Exhibit 99.1

中國石化上海石油化工股份有限公司
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People's Republic of China)

Stock code: 00338 Hong Kong 600688 Shanghai SHI New York

INTERIM REPORT 2020

CONTENTS

2	Important Message

3	Definitions

4	Major Financial Data and Indicators

7	Report of the Directors

28	Major Events

37	Change in Share Capital of Ordinary Shares and Shareholders

44	Directors, Supervisors, Senior Management and Others

49	Documents for Inspection

50	Report on Review of Interim Financial Information

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

51	Interim Condensed Consolidated Income Statement

53	Interim Condensed Consolidated Statement of Comprehensive Income

54	Interim Condensed Consolidated Balance Sheet

56	Interim Condensed Consolidated Statement of Changes in Equity

58	Interim Condensed Consolidated Statement of Cash Flows

60	Notes to the Condensed Consolidated Interim Financial Information

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

97	Consolidated and Company Balance Sheets

99	Consolidated and Company Income Statements

101	Consolidated and Company Cash Flow Statements

103	Consolidated Statement of Changes in Shareholders’ Equity

104	Statement of Changes in Shareholders’ Equity

105	Notes to the Financial Statements

230	Supplementary Information to the Financial Statements

233	Written Confirmation on the 2020 Interim Report Issued by Directors, Supervisors and Senior Management

235	Corporate Information

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IMPORTANT MESSAGE

1.

The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Sinopec”) and the Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2020 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2020 interim report of the Company, and severally and jointly accept responsibility.

2.	All the Directors attended the second meeting of the Tenth Session of the Board for approving the 2020 interim report of the Company.

3.	The interim financial report for the six months ended 30 June 2020 (the “Reporting Period”) is unaudited.

4.

Mr. Wu Haijun, Chairman of the Company; Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the Accounting Department; and Ms. Yang Yating, person in charge of the Accounting Department (Accounting Chief) and General Manager of Finance Department hereby warrant the truthfulness, accuracy and completeness of the financial statements contained in the 2020 interim report.

5.	The Company did not distribute half-year profit for 2020 nor was there any capitalization of capital reserves.

6.

The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

7.	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected persons for non-operational purposes.

8.	The Company did not provide external guarantees in violation of the required decision-making procedures.

9.	Reminder on Major Risks

Potential risks are elaborated in this interim report. Please refer to “Management Discussion and Analysis” in section 2 of the “Report of the Directors” in chapter 3 for details of the potential risks arising from the future development of the Company.

10.	The 2020 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

2    Sinopec Shanghai Petrochemical Company Limited

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “Sinopec Shanghai”	refers to	Sinopec Shanghai Petrochemical Company Limited

“Board”	refers to	the Board of Directors of the Company

“Director(s)”	refers to	the Director(s) of the Company

“Supervisory Committee”	refers to	the Supervisory Committee of the Company

“Supervisor(s)”	refers to	the Supervisor(s) of the Company

“PRC” or “China”	refers to	the People’s Republic of China

“Reporting Period”	refers to	the six months ended 30 June 2020

“Hong Kong Stock Exchange”	refers to	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	refers to	The Shanghai Stock Exchange

“Group”	refers to	the Company and its subsidiaries

“Sinopec Group”	refers to	China Petrochemical Corporation

“Sinopec Corp.”	refers to	China Petroleum & Chemical Corporation

“Hong Kong Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	refers to	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	refers to	the PRC Securities Law

“Company Law”	refers to	the PRC Company Law

“CSRC”	refers to	China Securities Regulatory Commission

“Articles of Association”	refers to	the articles of association of the Company

“Hong Kong Stock Exchange website”	refers to	www.hkexnews.hk

“Shanghai Stock Exchange website”	refers to	www.sse.com.cn

“website of the Company”	refers to	www.spc.com.cn

“HSSE”	refers to	Health, Safety, Security and Environment

“COD”	refers to	Chemical Oxygen Demand

“VOCs”	refers to	Volatile Organic Compounds

“LDAR”	refers to	Leak Detection and Repair

“SFO”	refers to	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	refers to	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	refers to	the A Share Share Option Incentive Scheme of the Company

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MAJOR FINANCIAL DATA AND INDICATORS

(1)	Major Accounting Data and Financial Indicators (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

Unit: RMB’000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	35,663,352	51,992,583	-31.41

Total (loss)/profit	-2,354,618	1,359,243	-273.23

Net (loss)/profit attributable to equity shareholders of the Company	-1,716,072	1,137,241	-250.90

Net (loss)/profit attributable to equity shareholders of the Company excluding non-recurring items	-1,788,160	1,137,729	-257.17

Net cash (used in)/generated from operating activities	-2,904,221	245,974	-1,280.70

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	26,905,393	29,885,341	-9.97

Total assets	42,307,625	45,636,128	-7.29

4    Sinopec Shanghai Petrochemical Company Limited

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic (losses)/earnings per share (RMB/ Share)	-0.159	0.105	-251.43
Diluted (losses)/earnings per share (RMB/ Share)	-0.159	0.105	-251.43
Basic (losses)/earnings per share after non- recurring items (RMB/Share)	-0.164	0.106	-254.72
(Loss)/return on net assets (weighted average) (%)*	-6.588	3.676	Decrease by 10.26 percentage points
(Loss)/return on net assets after non- recurring items (weighted average) (%)*	-6.835	3.698	Decrease by 10.53 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

(2)	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

Unit: RMB’000

	Net (loss)/profit attributable to equity shareholders of the holding company		Net assets attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	-1,716,072	1,137,241	26,905,393	29,885,341
Prepared under IFRS	-1,670,829	1,143,560	26,884,345	29,863,288

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS.

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MAJOR FINANCIAL DATA AND INDICATORS (continued)

(3)	Non-recurring Profit and Loss Items (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

Unit: RMB’000

Non-recurring profit and loss items	Amount
Gains on disposal of non-current assets	2,186
Government grants recorded in profit and loss	21,495
Employee reduction expenses	-11,554
Profits from changes in fair value of derivative financial assets and liabilities	9,281
Gains from structured deposits	73,170
Gains on foreign exchange options	1,031
Loss on selling of fair value through other comprehensive income	-13,185
Other non-operating income and expenses other than those mentioned above	-10,438
Income tax effect	131
Effect attributable to minority interests (after tax)	-29

Total	72,088

6    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS

Section 1: Business Overview

(1)	Description of the Principal Business, Operating Model and Industry in which the Company Operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenue from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for high-quality petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product structure, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In the first half of 2020, affected by the sudden outbreak of the Coronavirus disease 2019 (“COVID-19”) around the world, the petrochemical industry suffered disruption in supply chain, significant decline in market demand, stagnation of international trade and, disturbance to the normal production and sales. Furthermore, crude oil prices plummeted (on March 6, oil prices hit the biggest single-day drop in 20 years, and then fell below US$20/barrel at a low level), and the chemical market experienced drastic drop and rebound. In such context, enterprises were faced with greater difficulties in operation and obvious decline in profitability. The chemical raw materials related to pandemic prevention and control became the “highlights” in the special times.

According to the statistics of the China Petroleum and Chemical Industry Federation (“CPCIF”), in the first half of 2019, China’s petroleum and chemical industry achieved RMB5.07 trillion of operating income, a decrease of 11.9% year-on-year; the total profit was RMB141.6 billion, a decrease of 58.8% year-on-year. The profit of the oil and gas exploitation industry was RMB28.0 billion, a decrease of 72.2% year-on-year. The loss of the refinery industry was RMB24.4 billion. The profit of the chemical industry was RMB133.44 billion, a decrease of 32.6% year-on-year. The total import and export volume was USD305.47 billion, a decrease of 14.8% year on year.

February and March were hit hard by the COVID-19 pandemic. In March, guided by the government’s policy to promote the resumption of work and production, chemical production quickly recovered, and demand for energy and raw materials also gradually recovered. In April, the operating rate of domestic refineries returned to the level of the same period last year, and the production and sales of chemical products returned to normal, indicating that the negative impact of the pandemic gradually subsided. Statistics show that the growth rates of domestic crude oil and natural gas production were both higher than last year’s 0.8% and 9.8% respectively; crude oil processing capacity was 319 million tons, a year-on-year increase of 0.6% and apparent consumption was 366 million tons, a year-on-year increase of 7.6%; and the apparent consumption of natural gas was 159.42 billion cubic meters, an increase of 6.9%. The increase in the consumption of crude oil and natural gas showed that the market demand for energy and raw materials was gradually recovering.

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REPORT OF THE DIRECTORS (continued)

Looking into the second half of 2020, China’s economy has first taken on a V-shape rebound and kept its recovery momentum. Exports are expected to improve, and the production and sales of petrochemical industry are projected to be better than the same period last year. However, the disruption of international travel and the stagnation of global trade resulting from the spread of COVID-19 continue. In the months before the U.S. election, the tension between China and the U.S. and the uncertainty revolving around the pandemic relief measures of the U.S. government may hinder the recovery of economic and energy demand, triggering another sharp fluctuation in crude oil prices. New production capacity characterized by large-scale oil refining, large production of ethylene and large production of aromatic hydrocarbons will enter into the market and intensify market competition in the petrochemical industry. It is expected that the profitability of the petrochemical industry for the whole year will be at a low level.

(2)	Analysis of Core Competitiveness during the Reporting Period

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses strong operating scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibres in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland navigation, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the national and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients. The geographic proximity enables the Company to enjoy the convenience of coastal and inland shipping, giving the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the integrated utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

8    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

Section 2: Management Discussion and Analysis

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.)

1.	Review of the Company’s operations during the Reporting Period

In the first half of 2020, world economic growth has slowed down sharply, and COVID-19 has brought the most severe challenge to the global economy since the 2008 financial crisis. The U.S. economy has entered into recession since the first quarter. Even though there were signs of recovery afterwards, there are still huge uncertainties for economic recovery. The growth in Gross Domestic Product (“GDP”) of major economies in the Eurozone and Japan declined significantly, industrial production capacity has reduced, and unemployment rates in many countries substantially increased. Facing the severe challenges brought by COVID-19, as well as the complicated and ever-changing domestic and foreign environment, China’s GDP fell by 1.6% year-on-year in the first half of the year. Through nationwide efforts in pandemic prevention and, promotion of economic performance and social development, China’s economy started to improve after the worsening situation in the first half of the year. GDP in the second quarter increased by 3.2% year on year, and a steady economic recovery could be seen as well. The petroleum and chemical industries in China face grave challenges: continuous decline in product prices, historical declines in production and sales, and pressure of additional production and import capacity, coupled with uncertainties brought by COVID-19, global trade policies and crude oil prices, have resulted in sharp fall of profits of the petroleum and chemical industries.

In the first half of 2020, despite the severe and complicated domestic and international economic and industrial situations, the Group spared no efforts to ease away the pressure caused by COVID-19 and low oil prices by highly focusing on epidemic prevention and control, safety and environmental protection, production and operation, the 100-Day Breakthroughs, reform and development, etc., resulting in stable and orderly production and operation. The Company’s annual target is well achieved, with most of the indicators having met the time schedule or other control requirements. As of 30 June 2020, the Group’s turnover reached RMB35,627.6 million, representing a decrease of RMB16,327.6 million, or 31.43% from the same period last year. Pre-tax loss of RMB2,309.4 million was recorded (pre-tax profit of RMB1,365.6 million in the same period last year), representing a year-on-year decrease of RMB3,674.9 million. Loss after tax and non-controlling shareholders’ equity was RMB1,670.8 million (a profit of RMB1,143.6 million in the same period last year), representing a year-on-year decrease of RMB2,814.4 million.

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REPORT OF THE DIRECTORS (continued)

In the first half of 2020, the total amount of commodities produced by the Group was 6,653,100 tons, representing a decrease of 3.27% from the same period of last year. From January to June, 7.0183 million tons of crude oil were processed (including 211,700 tons of crude oil processing on given materials), a decrease of 6.08% over the same period last year. The production of refined oil was 3.9475 million tons, a year-on-year decrease of 11.58%, of which gasoline was 1,473,900 tons, a year-on-year decrease of 12.69%; diesel was 1,836,100 tons, a year-on-year decrease of 0.82%; jet fuel was 637,600 tons, a year-on-year decrease of 31.08%; LPG was 430,500 tons, a year-on-year decrease of 5.58%. The production of ethylene was 409,000 tons, a year-on-year decrease of 3.06%; para-xylene was 320,200 tons, a year-on-year decrease of 2.82%. Production of synthetic resins and plastics (excluding polyester and polyvinyl alcohol) was 531,400 tons, an increase of 4.83% year-on-year. The production of synthetic fibre raw materials was 273,600 tons, a year-on-year decrease of 9.19%; the production of synthetic fibre polymers was 165,600 tons, a year-on-year decrease of 13.62%; the production of synthetic fibres was 72,600 tons, a year-on-year decrease of 22.93%. In the first half of the year, the product sales rate and payment return rate of the Group were 100.45% and 100.00% respectively.

The epidemic prevention and control achieved phased success. Since the outbreak of COVID-19, the Group has immediately taken action to respond and carry out orderly pandemic control measures on Company staff and contractors, guaranteed material supply for pandemic control, and cooperated with local communities to prevent and control the pandemic, etc. Meanwhile, the Group prioritized the production of medical-grade polypropylene, as well as successfully developed and produced raw materials of melt-blown nonwovens for mask manufacturing. As a result, the Group produced in total 10,452 tons of Y2600T polymer chips base material, 5,728 tons of Y2600T-F polypropylene and 3,289 tons of specialized materials for melt-blown nonwovens. The Group vigorously promoted information technology applications, optimized daily routines and working arrangements to achieve “no imported, no spread, no fade area, no blind spot, no infection”, and therefore ensured the stability of the team and the Group.

Safety and environmental protection situations were under control. In the first half of the year, the Group fully implemented process safety management measures, strengthened fundamental environmental protection management and LDAR (leak detection and repair) which basically achieved full coverage. In order to enhance safety management ability, the Group formulated and implemented a special rectification plan, and carried out a series of educational promotion and emergency drills in “Safe Production Month”. From January to June, the Group achieved 100% wastewater discharge compliance rate, while the total emissions of COD, ammonia nitrogen, SO2, and NOX decreased by 10.69%, 8.16%, 10.76% and 11.61% year-on- year, respectively. The average concentration of VOCs at the boundary of the plant decreased by 19.71% year-on-year. The Group’s accumulated comprehensive energy consumption was 0.755 tons of standard coal per RMB10,000, representing an increase of 1.29% compared with the annual total of 0.745 tons of standard coal per RMB10,000 last year.

10    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

Production and operation were generally stable. In the first half of the year, by means of process stability management and equipment integrity management, the Group strengthened process safety management, and strictly controlled the “three small” (i.e. small fluctuations, small anomalies and small deviations) while putting an end to the “three non” (i.e. non-planned shutdown of divisions, non-planned shutdown of machine and non-planned shutdown of furnace), thereby ensuring the smooth operation of equipment. The equipment operation efficiency was improved by implementing limit management, optimizing and upgrading the management platform of technology digitalization, as well as strengthening abnormal production analysis. The safety and environmental protection maintenance of 12 sets of oil refining units was completed and the start-up was successful at one time. There was one unplanned shutdown. The operation of the units remained stable as a whole. Meanwhile, with the release of equipment integrity management system and online operation of the management platform, the management quality of predictive maintenance and full life cycle maintenance were strengthened and thus there was implement of special protection work for large units. According to the market situation, the diesel-gasoline ratio was flexibly adjusted, jet fuel was reduced, the production workflow of refined oil was optimized, and the sales pipeline was expanded. The diesel-gasoline ratio was 1.25, representing an increase of 0.15 year-on-year. A total of 185,000 tons of heavy low-sulfur bunker fuel oil (“LSFO”) were exported. The Group optimized the structure of ethylene raw materials and decreased the cost. The Group intensified its market and sales expansion, seized market opportunities and actively aligned with customers, achieving full production and sales of carbon five, polyolefin and ethylene oxide products as well as the expansion of export of vinyl acetate and acrylic and therefore reducing the total inventory of products. Among the 58 major technical and economic indicators listed for monitoring, 34 were better than the level of last year, with a year-on-year progress rate of 58.62%; 19 items reached the advanced level of the industry, and the industry advanced rate has reached 32.76%.

The 100-Day Breakthroughs achieved remarkable results. In the first half of 2020, the Group implemented the concept of “challenge the advanced levels and align with the highest standards” and built excellent teams on the company, regional and management departments levels. In line with market changes, the Group adjusted the types of crude oil purchased in the Middle East and purchased Oman crude oil using reserves, financial derivatives and DME pricing method to reduce the cost of crude oil procurement. The Group tapped the potential of cost reduction of large-scale procurement and vigorously promoted competitive and open procurement. Additionally, the Company strengthened the centralized operation of funds, carried out bidding for structured deposits, low-interest loans, bill discounting and forward exchange rate locking. The Group made good use of national and local anti-pandemic enterprise-benefiting policies and actively strive for tax incentives to ensure the implementation of the relief policies such as natural gas price adjustment and, the reduction of port construction fees, social security expenses and other special expenses.

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REPORT OF THE DIRECTORS (continued)

The pace of reform and development remained rapid and steady. In the first half of 2020, the Group furthered implemented the new development strategies while persistently putting innovation at a top priority in promoting the construction of “One Leader, One Core and One Base”. The Company continued to advance the R&D of scientific research projects such as key technologies of carbon fibre and its composite materials, green and environmentally friendly automobile lightweight materials, and completed 30 patent applications and 17 patent authorizations. The Group adjusted and optimized the organizational structure, implemented classified guidance and management of joint ventures, and carried out standard and comprehensive risk management and internal control management. Moreover, the Group steadily promoted the construction of intelligent chemical plants and doubled efforts to move projects forward despite adverse factors brought by the pandemic. The large tow carbon fibre project completed the environmental assessment; Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. was established; joint venture cooperation projects such as hazardous waste disposal and hydrogen energy utilisation were proceeding in an orderly manner. The 400,000 tons/year clean gasoline components units project was mechanically completed on schedule at the end of June and entered the production preparation stage.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2020			2019
	Sales volume ’000 tons	Net sales RMB million	%	Sales volume ’000 tons	Net sales RMB million	%
Synthetic fibres	73.1	717.6	2.4	93.7	1,198.6	2.6
Resins and plastics	655.8	4,411.3	14.7	633.8	5,054.2	11.0
Intermediate petrochemicals	1,092.7	4,094.7	13.7	1,077.4	5,164.4	11.2
Petroleum products	4,889.4	14,680.8	49.1	5,086.0	21,006.9	45.5
Trading of petrochemical products	—	5,693.3	19.0	—	13,305.5	28.8
Others	—	328.1	1.1	—	395.5	0.9

Total	6,711.0	29,925.8	100.0	6,890.9	46,125.1	100.0

12    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

In the first half of 2020, net sales of the Group amounted to RMB29,925.8 million, representing a decrease of 35.12% over the same period last year. Among which, net sales of synthetic fibres decreased by 40.13%, of resins and plastics by 12.72%, of intermediate petrochemicals by 20.71%, of petroleum products by 30.11% and of trading of petrochemical products by 57.21%. Affected by the fluctuation of crude oil prices and the pandemic, the net sales of products in all sectors dropped significantly. Except for the sales of resins and plastics and intermediate petrochemicals, which increased by 3.47% and 1.42% respectively, the sales of other sectors all declined compared with the same period last year. At the same time, the weighted average sales price of each sector also decreased compared with the same period last year.

In the first half of 2020, the Group’s cost of sales decreased by 28.03% year-on-year to RMB32,549.4 million, representing 108.77% of total net sales. The Group’s main raw material is crude oil. In the first half of 2020, international crude oil futures prices fluctuated abnormally, and international oil prices fell precipitously in the first quarter. While COVID-19 led to a decline in oil demand, Saudi Arabia and Russia increased production in order to compete for market share, thus exacerbating the already oversupplied market. Since mid-April, as countries have successively lifted lockdowns, global fuel demand has recovered. The Organization of Petroleum Exporting Countries (OPEC) and its allies OPEC + have implemented record production cuts, and international crude oil futures prices have begun to rise gradually. However, by the end of June, concerns of the second wave of pandemic’s possible suppression on fuel demand had limited the rise in oil prices. In the first half of the year, Brent crude oil futures closed at a maximum of USD68.91/ barrel, with a minimum of USD19.33/barrel. Half-year average price was approximately USD42.11/barrel, representing a year-on-year decrease of 39.29%. WTI crude oil futures closed at a maximum of USD63.27/ barrel and minimum of USD-37.63/barrel, with the half-year average price of approximately USD36.82/ barrel, representing a year-on-year decrease of 35.79%. Dubai crude oil futures closed at a maximum of USD69.60/barrel and minimum of USD13.55/barrel, with the half-year average price of approximately USD40.59/barrel, a year-on-year decrease of 38.15%.

In the first half of 2020, the average unit cost of crude oil processed by the Group was RMB2,716.99/ ton, representing a decrease of RMB592.35/ton compared to the same period last year, or a decrease of 17.90%. The Group processed a total of 7,018,300 tons of crude oil (including 211,700 tons of crude oil processed on a sub-contract basis), representing a decrease of 454,700 tons (including a decrease of 159,000 tons in self-exploited crude oil processing) compared to the same period last year. From January to June 2020, processing costs decreased by RMB4,558.0 million. Among them, processing costs decreased by RMB526.0 million due to a decrease in the volume of crude oil processed, and the decrease in unit cost of processed crude oil brought costs down by RMB4,032.0 million. In the first half of 2020, the Group’s cost of crude oil accounted for 56.82% of the total cost of sales.

In the first half of 2020, the Group’s cost for other ancillary materials amounted to RMB3,939.0 million, a decrease of 14.52% compared with the same period of last year, mainly due to the decrease in procurement prices. During the Reporting Period, the Group’s depreciation and maintenance expenses amounted to RMB887.8 million and RMB575.4 million, respectively. The depreciation and amortization increased by 2.32% year-on-year, mainly due to the addition of some catalysts during the Reporting Period. The maintenance expenses decreased by 17.49% year-on-year, mainly due to a decrease in actual amount of maintenance work during the Reporting Period, which led to the decrease in maintenance costs.

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REPORT OF THE DIRECTORS (continued)

In the first half of 2020, sales and administrative expenses of the Group amounted to RMB233.8 million, representing a decrease of 12.07% as compared to RMB265.9 million for the same period last year. This was mainly due to a decrease of RMB13.2 million in agency fees of Sinopec Shanghai’s headquarters and a decrease of RMB6.1 million in miscellaneous loading charges.

In the first half of 2020, other operating income of the Group amounted to RMB54.0 million, representing an increase of RMB8.2 million compared to the same period last year. This was mainly due to an increase of RMB13.9 million in government subsidy during the Reporting Period.

In the first half of 2020, the Group’s net finance income amounted to RMB151.0 million, compared to the net finance income of RMB213.7 million for the same period last year. This was mainly due to a decrease of RMB55.2 million in interest income and an increase of RMB7.5 million in interest expenditure during the Reporting Period.

In the first half of 2020, the Group’s loss after tax and non-controlling shareholder interests was RMB1,670.8 million, representing a decrease of RMB2,814.4 million as compared to the profit of RMB1,143.6 million for the same period last year.

Liquidity and Capital Resources

In the first half of 2020, the Group’s net cash outflow generated from operating activities amounted to RMB2,938.9 million and the net cash inflow for the same period last year was RMB220.4 million. This was primarily due to the operating losses during the Reporting Period.

In the first half of 2020, the Group’s net cash outflow generated from investing activities amounted to RMB3,120.6 million and the net cash inflow for the same period last year was RMB411.2 million. This was primarily attributable to: 1) the net cash outflow generated by the purchase of fixed deposit and structural deposit during the Reporting Period, which increased by RMB3,100.0 million compared with the previous period; 2) the acquisition of Zhejiang China National Aviation Fuel Petrochemical Storage and Transportation Co., Ltd., which was at RMB340.4 million; 3) the cash used to purchase and build fixed assets and other long-term assets during the Reporting Period increased by RMB130.4 million compared with the previous period.

In the first half of 2020, the Group’s net cash inflow generated from financing activities amounted to RMB1,469.2 million and the net cash inflow for the same period last year was RMB561.1 million. This was primarily attributable to the increase of RMB914.3 million in cash received by the Group as loans during the Reporting Period.

14    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2020, the Group’s total borrowings increased by RMB1,482.4 million to RMB3,030.0 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB1,482.4 million. As at 30 June 2020, the total borrowings of the Group at fixed interest rates amounted to RMB3,000.0 million.

Capital Expenditures

In the first half of 2020, the Group’s capital expenditures amounted to RMB417.0 million, mainly attributable to the preparation and implementation of various projects, including oil cleaning project 400,000 tons/ year clean gasoline components units, improvement of separation improvement of waste and clear water project of the Storage and Transportation Department, function reconstruction of emergency shut-off valve, upgraded factory facilities reconstruction of bunker fuel oil project, T-104 tank security risk management project and drying and reduction of oil sludge project of the Environmental Protection Water Supplies Department.

In the second half of 2020, the Group continues to advance the implementation of projects such as the oil cleaning project 400,000 tons/year clean gasoline components units, second phase of PAN (Polyacrylonitrile) based carbon fibre project with annual production of 1,500 tons, improvement of separation of waste and clear water project in the tank area of the Storage and Transportation Department, function reconstruction of emergency shut-off valve in the tank area of the Storage and Transportation Department and drying and reduction of oil sludge project of the Environmental Protection Water Supplies Department. The Group plans to start various projects, such as 24,000 tons/year precursor, 12,000 tons/year 48k large ton carbon fibre project, the third loop of 220kv power supply engineering, Jinyang spinning process optimization project, security risk rectification project of the central control room of the Olefin Department, No. 5 and No. 6 equipment relocation project of the Thermal Power Department, domestic water pipe network optimization project of Sinopec Shanghai, etc. The Group’s planned capital expenditure would be funded from cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2020, the Group’s gearing ratio was 35.92% (as at 30 June 2019: 34.07%). The ratio was calculated using the following formula: total liabilities/total assets.

2020 Interim Report    15

REPORT OF THE DIRECTORS (continued)

The Group’s Employees

As at 30 June 2020, the total number of enrolled employees of the Group was 8,516, among which the number of production staff was 5,038, the number of sales, financial and other staff was 2,409 and the number of administrative staff was 1,069. 56.34% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational trainings to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of the six months ended 30 June 2020, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2019 annual report.

2.	Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2020, there is still great uncertainty surrounding the global development of COVID-19. Affected by the pandemic, the global economy may plunge into recession, which will be reflected in global supply chains, international trade and energy prices. The “long-tail effect” of the pandemic and geopolitical games have a profound impact on both ends of supply and demand. It may culminate into fluctuation in international oil prices at a low level, and the uncertainty of oil prices is further highlighted. China is in a critical period for development model transformation, economic structure optimization and growth drivers shift. However, an interlacing of structural, institutional and cyclical problems increases the downward pressure on the economy. The energy and chemical industry ushers in an accelerated period of strategic transformation as competition in the refining industry intensifies and the chemical industry sees more prominent pressure on transformation and upgrading. The Company faces both pressure and risk as well as opportunities and challenges, and therefore the overall production and operation will be more severe and complex.

16    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

In the second half of 2020, the Group will focus on stable operation, continuous breakthroughs, transformation and upgrading, precision management and talent optimization, and continue to promote innovation and efficiency, striving to create better-than-expected operating results that outperform the market.

1.

Focus on stable operation and consolidate the foundation for innovation and efficient operation. The Group will highlight the “main theme” of safe and green operation, strictly and practically ensure safe production, effectively operate the HSSE management system, promote special rectification work in key areas and key links of safety production, and address both the symptoms and root causes to ensure stable operation. The Group will also continue to implement the process safety management system and build the equipment integrity management system. The Group will persevere in the construction of green enterprises, actively carry out the comprehensive environmental improvement work in Jinshan area and accelerate the joint venture cooperation regarding hazardous waste projects. While continuously promoting the establishment of green grassroots units to ensure that the Group passes the green enterprise review, the Group will not slacken its efforts to prevent and control the pandemic, by emphasizing regular anti-pandemic response, preventing import of confirmed cases and adjusting work focus and response measures accordingly.

2.

Focus on continuous breakthroughs and drive the engine of profit generation. The Group will improve the multi-level optimization mechanism, reduce the cost of crude oil procurement, increase the crude oil processing capacity and total product volume, and adjust the product mix in time. The Group will also work to ensure the full operation of 400,000 tons/year clean gasoline components units at the end of August. The Group will optimize and tap the potential of ethylene raw materials, optimize residue processing, and increase the output of asphalt, liquefied gas, propylene and other high value-added products. Moreover, the Group will cooperate with SECCO in the supply of raw materials to maximize regional benefits, focus on market expansion, continuously improve marketing efficiency, reduce costs and fees, and strengthen cost control.

3.

Focus on transformation and upgrading and accelerate the pace of profit generation. The Group will continue to promote transformation and upgrading with industrial restructuring as the priority, adhere to the development direction of “basic + high-end”, deepen efforts to produce new materials, accelerate the R&D of medical and health materials and high-end materials, and expand new areas of product applications to create new drivers for profit generation. In addition, the Group will improve industrial planning for new materials, ensure that the mechanical completion and full production of the second stage of carbon fibre project, and the start of the construction of the large tow carbon fibre project within the year. The Company will explore new projects, new systems and mechanisms adopted by new enterprises and accelerate the establishment of Advanced Materials Innovation Research Institute to provide systematic guarantee for technological innovation. Also, the Company will actively integrate into the “Yangtze River Delta Hydrogen Corridor Construction and Development Plan” and jointly create “hydrogen source and carbon valley” with local governments.

2020 Interim Report    17

REPORT OF THE DIRECTORS (continued)

4.

Focus on delicate management and improve the efficiency of profit generation. The Group will focus on the refinement of management, adopt the methods of “welcoming in and going out” to learn from advanced overseas experience, and pay attention to internal management, so as to improve the working performance of crude oil procurement, plan optimization, production and operation, and financial value guidance. The Group will continuously improve management efficiency and effectiveness while carrying out actions to increase effectiveness of internal control system and the compliance management system. The Group will continue to explore the application of big data and artificial intelligence to accelerate the construction of intelligent factories.

5.

Focus on talent optimization and stimulate the vitality of profit generation. The Group will optimize the concept of employment and improve per capita labor efficiency. The Group will also optimize the age structure of the management, comprehensively improve the overall quality and managing ability of management personnel at all levels, and strengthen training and application to improve the professional ability of the staff.

18    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(2)	Analysis of the Company’s Principal Performance during the Reporting Period (certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

1.	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’000

Item	As at 30 June 2020	As at 31 December 2019	Change (%)	Reason for change
Cash at bank and on hand	3,869,936	8,958,538	-56.80

During the Reporting Period, the gross profit of product sales decreased significantly, the balance of operating payable items such as taxes and fees payable decreased. The reasons above together with the net outflow of cash from operating activities led to the decrease of monetary fund balance.

Inventories	4,381,070	6,754,434	-35.14

Affected by COVID-19 and the decline of international crude oil prices, the unit cost of crude oil inventory of the Company decreased by 50.4%, the inventory quantity of products in process and finished products decreased by 11.1%, and the average inventory unit cost decreased by 30.1%.

Construction in process	1,202,594	1,815,549	-33.76	During the Reporting Period, the oil cleaning project was mechanically completed, leading to a transfer of capital of RMB650.0 million.
Accounts payable	6,066,658	7,664,296	-20.85	Affected by the downturn of the industry and the pandemic, the unit price of raw materials procurement of the Company decreased, and the purchase payment payable decreased.
Other payable	2,599,719	867,967	199.52	The increase of other payable mainly included an increase of RMB1.298 billion in dividends payable.

2020 Interim Report    19

REPORT OF THE DIRECTORS (continued)

Unit: RMB’000

Item	For the six months ended 30 June		Change (%)	Reason for change
	2020	2019
Revenue	35,663,352	51,992,583	-31.41	This is caused by the reduction of downstream market demand resulting from the pandemic and the sharp drop in products price resulting from the a proportionate drop in international crude oil prices.
Finance income-net	145,840	198,402	-26.49

Short term loans increased from RMB1.5 billion to RMB3 billion, and interest expenses increased. The average balance of bank deposits decreased, interest rates decreased, and interest income decreased.

Asset impairment losses	-120,928	-24,786	387.89	Due to the significant decline in prices of refined oil in March 2020, the Company made a provision in impairment losses on inventories.
Income tax expenses	-646,300	215,526	-399.87	Affected by the pandemic and the downturn of the industry, the company operated at a loss during the Reporting Period.
Net (loss)/profit attributable to shareholders of the Company	-1,716,072	1,137,241	-250.90	Affected by the pandemic and the downturn of the industry, the company operated at a loss during the Reporting Period.
Net cash (used in)/ generated from operating activities	-2,904,166	245,974	-1,280.68

During the Reporting Period, the Company’s gross profit on product sales decreased significantly, and operating losses occurred. At the same time, business payable items such as taxes and fees decreased significantly, resulting in net cash outflow from operating activities.

Net cash (used in)/ generated from investment activities	-3,120,578	411,176	-858.94

During the Reporting Period, the net cash flow from purchasing structured deposits and time deposits increased by RMB3.1 billion compared with the previous period, and the cash paid for purchasing a new subsidiary in the Reporting Period was RMB340.0 million.

Net cash generated from financing activities	1,434,389	535,564	167.83	The short-term borrowing during the Reporting Period increased compared with the previous period.
R&D expenses	47,528	21,379	122.31	During the Reporting Period, The R&D expenditure on the industrial test project of carbon fibre quality improvement and large tow preparation increased year on year.

20    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(3)	Analysis of Business Operations by Industry, Product or Geographical Location Segment

1.	Principal Operations by Industry or Product

Unit: RMB’000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin(%)	Increase/decrease in revenue compared to corresponding period of the previous year (%)	Increase/decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/decrease in gross profit margin compared to last year (percentage point)
Synthetic fibres	720,697	983,671	-36.49	-40.91	-25.16	Decrease by 28.71 percentage points
Resins and plastics	4,432,141	4,276,569	3.51	-13.66	-0.64	Decrease by 12.64 percentage points
Intermediate petrochemicals	4,112,537	4,142,428	-0.73	-21.84	-5.89	Decrease by 17.07 percentage points
Petroleum products	20,334,775	15,553,621	23.51	-23.62	-22.59	Decrease by 1.02 percentage points
Trading of petrochemical products	5,697,394	5,643,283	0.95	-57.21	-57.35	Increase by 0.32 percentage points
Others	207,128	195,045	5.83	-2.57	12.55	Decrease by 12.66 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was -1.06%.

2.	Revenue by Geographical Location

		Unit: RMB’000
Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	28,487,627	-18.64
Other regions in the PRC	2,128,956	150.18
Exports	4,888,089	-69.26

2020 Interim Report    21

REPORT OF THE DIRECTORS (continued)

(4)	Analysis of Assets and Liabilities

Unit: RMB’000

	As at 30 June 2020		As at 31 December 2019		Change of amount on 30 June 2020 compared to 31 December
Item	Amount	% of total	Amount	% of total	2019 (%)	Main reason for change
Cash at bank and on hand	3,869,936	9.15	8,958,538	19.63	-56.80

During the Reporting Period, the gross profit of product sales decreased significantly, the balance of operating payable items such as taxes and fees payable decreased, and the net outflow of cash from operating activities led to the decrease of monetary fund balance.

Inventories	4,381,070	10.36	6,754,434	14.8	-35.14

Affected by COVID-19 and the decline of international crude oil prices, the unit cost of crude oil inventory of the Company decreased by 50.4%, the inventory quantity of products in process and finished products decreased by 11.1%, and the average inventory unit cost decreased by 30.1%.

Construction in process	1,202,594	2.84	1,815,549	3.98	-33.76	During the Reporting Period, the oil cleaning project was mechanically completed, and the transferred capital was RMB650 million.
Accounts payable	6,066,658	14.34	7,664,296	16.79	-20.85	Affected by the downturn of the industry and the pandemic, the unit price of raw materials procurement of the Company decreased, and the purchase payment payable decreased.
Other payable	2,599,719	6.14	867,967	1.9	199.52	The increase of other payable mainly included an increase of RMB1.298 billion in dividends payable.

22    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(5)	Analysis of Investments

1.	Entrusted Wealth Managements and Entrusted Loans

(i)	Entrusted Wealth Managements

The Company did not engage in entrusted wealth management during the Reporting Period.

(ii)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

2.	Application of Funds Raised

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB801.0 million during the Reporting Period, profit attributable to the Group was RMB160.0 million, representing 9.33% of net profit or loss attributable to equity shareholders of the Company during the Reporting Period.

2020 Interim Report    23

REPORT OF THE DIRECTORS (continued)

4.	Projects funded by Non-fund-raising Capital

Major project	Estimated total project investment	Estimated total project investment in the Reporting Period	Status as at 30 June 2020
Oil cleaning project 400,000 tons/year clean gasoline components units	781,657	198,917	Mechanical completion
PAN (Polyacrylonitrile) based carbon fibre project (Second stage) with annual production of 1500 tons	847,794	0	Under construction
Improvement of separation of waste and clear water project of the Storage and Transportation Department	64,474	3,342	Under construction
Function reconstruction of emergency shut-off valve of the Storage and Transportation Department	76,766	2,789	Under construction
Upgraded factory facilities reconstruction of bunker fuel oil project	47,532	1,108	Under construction
Drying and reduction of oil sludge project of the Environmental Protection Water Supplies Department	52,520	1,190	Under construction

24    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(6)	Other Disclosure Items

1.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemical products market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increase in crude oil prices and increase in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

2020 Interim Report    25

REPORT OF THE DIRECTORS (continued)

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows are closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,500.0 million in 2020, which will be met by internal funding and bank loans. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s capital projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market; issuance of government approval documents; as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

26    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemical products industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

2020 Interim Report    27

MAJOR EVENTS

(1)	Annual General Meeting

During the Reporting Period, the Company held the 2019 Annual General Meeting in Shanghai, China on 18 June 2020, which was in strict conformity with the relevant laws and regulations and the notice, convening and convening procedures stipulated in the Articles of Association. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 19 June 2020 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 18 June 2020.

(2)	Plan for Ordinary Shares Profit Distribution or Capital Reserves Capitalization

1.	The Formulation, Implementation or Adjustment of Cash Dividend Policy

The 2019 Profit Distribution Plan was considered and approved at the 2019 Annual General Meeting held on 18 June 2020 to distribute a dividend of RMB1.20 per 10 shares (including tax) totaling RMB1,298,857,620 based on the total issued share of 10,823,813,500 as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 19 June 2020 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 18 June 2020. The record date for H shares dividend payment was 29 June 2020 and the dividend payment date for H shares was 21 July 2020. On 13 July 2020, the Company published an announcement on the implementation of profit distribution for A shares for 2019. The record date for A shares dividend payment was 20 July 2020 and the ex-dividend date was 21 July 2020. The dividend payment date for A shares was 21 July 2020. The Profit Distribution Plan was implemented as scheduled.

2.	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

(3)	Performance of Undertakings

1.	Undertakings by De Facto Controller, Shareholders, Connected Parties, Purchaser and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

28    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(4)	Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company had not changed its auditors.

(5)	Material Lawsuits or Arbitration

During the Reporting Period, the Company had no material lawsuits or arbitration.

(6)	Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(7)	Credit Status of the Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

2020 Interim Report    29

MAJOR EVENTS (continued)

(8)	Share Option Incentive Scheme

During the Reporting Period, the Company did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed. No H-share share options were granted, cancelled or lapsed.

(9)	Major Connected Transactions of the Company

1.	Connected Transactions in relation to Daily Operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the de facto controller, Sinopec Group on 23 October 2019, and the Comprehensive Services Framework Agreement entered into with the Sinopec Group on 23 October 2019, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemical products and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller Sinopec Group on 23 October 2019, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement shall be valid for three years until 31 December 2022.

The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2019.

30    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

			Unit: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2020	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	78,453,000	19,581,627	39.20%
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	70,113,000	22,268,268	60.92%
Property leasing	Sinopec Corp. and its associates	37,000	13,852	38.70%
Agency sales of petrochemical products	Sinopec Corp. and its associates	166,000	51,395	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	684,000	74,426	20.52%
Petrochemical industry insurance services	Sinopec Group and its associates	120,000	55,770	100.00%
Financial services	Sinopec Group and its associates (Finance Department of Sinopec)	200,000	921	0.52%

The Company approved a storage service agreement with Sinopec Petroleum Reserve Company Limited and its Baishawan branch at the 19th meeting of the Ninth Session of the Board on 27 December 2019 and signed the agreement on 31 December 2019. Pursuant to the agreement, Baishawan branch is to provide the storage service for the Company for one year, with the leasing period from 1 January 2020 to 31 December 2020, at an annual storage fee of a maximum of RMB114.0 million (including VAT). Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 December 2019, as well as on “Shanghai Securities News” and “China Securities Journal” on 28 December 2019.

2020 Interim Report    31

MAJOR EVENTS (continued)

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company signed the Technical Service Contract with the Company’s actual controller, Sinopec Group’s non-wholly owned subsidiary, Petro-Cyberworks Information Technology Co.,Ltd. (“Petro-Cyberworks”), which entrusted Petro-Cyberworks to undertake the design, construction and operation and maintenance of the smart factory project. The total amount of technical service contract is RMB30,580,000 (inclusive of tax). The term of the technical service contract shall start from the date of signing by both parties, and the main function construction will be completed in July 2020 when the pilot will start. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on Shanghai “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

2.	Credits and Liabilities with Connected Parties

					Unit: RMB’000
		Funds provided to connected parties			Funds provided by connected parties to the listed company
Connected party	Connected relationship	Opening balance	Amount of transaction	Closing balance	Opening balance	Amount of transaction	Closing balance
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	30,760	-22,397	8,363	39,917	29,549	69,466

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices, or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

32    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

(10)	Material Contracts and their Performance

1.	Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the Reporting Period.

2.	Guarantees

The Company did not provide any guarantees during the Reporting Period.

3.	Other Material Contracts

There were no other material contracts during the Reporting Period.

(11)	Environmental Information

1.	Environmental Protection Situation of Key Pollutant-discharging Companies and their Subsidiaries as Announced by the Environmental Protection Ministry

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Ecology and Environment. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) (國家重點監控企業自行監測及信息公開辦法(試行)), the Company has disclosed to the public on the website of the National Pollution Source Monitoring Information Management and Sharing Platform the sites of the source of pollution, pollutant types and concentration of pollutants which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its first priority. It continues to participate in ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality for quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/T28001: 2011). On 16 September 2019, the continued use of the title “China Environmental Friendly Enterprise” (“中華環境友好企業”) was approved. On 27 December 2019, the Company was awarded the title “Sinopec Green Enterprise” (“中國石化綠色企業”) after passing through the approval of the HSSE Committee of Sinopec Group.

In 2020, the Company actively fulfilled the main responsibility of environmental protection, comprehensively promoted the green development of the industry, resolutely fought against pollution, won the battle of defending the blue sky, and conscientiously implemented the requirements of “the Seventh Environmental Protection Three-Year Action Plan”, “Shanghai Clean Air Action Plan (2018-2022)” and “Jinshan District Environmental Comprehensive Remediation Action Plan”, thereby promoting the establishment of green enterprise and green grassroots establishment and helping the Company in achieving high quality and sustainable development.

2020 Interim Report    33

MAJOR EVENTS (continued)

The Company actively carried out environmental protection renovation. In the first half of 2020, the chemical oxygen demand of key pollutants, ammonia nitrogen, sulfur dioxide and nitrogen oxides of the Company decreased by 10.69%, 8.16%, 10.76% and 11.61% respectively year-on-year. The passing rate of the company’s discharged waste water was 100%, that of the controlled waste gas was 100%, and the rate of proper disposal of hazardous waste was 100%, thereby meeting the requirements of the environmental protection assessment index of the energy and environmental responsibility statement of Sinopec Group.

2.	Construction and Operation of Pollution Prevention Facilities

The Company strengthened the daily operation supervision of environmental protection facilities, and the operational parameters of environmental protection facilities were included in the production indicators for management. Environmental protection equipment was listed as an important production equipment, and environmental protection on-line instruments were integrated into the equipment management system.

By November 2018, all boilers of the Thermal Power Department had completed ultra-low emission conversion. In the first half of 2020, the emission of soot, SO2 and NOX from thermoelectric boilers reached Shanghai Emission Standard of Air Pollutants for Coal-fired Power Plant (DB31/963-2016), namely, soot ≤ the standard, SO2≤O and NOX≤O; SO2 emissions from three sulfur recovery units met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry (GB31570- 2015), namely, SO2≤O; the emission of pollutants from catalytic cracking units met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry (GB31570-2015), namely, soot ≤ the standard, SO2≤O and NOX≤O. The emission of pollutants from process heating furnace met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry (GB31570-2015) and Emission Standard of Pollutants for Petroleum Chemistry Industry (GB31571-2015), namely, soot ≤ the standard g/m3, SO2≤O g/m3 and NOX≤O g/m3.

Sinopec Shanghai’s Environmental Protection Water Supplies Department has two sets of sewage biochemical treatment devices (1# sewage treatment plant and 3# sewage treatment plant), and the sewage treatment design capacity is 84,000 tons/day. After the sewage treatment reaches the standard, it is discharged to Hangzhou Bay through the deep-sea discharge pipe.

In the first half of 2020, the second-level sewage biochemical treatment capacity of the Environmental Protection Water Supplies Department totaled 13,704,100 tons, approximately 75,300 tons/day. The total effluent concentration of CODcr and ammonia nitrogen was 33.2mg/l and 2.0mg/l respectively. The sewage treatment plant facilities were 100% intact and the operation rate was 100%.

34    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

3.	Environmental Impact Assessment and Other Environmental Protection Administrative Approval

According to relevant requirements of national and local governments such as the “Environmental Impact Assessment Law”, “Regulations on Environmental Protection Management of Construction Projects” and “Classification Management List for Construction Project Environmental Impact Assessment”, the Company actively promoted the alignment of construction projects with the “three at the same time” environmental protection principle. In the first half of 2020, the project “Storage and Transportation Department T-121~124 Tank Intrinsic Safety and Environmental Protection Hazard Control” was approved by Jinshan Ecological Environment Bureau (approval number: [2020]79), and the project “Sinopec Shanghai Petrochemical Company Limited precursor with annual production of 24,000 tons and 48K large tow carbon fibre with annual production of 12,000 tons” was approved by Shanghai Municipal Bureau of Ecology and Environment (approval number: [2020]24).

The Company obtained the sewage discharge licenses (petrochemical industry) issued by the Shanghai Municipal Environmental Protection Bureau on 31 December 2017. In 2020, the Company strictly carried out self-monitoring, reporting of pollutant discharge permit execution reports and information disclosure in strict accordance with the requirements of sewage permit management.

In July 2020, due to the operation of the new gasoline cleaning project of the Refining Department in August, Sinopec Shanghai applied to the Shanghai Municipal Bureau of Ecology and Environment for a change to the sewage discharge license, which is in progress.

4.	Response Plan for Emergent Environmental Incidents

According to the three-year validity requirement in the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Sinopec”, the Company completed the revision of the “Comprehensive Emergency Response Plan for Environmental Emergencies” and filed a report to Shanghai Municipal Bureau of Ecology and Environment in December 2019. The Company’s overall plan includes 11 areas, such as “Corporate Profile”, “Emergency Organization System and Responsibility”, “Environmental Risk Analysis”, “Internal Alarm Mechanism”, “Emergency Response”, etc. The special emergency plan includes 6 plans, including “Special Emergency Plan for Water Environment Risk”, “Special Emergency Plan for Long-Distance Pipeline Leakage”, “Special Emergency Response Plan for Chemicals (Including Hazardous Waste) Leakage Incident”, “Special Emergency Response Plan for Oil and Gas Pipeline Leakage Incident”, “Sinopec Shanghai Special Emergency Plan for Soil Pollution Prevention”, “Sinopec Shanghai Special Emergency Plan for Hazardous Waste Disposal”, etc.

In accordance with the requirements of the “Notice on the Issuance of ‘Sinopec Environmental Risk Assessment Guide’ ([2019]29)” issued by the Sinopec Group, the Company carried out reassessment of environmental risk sources. As at July 2020, a total of 113 environmental risk sources were assessed, of which none was level I environmental risk source, 34 were level II environmental risk sources (18 in the equipment, 15 in the tank area and 1 in the wharf), and 79 were level III environmental risk sources (61 in the equipment, 13 in the tank area, 4 in the land pipelines and 1 in the wharf).

2020 Interim Report    35

MAJOR EVENTS (continued)

The Company carried out regular environmental protection emergency drills. On 29 June 2020, the Company carried out “LPG tank leak in the LPG tank station in the third storage and transportation workshop”. It was the first time that blind drill was carried out at a company level. The video of the drill was transmitted to the emergency command center of the Company in real time. Mr. Guan Zemin, President of the Company, participated in the drill as chief commander in the emergency command center. Through the blind drill and actual practice, the Storage and Transportation Department found effective measures for further adjustments. Moreover, the Company accumulated extensive experience to improve relevant emergency drill plans: (1) the Company’s department can quickly arrive at the scene after receiving the general dispatching information; (2) the fire brigade can quickly and effectively deal with it after receiving the alarm; (3) the third storage and transportation workshop did a good job in self-rescue, especially in process disposal, on-site opening of rescue water and the overall leakage handling was appropriate, fast and effective.

5.	Environmental Self-monitoring Programme

In accordance with Sinopec Shanghai’s Self-Monitoring Program for Pollution Discharge Permit, Sinopec Provisions on the Management of Environment Monitoring and Sinopec Shanghai’s Provisions on the Management of Environment Monitoring, in early 2020, the Company organized and published the annual Sinopec Shanghai Environmental Monitoring Plan and emission implementation standards. The monitoring contents included the following nine parts: water quality (rain water) monitoring plan, atmospheric monitoring plan (atmospheric PM10, unorganized emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, soil and groundwater monitoring plan, covering the Company’s sewage, clean water, waste gas, noise, radioactivity and other pollution sources, as well as environmental monitoring of the atmosphere, groundwater, etc. Daily environmental monitoring is carried out according to the monitoring plan. In the first half of 2020, a total of 13,294 water quality monitoring data, 4,047 air and waste gas monitoring data, and 152 noise monitoring data were completed, with the compliance rate of 100%.

(12)	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the Company Law, the Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

36    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1)	Changes in Share Capital of Ordinary Shares during the Reporting Period

1.	Changes in Share Capital of Ordinary Shares during the Reporting Period

During the Reporting Period, there was no change in the ordinary shares of the Group.

(2)	Issue of shares

1.	Issue of Shares during the Reporting Period

During the Reporting Period, the Group did not issue any shares.

2.	Changes in the Company’s Total Number of Ordinary Shares, Shareholding Structure and the Company’s Assets and Liabilities

During the Reporting Period, there was no change in the Company’s total number of shares, shareholding structure and Company’s assets and liabilities due to reasons such as stock dividend and allotment of shares.

3.	Employees Shares

The Company had no employees shares as at the end of the Reporting Period.

2020 Interim Report    37

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(3)	Shareholders

1.	Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	95,776

2.	Shareholding of the Top Ten Shareholders as at the End of the Reporting Period

								Unit: Shares
Shareholding of the top ten shareholders
		Increase/decrease of shareholding	Number of shares		Number of shares
		during the	held at the end of	Percentage of	held with selling	Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Reporting Period (shares)	the Reporting Period (shares)	shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	-809,717	3,453,874,030	31.91	0	Unknown	–	Overseas legal person
China Securities Finance Corporation Limited	A shares	0	324,111,018	2.99	0	None	0	Others
Central Huijin Investment Limited	A shares	0	67,655,800	0.63	0	None	0	Others
HKSCC Limited	A shares	-13,130,965	64,546,170	0.60	0	None	0	Others
Huitianfu Fund Management Co., Ltd. - Social Security Fund 1103 portfolio	A shares	5,000,000	50,000,620	0.46	0	None	0	Others
GF Fund - Agricultural Bank of China - GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
Dacheng Fund - Agricultural Bank of China - Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund - Agricultural Bank of China - China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund - Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Note on connected relations or acting in concert of the above shareholders

Among the above-mentioned shareholders China Petroleum & Chemical Corporation (“Sinopec Corp.”), a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

38    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(4)	Change in Controlling Shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2020, as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the SFO in the shares and underlying shares of the Company or as recorded in the register of interests required to be kept under section 336 of the SFO are as set out below:

2020 Interim Report    39

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44(L)	74.50(L)	Beneficial owner
The Bank of New York Mellon Corporation	405,786,808 H shares (L)	(2)	3.75(L)	11.61(L)	Interests of controlled corporation
	348,916,700 H shares (S)		3.22(S)	9.98(S)
	53,222,904 H shares (P)		0.49(P)	1.52(P)
BlackRock, Inc.	321,970,895 H shares (L)	(3)	2.97(L)	9.21(L)	Interests of controlled corporation
	36,728,400 H shares (S)		0.34(S)	1.05(S)
Corn Capital Company Limited	211,008,000 H shares (L)	(4)	1.95(L)	6.04(L)	Beneficial owner
	200,020,000 H shares (S)		1.85(S)	5.72(S)
Hung Hin Fai	211,008,000 H shares (L)	(4)	1.95(L)	6.04(L)	Interests of controlled corporation
	200,020,000 H shares (S)		1.85(S)	5.72(S)
Yardley Finance Limited	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(5)	1.85(L)	5.72(L)	Interests of controlled corporation
Citigroup Inc.	227,905,889 H shares (L)	(6)	2.11(L)	6.52(L)	Secured equity holders,
	11,912,455 H shares (S)		0.11 (S)	0.34 (S)	Interests of controlled
208,391,836 H shares (P)			1.93(P)	5.96(P)	corporation, and approved lending agents
Wellington Management Group LLP	213,197,224 H shares (L)	(7)	1.97(L)	6.10(L)	Investment manager
	13,926 H shares (S)		—	—

(L) : Long position; (S): Short position; (P): Lending pool

40    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Note:

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 30 June 2020. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 405,786,808 H shares (long position) and 348,916,700 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 348,916,700 H shares (short position) are held through physical- settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 405,769,008 H shares (long position) and 348,916,700 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 405,769,008 H shares (long position) and 348,916,700 H shares (short position) of the Company held by The Bank of New York Mellon.

(2.2)

All the 17,800 H shares (long position) are held by BNY MELLON, NATIONAL ASSOCIATION. Since BNY MELLON NATIONAL ASSOCIATION is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 17,800 H shares (long position) of the Company held by BNY MELLON, NATIONAL ASSOCIATION.

(3)

All the 321,970,895 H shares (long position) (among which 2,806,000 H shares (long position) are held through cash settled unlisted derivatives) and 36,728,400 H shares (short position) (among which 334,000 H shares (short position) are held through cash settled unlisted derivatives) are deemed to be held by BlackRock, Inc., due to control of multiple companies. Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 2,355,000 H shares (long position) are held by BlackRock Investment Management, LLC. Since BlackRock Investment Management, LLC is indirectly wholly owned by BlackRock, Inc. through Trident Merger, LLC, BlackRock, Inc. is deemed to have an interest in the 2,355,000 H shares (long position) of the Company held by BlackRock Investment Management, LLC.

(3.2)

All the 15,058,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc. through BlackRock Holdco 2, Inc., BlackRock, Inc. is deemed to have an interest in the 15,058,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is interested in the shares of the Company through the following companies:

(3.2.1)	1,070,000 H shares (long position) are held by BlackRock Advisors, LLC.

(3.2.2)	BlackRock Holdco 4, LLC is wholly owned by BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC is interested in the shares of the Company through the following companies:

(3.2.2.1)	56,398,337 H shares (long position) and 36,394,400 H shares (short position) are held by BlackRock Institutional Trust Company, National Association.

(3.2.2.2)	83,156,000 H shares (long position) are held by BlackRock Fund Advisors.

(3.3)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.3.1)	5,044,788 H shares (long position) are held by BlackRock Japan Co., Ltd. (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

2020 Interim Report    41

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(3.3.2)	942,000 H shares (long position) are held by BlackRock Asset Management Canada Limited (which is 99.9% indirectly held by BR Jersey International Holdings L.P.)

(3.3.3)	1,596,000 H shares (long position) are held by BlackRock Investment Management (Australia) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.4)	1,991,813 H shares (long position) are held by BlackRock Asset Management North Asia Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.5)	1,124,000 H shares (long position) are held by BlackRock (Singapore) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.4)

90% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.3) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.4.1)	552,000 H shares (long position) are held by BlackRock (Netherlands) B.V.

(3.4.2)	1,794,000 H shares (long position) are held by BlackRock Advisors (UK) Limited.

(3.4.3)	30,898,998 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.4.4)	19,603,951 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.4.5)	372,000 H shares (long position) are held by BlackRock International Limited.

(3.4.6)	7,848,308 H shares (long position) are held by BlackRock Life Limited.

(3.4.7)	31,433,000 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(3.4.8)	60,704,000 H shares (long position) and 334,000 H shares (short position) are held by BLACKROCK (Luxembourg) S.A.

(3.4.9)	28,000 H shares (long position) are held by BlackRock Asset Management (Schweiz) AG.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(6)

Of the H shares (long position) held by Citigroup Inc., 4,535,100 H shares (long position) are held through physically settled listed derivatives, 5,222,031 H shares (long position) are held through physically settled unlisted derivatives, and 226,000 H shares (long position) are held through cash settled unlisted derivatives. Of the H shares (short position) held by Citigroup Inc., 2,450,000 H shares (short position) are held through cash settled unlisted derivatives. In addition, Citigroup Inc. is deemed to hold a total of 227,905,889 H shares (long position) and 11,912,455 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Citigroup Inc.:

(6.1)

All the 208,391,836 H shares (long position) are held by Citibank, N.A. Since Citibank, N.A. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 208,391,836 H shares (long position) of the Company held by Citibank, N.A.

42    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(6.2)

All the 5,518,486 H shares (long position) are held by Citigroup Global Markets Hong Kong Limited. Since Citigroup Global Markets Hong Kong Limited is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 5,518,486 H shares (long position) of the Company held by Citigroup Global Markets Hong Kong Limited.

(6.3)

All the 3,300 H shares (long position) and 296,455 H shares (short position) are held by Citigroup Global Markets Inc. Since Citigroup Global Markets Inc. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 3,300 H shares (long position) and 296,455 H shares (short position) of the Company held by Citigroup Global Markets Inc.

(6.4)

All the 13,992,267 H shares (long position) and 11,616,000 H shares (short position) are held by Citigroup Global Markets Limited. Since 90% of interest in Citigroup Global Markets Limited are indirectly held by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 13,992,267 H shares (long position) and 11,616,000 H shares (short position) of the Company held by Citigroup Global Markets Limited.

(7)

Of the H shares (short position) held by Wellington Management Group LLP, 13,926 H shares (short position) are held through cash settled listed derivatives. In addition, Wellington Management Group LLP is deemed to hold a total of 213,197,224 H shares (long position) and 13,926 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Wellington Management Group LLP:

(7.1)

All the 12,482,220 H shares (long position) and 11,514 H shares (short position) are held by Wellington Management Company LLP. Since 99.99% of interest in Wellington Management Company LLP are directly held by Wellington Investment Advisors Holdings LLP, 99.99% of interest in Wellington Investment Advisors Holdings LLP are directly held by Wellington Group Holdings LLP, and 99.70% of interest in Wellington Group Holdings LLP are directly held by Wellington Management Group LLP, Wellington Management Group LLP is deemed to have an interest in the 12,482,220 H shares (long position) and 11,514 H shares (short position) of the Company held by Wellington Management Company LLP.

(7.2)

All the 436 H shares (short position) are indirectly held by Wellington Management Hong Kong Ltd. Since Wellington Management Hong Kong Ltd is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1)) is deemed to have an interest in the 436 H shares (short position) of the Company held by Wellington Management Hong Kong Ltd.

(7.3)

All the 1,917 H shares (short position) are indirectly held by Wellington Management International Ltd. Since Wellington Management International Ltd is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1)) is deemed to have an interest in the 1,917 H shares (short position) of the Company held by Wellington Management International Ltd.

(7.4)

All the 200,715,004 H shares (long position) and 59 H shares (short position) are held by Wellington Management Singapore Pte. Ltd. Since Wellington Management Singapore Pte. Ltd. is wholly owned by Wellington Management Global Holdings, Ltd., and Wellington Management Global Holdings, Ltd. is held by Wellington Investment Advisors Holdings LLP, Wellington Management Group LLP (see (7.1)) is deemed to have an interest in the 200,715,004 H shares (long position) and 59 H shares (short position) of the Company held by Wellington Management Singapore Pte. Ltd.

Save as disclosed above, as at 30 June 2020, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2020 Interim Report    43

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Changes in Shareholdings

1.	Changes in Shareholdings of the Current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Unit: Shares
		Number of	Number of	Change in
		shares held at	shares held	number of
		the beginning	at the end of	shares during
		of the Reporting	the Reporting	the Reporting
Name	Position	Period	Period	Period
Wu Haijun	Executive Director and Chairman	Nil	Nil	No change
Guan Zemin	Executive Director, Vice Chairman and President	Nil	Nil	No change
Jin Qiang	Executive Director and Vice President	301,000	301,000	No change
Jin Wenmin	Executive Director and Vice President	175,000	175,000	No change
Zhou Meiyun	Executive Director, Vice President and Chief Financial Officer	Nil	Nil	No change
Huang Xiangyu	Executive Director and Vice President	140,000	140,000	No change
Huang Fei	Executive Director, Vice President and Secretary of the Board	Nil	Nil	No change
Xie Zhenglin	Non-executive Director	Nil	Nil	No change
Peng Kun	Non-executive Director	Nil	Nil	No change
Li Yuanqin	Independent Non-executive Director	Nil	Nil	No change
Tang Song	Independent Non-executive Director	Nil	Nil	No change
Chen Haifeng	Independent Non-executive Director	Nil	Nil	No change
Yang Jun	Independent Non-executive Director	Nil	Nil	No change
Gao Song	Independent Non-executive Director	Nil	Nil	No change
Ma Yanhui	Supervisor and Chairman of the Supervisory Committee	Nil	Nil	No change
Zhang Feng	Supervisor	10,000	10,000	No change
Chen Hongjun	Supervisor	31,400	31,400	No change
Zhang Xiaofeng	Supervisor	Nil	Nil	No change
Zheng Yunrui		Nil	Nil	No change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No change
Lei Dianwu	Outgoing Non-executive Director	Nil	Nil	No change
Mo Zhenglin	Outgoing Non-executive Director	Nil	Nil	No change
Zhang Yimin	Outgoing Independent Non- executive Director	Nil	Nil	No change
Liu Yunhong	Outgoing Independent Non- executive Director	Nil	Nil	No change
Du Weifeng	Outgoing Independent Non- executive Director	Nil	Nil	No change
Zhai Yalin	Outgoing Supervisor	Nil	Nil	No change

44    Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(2)	Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

During the Reporting Period, the Company’s Directors, Supervisors and senior management did not hold Company’s share options.

(3)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Change	Date of change	Reason
Guan Zemin	President	Recruitment	3 February 2020	—
Huang Xiangyu	Vice President	Recruitment	3 February 2020	—
Huang Fei	Vice President	Recruitment	3 February 2020	—
Guan Zemin	Executive Director and Vice Chairman	Election	18 June 2020	—
Huang Xiangyu	Executive Director	Election	18 June 2020	—
Huang Fei	Executive Director	Election	18 June 2020	—
Huang Fei	Secretary of the Board	Recruitment	18 June 2020	—
Xie Zhenglin	Non-executive Director	Election	18 June 2020	—
Peng Kun	Non-executive Director	Election	18 June 2020	—
Lei Dianwu	Non-executive Director	Outgoing	18 June 2020	Expiration
Mo Zhenglin	Non-executive Director	Outgoing	18 June 2020	Expiration
Zhai Yalin	Supervisor	Outgoing	18 June 2020	Expiration
Zhang Xiaofeng	Supervisor	Election	18 June 2020	—
Tang Song	Independent Non-executive Director	Election	18 June 2020	—
Chen Haifeng	Independent Non-executive Director	Election	18 June 2020	—
Yang Jun	Independent Non-executive Director	Election	18 June 2020	—
Gao Song	Independent Non-executive Director	Election	18 June 2020	—
Zhang Yimin	Independent Non-executive Director	Outgoing	18 June 2020	Expiration
Liu Yunhong	Independent Non-executive Director	Outgoing	18 June 2020	Expiration
Du Weifeng	Independent Non-executive Director	Outgoing	18 June 2020	Expiration

Note:

Mr. Huang Fei was appointed as Secretary to the Board of the Company at the 1st meeting of the Tenth Session of the Board on 18 June 2020. In view of the fact that Mr. Huang Fei was attending the qualification training for the Secretary to the Board at the time, Mr. Wu Haijun, Chairman of the Company, temporarily acted as Secretary to the Board according to relevant provisions of the Shanghai Listing Rules. Mr. Huang Fei obtained the qualification of Secretary to the Board of Shanghai Stock Exchange on 6 July 2020 and began to perform the duties of Secretary to the Board.

2020 Interim Report    45

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(4)	Interests and Short Positions of the Directors, Chief Executives and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2020, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	0.0028	0.0041	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	0.0016	0.0024	Beneficial owner
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.0003	0.0004	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2020, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

46    Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(5)	Changes in Directors’ and Supervisors’ Information

During the Reporting Period, disclosure of changes in the information of Directors and Supervisors in accordance with Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

1.	Mr. Wu Haijun, an Executive Director, ceased to serve as Acting Secretary to the Board on 18 June 2020.

2.	Mr. Zhou Meiyun, an Executive Director, has been serving as Chairman of Shanghai Chemical Industry Park Development Company Limited since April 2020.

3.	Mr. Tang Song, an Independent Non-executive Director, has been serving as Independent Director of Shanghai Universal Biotech Company Limited since May 2020.

4.

Mr. Tang Song, an Independent Non-executive Director, has been serving as Independent Director of Shanghai QiFan Cable Co., Ltd. (Listed on the Shanghai Stock Exchange on 31 July 2020, stock code: 605222) since July 2019.

5.

Ms. Li Yuanqin, an Independent Non-executive Director, has been serving as Independent Director of Inesa Intelligent Tech Inc. (Listed on the Shanghai Stock Exchange, stock codes; 600602, 900901) since June 2020.

(6)	Audit Committee

On 25 August 2020, the Audit Committee of the Tenth Session of the Board held its first meeting, primarily to review the financial statement of the Group for the Reporting Period, and discussed matters relating to risk management, internal control and financial reporting.

(7)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(8)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

2020 Interim Report    47

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(9)	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors of the Company and having obtained written confirmations from each Director and Supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

48    Sinopec Shanghai Petrochemical Company Limited

DOCUMENTS FOR INSPECTION

(1)	2020 interim report signed by the Chairman;

(2)	Financial statements signed and sealed by the legal representative, chief financial officer and accounting chief of the Company;

(3)	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRS during the Reporting Period;

(4)	Written confirmation of the interim report signed by the Company’s Directors, Supervisors and senior management.

The Company keeps all the documents listed above at the Company’s Secretariat, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal code: 200540

Chairman: Wu Haijun

Date of filing approved by the Board: 26 August 2020

2020 Interim Report    49

Report On Review of Interim Financial Information

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 51 to 96, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2020 and the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 26 August 2020

50    Sinopec Shanghai Petrochemical Company Limited

A.	Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

Sinopec Shanghai Petrochemical Company Limited – For the six months ended 30 June 2020

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited
		Six months ended 30 June
	Note	2020	2019
		RMB’000	RMB’000
Revenue	6	35,627,558	51,955,226
Taxes and surcharges		(5,701,797)	(5,830,148)

Net sales		29,925,761	46,125,078
Cost of sales		(32,549,404)	(45,225,356)

Gross (loss)/profit	6	(2,623,643)	899,722

Selling and administrative expenses		(233,782)	(265,883)
Net impairment losses on financial assets		—	(2)
Other operating income		53,995	45,794
Other operating expenses		(6,796)	(11,741)
Other gains/(losses) – net	7	71,117	(13,302)

Operating (loss)/profit	6	(2,739,109)	654,588

Finance income	7	179,142	234,392
Finance expenses	7	(28,120)	(20,648)

Finance income – net		151,022	213,744

Share of net profits of associates and joint ventures accounted for using the equity method		278,712	497,230

(Loss)/profit before income tax		(2,309,375)	1,365,562
Income tax expense	8	646,300	(215,526)

(Loss)/profit for the period		(1,663,075)	1,150,036

2020 Interim Report    51

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT (continued)

		Unaudited
		Six months ended 30 June
		2020	2019
	Note	RMB’000	RMB’000
(Loss)/profit is attributable to:
– Owners of the Company		(1,670,829)	1,143,560
– Non-controlling interests		7,754	6,476

		(1,663,075)	1,150,036

(Losses)/earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic (losses)/earnings per share	9	RMB (0.154)	RMB0.106

Diluted (losses)/earnings per share	9	RMB (0.154)	RMB0.106

The above condensed consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

52    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
(Loss)/profit for the period	(1,663,075)	1,150,036
Other comprehensive loss
Items that may be reclassified to profit or loss
Share of other comprehensive loss of associates accounted for using the equity method	(748)	(3,667
Losses on cash flow hedges	(11,344)	—
Income tax relating to these items	2,836	—

Other comprehensive loss for the period, net of tax	(9,256)	(3,667

Total comprehensive (loss)/income for the period	(1,672,331)	1,146,369

Total comprehensive (loss)/income for the period is attributable to:
– Owners of the Company	(1,680,085)	1,139,893
– Non-controlling interests	7,754	6,476

Total comprehensive (loss)/income for the period	(1,672,331)	1,146,369

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

2020 Interim Report    53

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

			Unaudited	Audited
			30 June 2020	31 December 2019
	Note		RMB’000	RMB’000
Assets
Non-current assets
Property, plant and equipment	11		11,932,695	11,300,797
Right-of-use assets			435,618	343,860
Investment properties			375,252	367,468
Construction in progress			1,202,594	1,815,549
Investments accounted for using the equity method	12		5,435,290	5,208,758
Deferred tax assets			817,445	150,832
Financial assets at fair value through other comprehensive income	16		5,000	5,000
Time deposits with banks	15		5,014,915	3,511,234
Other non-current assets			477,716	481,414

			25,696,525	23,184,912

Current assets
Inventories			4,381,070	6,754,434
Trade receivables	13		87,149	120,739
Other receivables	13		79,622	26,101
Prepayments			24,086	23,767
Amounts due from related parties	22	(c)	1,830,579	1,565,993
Cash and cash equivalents	14		2,865,267	7,449,699
Time deposits with banks	15		2,007,369	1,508,839
Financial assets at fair value through other comprehensive income	16		1,451,072	1,540,921
Financial assets at fair value through profit or loss	17		3,727,444	3,318,407
Derivative financial assets	5		21,394	263

			16,475,052	22,309,163

Total assets			42,171,577	45,494,075

Equity and liabilities
Equity attributable to owners of the Company
Share capital			10,823,814	10,823,814
Reserves	21		16,060,531	19,039,474

			26,884,345	29,863,288
Non-controlling interests			138,314	130,560

Total equity			27,022,659	29,993,848

54    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

			Unaudited	Audited
			30 June 2020	31 December 2019
	Note		RMB’000	RMB’000
Liabilities
Non-current liabilities
Lease liabilities			6,813	10,593
Deferred tax liabilities			36,704	—
Deferred income			10,414	10,005

			53,931	20,598

Current liabilities
Borrowings	18		3,030,000	1,547,600
Lease liabilities			11,706	11,450
Derivative financial liabilities	5		33,028	799
Trade and other payables	19		6,548,115	7,330,000
Contract liabilities			364,946	655,117
Amounts due to related parties	19,22	(c)	5,083,409	5,708,394
Income tax payable			23,783	226,269

			15,094,987	15,479,629

Total liabilities			15,148,918	15,500,227

Total equity and liabilities			42,171,577	45,494,075

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

2020 Interim Report    55

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to owners of the Company
						Non-
			Other	Retained		controlling
		Share capital	reserves	earnings	Total	interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848
(Loss)/profit for the period		—	—	(1,670,829)	(1,670,829)	7,754	(1,663,075)
Other comprehensive loss	21	—	(9,256)	—	(9,256)	—	(9,256)

Total comprehensive (loss)/income for the period		—	(9,256)	(1,670,829)	(1,680,085)	7,754	(1,672,331)

Dividends proposed and approved	10	—	—	(1,298,858)	(1,298,858)	—	(1,298,858)
Appropriation of safety production fund	21	—	44,238	(44,238)	—	—	—

Balance at 30 June 2020		10,823,814	4,404,373	11,656,158	26,884,345	138,314	27,022,659

56    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

		Unaudited
		Attributable to owners of the Company
						Non-
			Other	Retained		controlling
		Share capital	reserves	earnings	Total	interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Profit for the period		—	—	1,143,560	1,143,560	6,476	1,150,036
Other comprehensive loss	21	—	(3,667)	—	(3,667)	—	(3,667

Total comprehensive (loss)/income for the period		—	(3,667)	1,143,560	1,139,893	6,476	1,146,369

Dividends proposed and approved	10	—	—	(2,705,953)	(2,705,953)	—	(2,705,953
Appropriation of safety production fund	21	—	5,314	(5,314)	—	—	—

Balance at 30 June 2019		10,823,814	4,363,587	13,592,602	28,780,003	122,854	28,902,857

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

2020 Interim Report    57

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Unaudited
		Six months ended 30 June
		2020	2019
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash (used in)/generated from operations		(2,684,204)	702,670
Interest paid		(34,763)	(25,561
Income tax paid		(219,962)	(456,696

Net cash (outflow)/inflow from operating activities		(2,938,929)	220,413

Cash flows from investing activities
Dividends received from joint ventures and associates		51,432	18,152
Interest received from structured deposits		73,170	57,306
Interest received		184,124	218,568
Net proceeds from settlement of foreign exchange options and forward exchange contracts		1,031	(15,350
Net proceeds from disposal of property, plant and equipment		19,410	12,098
Cash received from time deposits within one year		500,000	1,500,000
Cash received from structured deposits		7,200,000	2,700,000
Cash payment of structured deposits		(7,600,000)	(500,000
Cash payment for time deposits within one year		(1,000,000)	(3,000,000
Cash payment for time deposits above one year		(1,500,000)	—
Cash payment for acquisition of subsidiary	20	(340,369)	—
Payments for sale of financial assets at fair value through other comprehensive income		(13,185)	(14,219
Cash held by the subsidiary before acquisition		54	—
Purchases of property, plant and equipment and other long-termassets		(696,245)	(565,379

Net cash (outflow)/inflow from investing activities		(3,120,578)	411,176

58    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

		Unaudited
		Six months ended 30 June
		2020	2019
	Note	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from borrowings		3,438,100	2,405,100
Principal elements of lease payments		(9,498)	(4,078
Repayments of borrowings		(1,958,562)	(1,839,897
Dividends paid to the Company’s shareholders		(888)	—

Net cash inflow from financing activities		1,469,152	561,125

Net (decrease)/increase in cash and cash equivalents		(4,590,355)	1,192,714
Cash and cash equivalents at the beginning of the period		7,449,699	8,741,893
Exchange gains on cash and cash equivalents		5,923	6,444

Cash and cash equivalents at end of the period	14	2,865,267	9,941,051

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

2020 Interim Report    59

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (“the Group”) are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issuing on 26 August 2020.

This condensed consolidated interim financial information has been reviewed, not audited.

2	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2020 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their current reporting period commencing 1 January 2020:

•	Amendments to IAS 1 ‘Presentation of financial statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’

•	Amendments to IFRS 3 ‘Business Combinations’

•	Amendments to conceptual Framework of IASB, and

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’.

60    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

2	Basis of preparation (continued)

(b)	New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2020 and have not been early adopted by the Group:

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2023, and

•	Amendments to IFRS 10 ‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2019.

4	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2019.

2020 Interim Report    61

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(b)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. For the six months ended 30 June 2020, the Group used foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar. As at 30 June 2020, the nominal amount of US dollar foreign exchange options were amounted to RMB35,641 thousands (31 December 2019: RMB40,754 thousands), which would be matured within six months.

As at 30 June 2020, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net loss for the six months ended 30 June 2020 would have been RMB3,702 thousands decreased/increased (31 December 2019: RMB13,699 thousands increased/decreased in net profit) before considering the impact of forward and option contracts as a result of foreign exchange gains/losses which is mainly resulted from the translation of US dollar denominated trade receivables and payables.

(ii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibers, resins and plastics and intermediate petrochemicals are market prices. For the six months ended 30 June 2020, the Group used swaps contracts to manage a portion of this risk as the fluctuation of crude oil price could have significant impact on the Group.

As at 30 June 2020, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges. As at 30 June 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB21,011 thousands (31 December 2019: Nil) and derivative financial liabilities of RMB32,353 thousands(31 December 2019: Nil).

62    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(b)	Market risk (continued)

(ii)	Commodity price risk (continued)

As at 30 June 2020, it was estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s other reserves by approximately RMB47,787 thousands (31 December 2019: Nil). This sensitivity analysis has been determined assuming that the changes in prices had occurred at the balance sheet date and the changes was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk.

(c)	Credit risk

Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, structured deposits, trade receivables, other receivables, bills receivable, etc.

The Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits) and bills receivable since they are deposits and bank acceptance bills at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

2020 Interim Report    63

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(c)	Credit risk (continued)

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

•	significant changes in the value of the collateral supporting the obligation or in the quality of third- party guarantees or credit enhancements;

•	significant changes in the expected performance and behaviour of the debtors, including changes in the payment status of debtors, etc.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and costumers.

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believe that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

64    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(d)	Liquidity risk

Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 30 June 2020, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down or to guarantee the issuance of the bills of lading to RMB23,802,278 thousands, within which amounted to RMB18,303,816 thousands were unused. The maturity dates of the unused facility amounted to RMB6,100,000 thousands will be after 30 June 2021 as disclosed in Note 18. Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 30 June 2020, the Group held cash and cash equivalents of RMB2,865,267 thousands (31 December 2019: RMB7,449,699 thousands) (Note 14) and trade receivables (including trade receivables with related parties and those carried at fair value through other comprehensive income (“FVOCI”) of RMB2,570,263 thousands (31 December 2019: RMB2,376,098 thousands), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

2020 Interim Report    65

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(d)	Liquidity risk (continued)

Contractual maturities of financial liabilities 30 June 2020	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	3,076,438	—	—	—	3,076,438
Lease liabilities	11,911	5,738	1,984	353	19,986
Bills payables	850,800	—	—	—	850,800
Trade payables	1,709,215	—	—	—	1,709,215
Other payables	1,875,053	—	—	—	1,875,053
Amounts due to related parties	5,082,109	—	—	—	5,082,109

	12,605,526	5,738	1,984	353	12,613,601

Derivatives
Derivative financial liabilities	33,028	—	—	—	33,028

Contractual maturities of financial liabilities 31 December 2019	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	1,575,176	—	—	—	1,575,176
Lease liabilities	11,700	8,846	2,435	495	23,476
Bills payables	673,900	—	—	—	673,900
Trade payables	2,142,402	—	—	—	2,142,402
Other payables	747,133	—	—	—	747,133
Amounts due to related parties	5,702,728	—	—	—	5,702,728

	10,853,039	8,846	2,435	495	10,864,815

Derivatives
Derivative financial liabilities	799	—	—	—	799

66    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(e)	Fair value estimation (continued)

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2020 and 31 December 2019 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over—the—   counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

2020 Interim Report    67

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(e)	Fair value estimation (continued)

Recurring fair value measurements As at 30 June 2020	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Structured deposits	17	—	—	3,727,444	3,727,444
Derivative financial assets	5	—	21,394	—	21,394
Financial assets at fair value through other comprehensive income
Trade and bill receivables	16	—	1,451,072	—	1,451,072
Equity investments	16	—	—	5,000	5,000

		—	1,472,466	3,732,444	5,204,910

Financial liabilities
Derivative financial liabilities	5	—	33,028	—	33,028

Recurring fair value measurements As at 31 December 2019	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Structured deposits	17	—	—	3,318,407	3,318,407
Derivative financial assets	5	—	263	—	263
Financial assets at fair value through other comprehensive income
Trade and bill receivables	16	—	1,540,921	—	1,540,921
Equity investments	16	—	—	5,000	5,000

		—	1,541,184	3,323,407	4,864,591

Financial liabilities
Derivative financial liabilities	5	—	799	—	799

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

68    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Financial risk management (continued)

(e)	Fair value estimation (continued)

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the six months ended 30 June 2020:

	Equity investments RMB’000	Structured deposits RMB’000	Total RMB’000
Closing balance 31 December 2019	5,000	3,318,407	3,323,407

Acquisitions	—	7,600,000	7,600,000
Disposals	—	(7,200,000)	(7,200,000)
Fair value change	—	9,037	9,037

Closing balance 30 June 2020	5,000	3,727,444	3,732,444

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. The carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

2020 Interim Report    69

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Derivatives

(a)	The Group has the following derivative financial instruments in the following line items in the balance sheet:

	As at 30 June 2020 RMB’000	As at 31 December 2019 RMB’000
Current assets
Foreign exchange options	383	263
Swaps contracts	21,011	—

Total derivative financial assets	21,394	263
Current liabilities
Foreign exchange options	675	799
Swaps contracts	32,353	—

Total derivative financial liabilities	33,028	799

(i)	Classification of derivatives

Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

The Group’s accounting policy for its cash flow hedges is set out in Note 5(b).

70    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Derivatives (continued)

(a)	The Group has the following derivative financial instruments in the following line items in the balance sheet: (continued)

(ii)	Hedging reserves

The Group’s hedging reserves disclosed in Note 21 relate to the following hedging instruments:

Total cash flow hedge reserve RMB’000
Opening balance 1 January 2020	—
Add: Change in fair value of hedging instruments recognised in othercomprehensive loss	(87,138)
Less: Reclassified to the cost of inventory - not included in othercomprehensive loss	75,794
Less: Deferred tax	2,836

Closing balance 30 June 2020	(8,508)

(iii)	Amounts recognised in profit or loss

In addition to the amounts disclosed in the reconciliation of hedging reserves above, the following amounts were recognised in profit or loss in relation to derivatives:

	Six months ended 30 June
	2020 RMB’000	2019 RMB’000
Net gains/(losses) on foreign exchange options not qualifying as hedges included in Other gains/(losses) - net	1,275	(11,982)

2020 Interim Report    71

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Derivatives (continued)

(a)	The Group has the following derivative financial instruments in the following line items in the balance sheet: (continued)

(iii)	Amounts recognised in profit or loss (continued)

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into commodity swaps contracts that have similar critical terms as the hedged item, such as reference rate, payment dates, transaction price, crude oil variety and crude oil quantity.

Hedge ineffectiveness for commodity swaps contracts may occur due to the changes in value of the hedged item. There was no recognised ineffectiveness during the six months ended 30 June 2020 in relation to the commodity swaps.

(b)	Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities. Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in cash flows of the hedged item.

72    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Derivatives (continued)

(b)	Derivative financial instruments and hedge accounting (continued)

The hedging relationship meets all of the following hedge effectiveness requirements:

(i)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):

(i)	The cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)	The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

2020 Interim Report    73

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Derivatives (continued)

(b)	Derivative financial instruments and hedge accounting (continued)

Cash flow hedges (continued)

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non- financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges.

74    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2019.

Six months ended 30 June 2020	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Others RMB‘000	Total RMB’000
Total segment revenue	720,697	4,479,214	9,192,552	24,275,022	5,889,864	660,449	45,217,798
Inter segment revenue	—	(47,073)	(5,080,015)	(3,940,247)	(192,470)	(330,435)	(9,590,240)

Revenue from external customers	720,697	4,432,141	4,112,537	20,334,775	5,697,394	330,014	35,627,558

Timing of revenue recognition
At a point in time	720,697	4,432,141	4,112,537	20,334,775	5,696,343	330,014	35,626,507
Over time	—	—	—	—	1,051	—	1,051

	720,697	4,432,141	4,112,537	20,334,775	5,697,394	330,014	35,627,558

Total gross (loss)/profit	(323,920)	(226,806)	(383,396)	(1,720,744)	48,550	(17,327)	(2,623,643)

2020 Interim Report    75

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

Six months ended 30 June 2019	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	1,219,618	5,372,785	12,138,660	32,291,902	13,434,925	755,551	65,213,441
Inter segment revenue	—	(239,302)	(6,877,155)	(5,668,424)	(120,706)	(352,628)	(13,258,215)

Revenue from external customers	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Timing of revenue recognition
At a point in time	1,219,618	5,133,483	5,261,505	26,623,478	13,308,687	402,923	51,949,694
Over time	—	—	—	—	5,532	—	5,532

	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Total gross (loss)/profit	(201,185)	423,781	426,682	134,331	73,757	42,356	899,722

	Six months ended 30 June
	2020 RMB’000	2019 RMB’000
Segment result - (loss)/profit from operations
Synthetic fibres	(337,374)	(222,079
Resins and plastics	(313,186)	332,716
Intermediate petrochemicals	(460,168)	336,548
Petroleum products	(1,745,070)	111,120
Trading of petrochemical products	20,983	40,762
Others	95,706	55,521

(Loss)/profit from operations	(2,739,109)	654,588

Finance income - net	151,022	213,744
Share of net profit of associates and joint ventures accounted for using the equity method	278,712	497,230

(Loss)/profit before income tax	(2,309,375)	1,365,562

76    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at 30 June 2020 Total assets RMB’000	As at 31 December 2019 Total assets RMB’000
Allocated assets
Synthetic fibres	963,616	997,650
Resins and plastics	1,715,148	1,802,681
Intermediate petrochemicals	3,386,704	3,721,337
Petroleum products	12,494,266	14,014,403
Trading of petrochemical products	1,444,611	1,492,405
Others	2,256,266	2,294,668

Allocated assets	22,260,611	24,323,144

Unallocated assets
Investments accounted for using the equity method	5,435,290	5,208,758
Cash and cash equivalents	2,865,267	7,449,699
Time deposits with banks	7,022,284	5,020,073
Deferred tax assets	817,445	150,832
Financial assets at fair value through profit or loss	3,727,444	3,318,407
Derivative financial assets	21,394	263
Others	21,842	22,899

Unallocated assets	19,910,966	21,170,931

Total assets	42,171,577	45,494,075

2020 Interim Report    77

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at 30 June 2020 Total liabilities RMB’000	As at 31 December 2019 Total liabilities RMB’000
Allocated liabilities
Synthetic fibres	253,719	340,034
Resins and plastics	1,421,319	1,372,574
Intermediate petrochemicals	1,534,622	1,736,967
Petroleum products	7,379,088	8,482,596
Trading of petrochemical products	1,376,911	1,946,530
Others	83,527	73,127

Allocated liabilities	12,049,186	13,951,828

Unallocated liabilities
Borrowings	3,030,000	1,547,600
Deferred tax liabilities	36,704	—
Derivative financial liabilities	33,028	799

Unallocated liabilities	3,099,732	1,548,399

Total liabilities	15,148,918	15,500,227

78    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued

7	(Loss)/profit before income tax

(a)	Finance income – net

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Interest income	176,082	209,960
Net foreign exchange gains	3,060	24,432

Finance income	179,142	234,392

Interest on bank and other borrowings	(35,274)	(21,905
Less: amounts capitalized on qualifying assets	7,154	1,257

Finance expenses	(28,120)	(20,648

Finance income – net	151,022	213,744

(b)	Other gains/(losses) – net

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Gains from structured deposits	82,207	41,497
Net gains/(losses) on disposal of property, plant and equipment	2,186	(18,724
Net gains/(losses) on foreign exchange option contracts and forward exchange contracts	1,275	(11,982
Net foreign exchange losses	(1,366)	(9,874
Net losses on selling of FVOCI	(13,185)	(14,219

	71,117	(13,302

2020 Interim Report    79

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	(Loss)/profit before income tax (continued)

(c)	Operating items

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Depreciation	(780,290)	(810,179
Research and development costs	(47,528)	(21,379
(Provision)/reversal of inventory write-down	(3,836)	26,743
Net gains/(losses) on disposal of property, plant and equipment	2,186	(18,724
Impairment of construction in progress	—	(486

8	Income tax expense

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Provision for PRC income tax for the period	(17,477)	(217,114
Deferred taxation	663,777	1,588

	646,300	(215,526

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2019: 25%) on the estimated taxable income of the six months ended 30 June 2020 determined in accordance with relevant income tax rules and regulations.

80    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9	(Losses)/earnings per share

(a)	Basic

The calculation of basic (losses)/earnings per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2020 of RMB1,670,829 thousands (six months ended 30 June 2019: profit of RMB1,143,560 thousands) and 10,823,813,500 shares (six months ended 30 June 2019: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June
		2020	2019
		RMB’000	RMB’000
(Loss)/profit attributable to owners of the Company		(1,670,829)		1,143,560

Weighted average number of ordinary shares in issue (thousands of shares)		10,823,814		10,823,814

Basic (losses)/earnings per share (RMB per share)	RMB	0.154)	RMB	0.106

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2020, a total dividend of RMB1,298,858 thousands was declared for the year ended 31 December 2019 and subsequently paid in July 2020. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2020.

Pursuant to a resolution passed at the Annual General Meeting held on 20 June 2019, a total dividend of RMB2,705,953 thousands was declared for the year ended 31 December 2018 and subsequently paid in July 2019. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2019.

2020 Interim Report    81

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipments	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2019
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,499,048
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322

Net book amount	1,033,230	10,286,523	326,637	11,646,390

Six months ended 30 June 2019
Opening net book amount	1,033,230	10,286,523	326,637	11,646,390
Additions	732	52,077	173	52,982
Disposals	(3,119)	(27,017)	(686)	(30,822
Reclassification	–	1,117	(1,117)	–
Transferred from construction in progress	12,217	23,511	6,151	41,879
Transferred to investment properties	(11,869)	–	–	(11,869
Transferred from investment properties	6,924	–	–	6,924
Charge for the period	(44,046)	(679,275)	(32,887)	(756,208

Closing net book amount	994,069	9,656,936	298,271	10,949,276

As at 30 June 2019
Cost	3,231,914	40,959,995	1,771,817	45,963,726
Accumulated depreciation	(2,183,973)	(30,487,730)	(1,465,425)	(34,137,128
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322

Net book amount	994,069	9,656,936	298,271	10,949,276

82    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11	Property, plant and equipment (continued)

	Buildings	Plant and machinery	Vehicles and other equipments	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2020
Cost	3,336,375	41,455,159	1,871,684	46,663,218
Accumulated depreciation	(2,310,970)	(30,793,083)	(1,432,530)	(34,536,583)
Impairment loss	(50,785)	(766,932)	(8,121)	(825,838)

Net book amount	974,620	9,895,144	431,033	11,300,797

Six months ended 30 June 2020
Opening net book amount	974,620	9,895,144	431,033	11,300,797
Additions	442	77,318	25,807	103,567
Disposals	(120)	(15,984)	(899)	(17,003)
Reclassification	–	(7)	7	–
Acquisition of subsidiary (Note 20)	161,499	85,895	28,459	275,853
Transferred from construction inprogress	8,190	997,606	34,822	1,040,618
Transferred to investment properties	(15,302)	–	–	(15,302)
Charge for the period	(46,222)	(665,045)	(44,568)	(755,835)

Closing net book amount	1,083,107	10,374,927	474,661	11,932,695

As at 30 June 2020
Cost	3,477,816	42,433,448	1,934,788	47,846,052
Accumulated depreciation	(2,343,924)	(31,292,922)	(1,452,006)	(35,088,852)
Impairment loss	(50,785)	(765,599)	(8,121)	(824,505)

Net book amount	1,083,107	10,374,927	474,661	11,932,695

For the six months ended 30 June 2020, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB751,282 thousands and RMB4,553 thousands, respectively (six months ended 30 June 2019: RMB751,702 thousands and RMB4,506 thousands, respectively).

2020 Interim Report    83

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12	Investments accounted for using the equity method

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Beginning of the period	5,208,758	4,527,133
Share of profit	278,712	497,230
Other comprehensive loss	(748)	(3,667
Cash dividends distribution	(51,432)	(18,152

End of the period	5,435,290	5,002,544

13	Trade and other receivables

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Trade receivables	87,149	120,739
Less: impairment provision	–	–

	87,149	120,739

Amounts due from related parties excluded prepayments	1,764,146	1,521,187

	1,851,295	1,641,926

Other receivables	79,622	26,101

	1,930,917	1,668,027

The interest receivable amounted of RMB674 thousands was recorded in the balance of other receivables (31 December 2019: RMB10,927 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

84    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Within one year	1,851,295	1,641,926

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
As at 1 January	139	198
Provision for receivables impairment	—	2

As at 30 June	139	200

As at 30 June 2020 and 31 December 2019, no trade receivables was pledged as collateral.

Sale to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

14	Cash and cash equivalents

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Cash deposits with a related party (Note 22(c))	39,093	67,015
Cash at bank and in hand	2,826,174	7,382,684

	2,865,267	7,449,699

2020 Interim Report    85

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15	Time deposits with banks

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Time deposits with banks within one year	2,007,369	1,508,839
Time deposits with banks above one year	5,014,915	3,511,234

	7,022,284	5,020,073

As at 30 June 2020, interest rates of time deposits with banks within one year ranged from 3.60% to 4.10% per annum (31 December 2019: 3.95% to 4.10% per annum), which were presented as current assets. Time deposits with banks above one year were time deposits of three years with the interest rates from 3.85% to 4.18% per annum, which were presented as non-current assets in the balance sheet (31 December 2019: 4.13% to 4.18% per annum).

16	Financial assets at fair value through other comprehensive income

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Trade and bill receivables (i)	1,451,072	1,540,921
Equity investments	5,000	5,000

	1,456,072	1,545,921

(i)

As at 30 June 2020 and 31 December 2019, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

86    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

17	Financial assets at fair value through profit or loss

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Structured deposits	3,727,444	3,318,407

As at 30 June 2020 and 31 December 2019, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the reporting period.

18	Borrowings

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Credit loan due within one year – Short term bank loans	3,030,000	1,547,600

The weighted average interest rate for the Group’s borrowings was 2.88% as at 30 June 2020 (31 December 2019: 3.35%).

As at 30 June 2020 and 31 December 2019, no borrowings were secured by property, plant and equipment.

The Group has the following undrawn facilities:

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Expiring within one year	12,203,816	15,101,233
Expiring beyond one year	6,100,000	2,500,000

	18,303,816	17,601,233

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

2020 Interim Report    87

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Trade and other payables

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Trade payables	1,709,215	2,142,402
Bills payable	850,800	673,900
Amounts due to related parties (Note 22(c))	5,083,409	5,708,394

	7,643,424	8,524,696

Staff salaries and welfares payable	528,567	189,547
Taxes payable (excludes income tax payable)	1,584,480	3,577,018
Interest payable	2,197	1,686
Dividends payable	671,914	29,144
Construction payable	116,206	277,184
Other liabilities	1,084,736	439,119

	3,988,100	4,513,698

	11,631,524	13,038,394

As at 30 June 2020 and 31 December 2019, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2020, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB655,200 thousands (31 December 2019: Nil).

As at 30 June 2020 and 31 December 2019, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Within one year	7,617,002	8,509,327
Between one and two years	25,094	11,209
Over two years	1,328	4,160

	7,643,424	8,524,696

88    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20	Business combination

In June 2020, one of the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”) acquired 100% share of Zhejiang Zhonghang Oil Petrochemical Storage and Transportation Co., Ltd., renamed as Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd., with the total purchase consideration of RMB340,369 thousands.

The assets and liabilities recognised as a result of the acquisition as at 30 June 2020 are as follows:

Fair value
RMB’000
Cash and cash equivalents	54
Property, plant and equipment (Note 11)	275,853
Trade and other receivables	5
Right-of-use assets	102,102
Trade and other payables	(868)
Deferred tax liabilities	(36,704)

Net identifiable assets acquired	340,442

Add: goodwill	(73)

Net assets acquired	340,369

2020 Interim Report    89

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Reserves

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Hedging	Share premium	Safety production fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019	4,072,476	13,739	101,355	10,389	—	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	—	1,143,560	1,143,560
Dividends proposed and approved	—	—	—	—	—	—	—	(2,705,953)	(2,705,953)
Appropriation of safety production fund	—	—	—	—	—	—	5,314	(5,314)	—
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(3,667)	—	—	—	—	(3,667)

Balance at 30 June 2019	4,072,476	13,739	101,355	6,722	—	106,846	62,449	13,592,602	17,956,189

Balance at 1 January 2020	4,072,476	13,739	101,355	17,838	—	106,846	57,137	14,670,083	19,039,474

Net loss attributable to shareholders of the Company	—	—	—	—	—	—	—	(1,670,829)	(1,670,829)
Dividends proposed and approved	—	—	—	—	—	—	—	(1,298,858)	(1,298,858)
Appropriation of safety production fund	—	—	—	—	—	—	44,238	(44,238)	—
Change in fair value of hedging instruments	—	—	—	—	(87,138)	—	—	—	(87,138)
Reclassified to cost of inventory	—	—	—	—	75,794	—	—	—	75,794
Deferred income tax	—	—	—	—	2,836	—	—	—	2,836
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(748)	—	—	—	—	(748)

Balance at 30 June 2020	4,072,476	13,739	101,355	17,090	(8,508)	106,846	101,375	11,656,158	16,060,531

90    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company

Sinopec Corp.	Immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Company Limited	Subsidiary of the immediate parent company

Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company

Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company

Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group

Shanghai Nanguang Petrochemical Co., Ltd.	Associate of the Group

BOC-SPC Gases Co., Ltd.	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 10 and Note 19.

Most of the transactions undertaken by the Group during the six months ended 30 June 2020 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

2020 Interim Report    91

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22	Related-party transactions (continued)

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

(a)	Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2020 and the six months ended 30 June 2019 were as follows:

	Six months ended 30 June
	2020 RMB’000	2019 RMB’000
Sales of petroleum products	18,977,693	24,165,991
Sales other than petroleum products	3,288,659	4,858,076
Purchases of crude oil	14,144,865	21,644,763
Purchases other than crude oil	4,402,230	4,168,885
Sales commissions	51,395	64,456
Rental income	13,852	26,051

92    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22	Related-party transactions (continued)

(b)

Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2020 and the six months ended 30 June 2019 were as follows:

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Sales of goods and service fee income
– Sinopec Group and its subsidiaries	1,916	3,759
– Associates and joint ventures of the Group	990,820	1,566,798

	992,736	1,570,557

Purchases
– Sinopec Group and its subsidiaries	1,034,532	21,832
– Associates and joint ventures of the Group	1,861,840	2,326,159

	2,896,372	2,347,991

Insurance premium expenses
– Sinopec Group and its subsidiaries	55,770	55,210

Addition to right-of-use assets
– Sinopec Group and its subsidiaries	1,375	36,327

Depreciation of right-of-use assets
– Sinopec Group and its subsidiaries	4,297	35,989
– Joint ventures of the Group	30	—

	4,327	35,989

Interest expense of lease liabilities
– Sinopec Group and its subsidiaries	355	1,261
– Joint ventures of the Group	15	—

	370	1,261

Interest income
– Sinopec Finance	921	507

Construction and installation cost
– Sinopec Group and its subsidiaries	67,257	25,257

Rental income
– Associates and joint ventures of the Group	8,989	—

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 22(a) and 22(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

2020 Interim Report    93

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22	Related-party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 22(a) and 22(b), are summarised as follows:

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Amounts due from related parties
– Sinopec Corp., its subsidiaries and joint ventures	1,778,014	1,505,836
– Associates and joint ventures of the Group	52,565	60,157

	1,830,579	1,565,993

Amounts due to related parties
– Sinopec Corp., its subsidiaries and joint ventures	3,697,851	4,756,382
– Sinopec Group and its subsidiaries	1,236,301	202,553
– Associates and joint ventures of the Group	149,257	749,459

	5,083,409	5,708,394

Lease liabilities
– Sinopec Group and its subsidiaries	12,254	15,571
– Joint ventures of the Group	560	698

	12,814	16,269

Cash deposits, maturing within three months
– Sinopec Finance (i)	39,093	67,015

(i)	As at 30 June 2020 and 31 December 2019, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

Except for cash deposits at Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

94    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June
	2020	2019
	RMB’000	RMB’000
Short-term employee benefits	6,419	6,007
Post-employment benefits	190	82

	6,609	6,089

(e)	Commitments with related parties

(i)	Construction and installation cost

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	241,617	156,309

Except for the above, the Group had no other material commitments with related parties as at 30 June 2020 and 31 December 2019, which are contracted, but not included in the interim financial report.

2020 Interim Report    95

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22	Related-party transactions (continued)

(f)	Investment commitments with related parties

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shanghai Shidian Energy Company Limited (“Shidian Energy”) (ii)	80,000	80,000

	191,263	191,263

(i)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 30 June 2020, the Company has contributed RMB71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii)

Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB400,000 thousands to acquire 40% share of Shidian Energy. As at 30 June 2020, Toufa has contributed RMB320,000 thousands to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

Except for the above disclosed in Note 22(e) and 22(f), the Group had no other material commitments with related parties as at 30 June 2020, which are contracted, but not included in the financial statements.

23	Commitments

(a)	Capital commitments

	As at	As at
	30 June 2020	31 December 2019
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	237,900	247,220

96    Sinopec Shanghai Petrochemical Company Limited

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Assets	Note	30 June 2020 (unaudited) Consolidated	31 December 2019 Consolidated	30 June 2020 (unaudited) Company	31 December 2019 Company
Current Assets
Cash at bank and on hand	4(1)	3,869,936	8,958,538	2,706,273	7,263,279
Derivative financial instruments	4(2)	21,394	263	21,011	—
Financial assets at fair value through profitor loss	4(3),12(1)	3,727,444	3,318,407	3,727,444	3,318,407
Accounts receivable	4(4),12(2)	1,842,932	1,639,916	1,512,041	1,310,449
Financial assets at fair value through other comprehensive income	4(5)	1,451,072	1,540,921	555,915	669,889
Advances to suppliers	4(6)	74,351	56,602	70,112	47,547
Other receivables	4(7),12(3)	87,985	28,111	14,810	14,637
Inventories	4(8)	4,381,070	6,754,434	4,145,169	6,368,389
Other current asset	4(9)	1,018,868	11,971	1,002,966	—

Total Current Assets		16,475,052	22,309,163	13,755,741	18,992,597

Non-Current Assets
Long-term equity investments	4(10),12(4)	5,550,290	5,328,758	6,917,143	6,489,898
Other equity instrument investments		5,000	5,000	—	—
Investment properties	4(11)	375,252	367,468	404,849	397,573
Property, plant and equipment	4(12),12(5)	11,953,743	11,322,850	11,487,063	11,123,442
Construction in progress	4(13)	1,202,594	1,815,549	1,200,807	1,814,985
Right-of-use assets	4(14)	20,928	23,648	16,648	20,520
Intangible assets	4(15)	430,865	337,846	292,542	298,914
Long-term prepaid expenses	4(16)	461,541	463,780	453,778	455,391
Deferred tax assets	4(17)	817,445	150,832	805,593	138,648
Other non-current assets	4(18)	5,014,915	3,511,234	5,014,915	3,511,234

Total Non-current assets		25,832,573	23,326,965	26,593,338	24,250,605

Total assets		42,307,625	45,636,128	40,349,079	43,243,202

2020 Interim Report    97

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Note	30 June 2020 (unaudited) Consolidated	31 December 2019 Consolidated	30 June 2020 (unaudited) Company	31 December 2019 Company
Liabilities & Equity
Current Liabilities
Short term loan	4(20)	3,030,000	1,547,600	3,000,000	1,500,000
Derivative financial liability	4(2)	33,028	799	32,353	—
Notes payable	4(21)	850,800	733,900	834,000	715,000
Accounts payable	4(22)	6,066,658	7,664,296	4,908,230	5,951,568
Contract liabilities	4(23)	366,246	660,783	279,089	601,912
Employee benefits payable	4(24)	528,567	189,547	524,198	183,912
Taxes payable	4(25)	1,608,263	3,803,287	1,574,846	3,776,221
Other payable	4(26)	2,599,719	867,967	2,642,144	854,759
Non-current liabilities within one year	4(27)	11,706	11,450	8,905	10,059

Total Current Liabilities		15,094,987	15,479,629	13,803,765	13,593,431

Non-Current Liabilities
Defer tax liabilities	4(17)	36,704	—	—	—
Lease liabilities	4(28)	6,813	10,593	5,415	8,860
Deferred revenue	4(29)	125,414	130,005	125,005	130,005

Total Non-Current Liabilities		168,931	140,598	130,420	138,865

Total Liabilities		15,263,918	15,620,227	13,934,185	13,732,296

Equity
Share capital	1, 4(30)	10,823,814	10,823,814	10,823,814	10,823,814
Capital surplus	4(31)	610,327	610,327	600,768	600,768
Other comprehensive income	4(32)	8,582	17,838	8,582	17,838
Specific reserve	4(33)	101,375	57,137	101,375	57,135
Surplus reserve	4(34)	6,437,010	6,437,010	6,437,010	6,437,010
Undistributed profits	4(35)	8,924,285	11,939,215	8,443,345	11,574,341

Total equity attributable to equity shareholders of the Company		26,905,393	29,885,341	26,414,894	29,510,906

Non-Controlling Interests	4(36)	138,314	130,560	—	—

Total Equity		27,043,707	30,015,901	26,414,894	29,510,906

Total Liabilities and Shareholders’ Equity		42,307,625	45,636,128	40,349,079	43,243,202

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and	Accounting Chief
Vice General Manager

98    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
Items	Note	2020 (unaudited) Consolidated	2019 (unaudited) Consolidated	2020 (unaudited) Company	2019 (unaudited) Company
Revenue	4(37),12(6)	35,663,352	51,992,583	29,679,232	38,462,207
Less: Cost of sales	4(37),12(6)	30,909,800	43,664,730	25,098,218	30,315,825
Taxes and surcharges	4(38)	5,701,797	5,830,148	5,694,869	5,818,515
Selling and distribution expenses	4(39)	229,966	260,415	191,543	215,684
General and administrative expenses	4(40)	1,511,043	1,516,182	1,472,892	1,460,716
R&D expenses	4(41)	47,528	21,379	43,664	17,531
Finance income – net	4(42)	(145,840)	(198,402)	(129,590)	(185,514)
Including: finance expense		28,120	20,648	27,300	19,416
financial income		(176,082)	(209,960)	(161,542)	(195,459)
Other income	4(44)	16,495	2,551	15,144	952
Investment income	4(45),12(7)	334,728	519,967	286,378	502,015
Including: Share of profits of associates and joint ventures		273,712	492,230	227,993	463,496
Gain/(losses) from changes in fair values	4(46)	9,281	(12,441)	9,037	(12,252)
Credit impairment losses	4(47)	—	(2)	—	(7)
Asset impairment losses	4(48)	(120,928)	(24,786)	(120,140)	(24,786)
Asset disposal gains/(losses)	4(49)	15,256	(18,724)	15,256	(23,772)

Operating (loss)/profit		(2,336,110)	1,364,696	(2,486,689)	1,261,600

Add: Non-operating income	4(50)	6,706	10,886	6,566	5,136
Less: Non-operating expenses	4(51)	25,214	16,339	25,205	16,337
Total (loss)/profit		(2,354,618)	1,359,243	(2,505,328)	1,250,399

Less: Income tax expenses	4(52)	(646,300)	215,526	(673,190)	193,418
Net (loss)/profit		(1,708,318)	1,143,717	(1,832,138)	1,056,981

Attributable to shareholders of the Company		(1,716,072)	1,137,241	—	—
Non-controlling interests		7,754	6,476	—	—

(Loss)/profit from continuing operations		(1,708,318)	1,143,717	(1,832,138)	1,056,981

(Loss)/profit from discontinued operations		—	—	—	—

2020 Interim Report    99

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
Items	Note	2020 (unaudited) Consolidated	2019 (unaudited) Consolidated	2020 (unaudited) Company	2019 (unaudited) Company
Other comprehensive (loss)/income		(9,256)	(3,667)	(9,256)	(3,667)

Total comprehensive (loss)/income		(1,717,574)	1,140,050	(1,841,394)	1,053,314

Attributable to shareholders of the Company		(1,725,328)	1,133,574	—	—
Non-controlling interests		7,754	6,476	—	—

(Losses)/earnings per share
Basic (losses)/earnings per share (RMB Yuan)	4(53)	(0.159)	0.105	—	—
Diluted (losses)/earnings per share (RMB Yuan)	4(53)	(0.159)	0.105	—	—

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and	Accounting Chief
Vice General Manager

100    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
Items	Note	2020 Consolidated	2019 Consolidated	2020 Company	2019 Company
Cash flows from operating activities
Cash received from sales of goods or rendering of services		38,458,330	56,684,422	32,430,797	42,562,910
Refund of taxes and surcharges		1,347	1,498	1,115	—
Cash received relating to other operating activities	4(54)	15,970	6,864	14,441	1,075

Sub-total of cash inflows		38,475,647	56,692,784	32,446,353	42,563,985

Cash paid for goods and services		(31,791,568)	(45,204,639)	(25,509,820)	(31,876,173)
Cash paid to and on behalf of employees		(1,219,934)	(1,210,323)	(1,149,376)	(1,068,554)
Payments of taxes and surcharges		(8,177,756)	(9,820,804)	(8,135,238)	(9,819,625)
Cash paid relating to other operating activities	4(54)	(190,555)	(211,044)	(114,250)	(140,738)

Sub-total of cash outflows		(41,379,813)	(56,446,810)	(34,908,684)	(42,905,090)

Net cash flows (used in)/generated from operating activities	4(55),12(8)	(2,904,166)	245,974	(2,462,331)	(341,105)

Cash flows from investing activities
Cash received from structured deposits		7,273,170	2,757,306	6,869,412	2,555,306
Cash received from returns on investments		51,432	18,152	—	—
Net cash received from disposal of fixed assets and intangible assets		19,410	12,098	19,410	3,834
Cash received relating to other investing activities	4(54)	685,155	1,718,568	669,655	1,704,127

Sub-total of cash inflows		8,029,167	4,506,124	7,558,477	4,263,267

Cash paid to acquire fixed assets and other long-term assets		(696,245)	(565,379)	(692,921)	(566,454)
Cash payment of structured deposits		(7,600,000)	(500,000)	(7,200,000)	(500,000)
Cash payment for acquisition of subsidiary		(340,315)	—	(200,000)	—
Cash paid relating to other investing activities	4(54)	(2,513,185)	(3,029,569)	(2,511,027)	(3,016,787)

Sub-total of cash outflows		(11,149,745)	(4,094,948)	(10,603,948)	(4,083,241)

Net cash flows (used in)/generated from investing activities		(3,120,578)	411,176	(3,045,471)	180,026

2020 Interim Report    101

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
Items	Note	2020 Consolidated	2019 Consolidated	2020 Company	2019 Company
Cash flows from financing activities
Cash received from borrowings		3,438,100	2,405,100	3,398,107	2,380,000

Sub-total of cash inflows		3,438,100	2,405,100	3,398,107	2,380,000

Cash repayments of borrowings		(1,958,562)	(1,839,897)	(1,900,969)	(1,801,775)
Cash paid for distribution of dividends or profits and interest expenses		(35,651)	(25,561)	(34,309)	(19,257)
Cash paid relating to other financing activities	4(54)	(9,498)	(4,078)	(7,864)	(2,873)

Sub-total of cash outflows		(2,003,711)	(1,869,536)	(1,943,142)	(1,823,905)
Net cash flows generated from financing activities		1,434,389	535,564	1,454,965	556,095

Exchange gains on cash and cash equivalents		5,923	6,444	—	—

Net (decrease)/increase in cash and cash equivalents		(4,584,432)	1,199,158	(4,052,837)	395,016
Add: Cash and cash equivalents at beginning of the period	4(55)	7,449,699	8,741,893	5,754,440	7,619,013

Cash and cash equivalents at end of the period	4(55)	2,865,267	9,941,051	1,701,603	8,014,029

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and	Accounting Chief
Vice General Manager

102    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			Attributable to equity shareholders of the Company
Item	Note		Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Non- controlling interests	Total equity
Balance at 1 January 2019			10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504
Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit			—	—	—	—	—	1,137,241	6,476	1,143,717
Other comprehensive losses	4	(32)	—	—	(3,667)	—	—	—	—	(3,667)
Profit distribution
Profit distribution to equity owners	4	(35)	—	—	—	—	—	(2,705,953)	—	(2,705,953)
Specific reserve
Accrued	4	(33)	—	—	—	69,133	—	—	—	69,133
Utilised	4	(33)	—	—	—	(63,819)	—	—	—	(63,819)

Balance at 30 June 2019 (unaudited)			10,823,814	610,327	6,722	62,449	6,237,170	11,062,579	122,854	28,925,915

Balance at 1 January 2020			10,823,814	610,327	17,838	57,137	6,437,010	11,939,215	130,560	30,015,901

Movements for the six months ended 30 June 2020 (unaudited)
Total comprehensive losses
Net (loss)/profit			—	—	—	—	—	(1,716,072)	7,754	(1,708,318)
Other comprehensive losses	4	(32)	—	—	(9,256)	—	—	—	—	(9,256)
Profit distribution
Profit distribution to equity owners	4	(35)	—	—	—	—	—	(1,298,858)	—	(1,298,858)
Specific reserve
Accrued	4	(33)	—	—	—	69,588	—	—	—	69,588
Utilised	4	(33)	—	—	—	(25,350)	—	—	—	(25,350)

Balance at 30 June 2020 (unaudited)			10,823,814	610,327	8,582	101,375	6,437,010	8,924,285	138,314	27,043,707

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer and	Accounting Chief
Vice General Manager

2020 Interim Report    103

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

				Other
		Share	Capital	comprehensive	Specific	Surplus	Undistributed	Total
Items	Note	capital	surplus	income	reserve	reserve	profits	equity
Balance at 1 January 2019		10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit		—	—	—	—	—	1,056,981	1,056,981
Other comprehensive losses		—	—	(3,667)	—	—	—	(3,667)
Profit distribution
Profit distribution to equity owners		—	—	—	—	—	(2,705,953)	(2,705,953)
Specific reserve
Accrued		—	—	—	66,000	—	—	66,000
Utilised		—	—	—	(60,863)	—	—	(60,863)

Balance at 30 June 2019 (unaudited)		10,823,814	600,768	6,722	62,272	6,237,170	10,832,761	28,563,507

Balance at 1 January 2020		10,823,814	600,768	17,838	57,135	6,437,010	11,574,341	29,510,906

Movements for the six months ended 30 June 2020 (unaudited)
Total comprehensive income
Net loss		—	—	—	—	—	(1,832,138)	(1,832,138)
Other comprehensive losses		—	—	(9,256)	—	—	—	(9,256)
Profit distribution
Profit distribution to equity owners		—	—	—	—	—	(1,298,858)	(1,298,858)
Specific reserve
Accrued		—	—	—	66,240	—	—	66,240
Utilised		—	—	—	(22,000)	—	—	(22,000)

Balance at 30 June 2020 (unaudited)		10,823,814	600,768	8,582	101,375	6,437,010	8,443,345	26,414,894

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer and	Accounting Chief
Vice General Manager

104    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 and 9,636,900 were registered on 27 September 2017 and 12 January 2018.

As at 30 June 2020, total shares of the Company were 10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note 4(30).

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5(1).

These financial statements were authorised for issue by the Board of Directors on 26 August 2020.

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in the provision of inventories (Note2(10)), depreciation of fixed assets (Note2(13)), and impairment of long-term assets (Note2(18)).

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2(30).

2020 Interim Report    105

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(1)	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises – Basic Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the six months ended 30 June 2020 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as at 30 June 2020 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December. The financial statement covers the accounting period from 1 January 2020 to 30 June 2020.

(4)	Recording currency

The recording currency is Renminbi (RMB). The recording currency of the Company’s subsidiaries is determined based on the primary economic environment in which they operate. The financial statements are presented in RMB.

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

106    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(5)	Business combinations (continued)

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

2020 Interim Report    107

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

108    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments

Financial assets refers to contracts when one side forms a financial asset while the other forms a financial liability or equity instrument. When the Group becomes one side of a financial instrument contract, the Group recognize a financial asset or a financial liability.

(a)	Financial assets

(i)	Financial assets classification and measurement

According to the business model of financial assets management and the characteristics of contract cash flow of financial assets, the Group divides financial assets into: (1) financial assets measured by amortized cost; (2) financial assets measured at fair value and recorded into other comprehensive income; (3) financial assets measured at fair value and recorded in current profit and loss.

Financial assets are measured at fair value at the time of initial recognition. For financial assets measured at fair value and whose changes are included in the current profit and loss, relevant transaction costs are directly included in the current profit and loss; For other categories of financial assets, the relevant transaction costs are included in the initial recognition amount. Accounts receivable or notes receivable arising from the sale of products or the provision of services, which do not contain or take no account of material financing elements, shall be initially recognized by the Group in accordance with the amount of consideration to which the Group is entitled to receive as expected.

Debt instruments

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer and are measured in the following three ways:

2020 Interim Report    109

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification and measurement (continued)

Debt instruments (continued)

Measured at amortized cost:

The Group’s business model for managing such financial assets is to collect contract cash flow, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangement, that is, the cash flow generated on a specific date is only the payment of principal and interest based on the amount of outstanding principal. The Group recognizes interest income for such financial assets in accordance with the real interest rate method. Such financial assets mainly include monetary funds, notes receivable and accounts receivable, other receivables and creditor’s rights investment, etc. The Group shall list the creditor’s rights investment that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The creditor’s right investment within one year (including one year) at the time of acquisition is listed as other current assets.

Measured at fair value and recorded into other comprehensive income:

The Group’s business model for managing such financial assets is both to collect contract cash flow and to sell, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value and their changes are included in other comprehensive income, but impairment losses or gains, exchange gains and losses and interest income calculated according to the real interest rate method are included in current profit and loss. Such financial assets are listed as other creditor’s rights investments, and other creditor’s rights investments that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other creditor’s rights investments with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

Measured at fair value and recorded in current profit and loss:

The Group will not be held in the amortized cost measurement and measurement at fair value and its changes into other comprehensive income of the debt instruments, measured at fair value and its changes into the current profits and losses, listed as a transactional.

110    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification and measurement (continued)

Equity instruments

The Group will measure the equity instrument investment without its control, common control and significant influence according to the fair value and record its changes into the current profit and loss, and list it as a transactional financial asset; The assets that are expected to be held for more than one year from the balance sheet date are listed as other non-current financial assets.

In addition, the Group has designated some non-tradable equity instrument investments as financial assets measured at fair value and their changes included in other comprehensive income, and listed them as other equity instrument investments. The relevant dividend income of such financial assets is included in the current profit and loss.

(ii)	Impairment

The Group recognizes loss provisions on the basis of expected credit losses for financial assets measured at amortized cost, debt instrument investments measured at fair value and their changes included in other comprehensive income, etc.

The Group calculates and confirms expected credit losses, taking into account reasonable and well-founded information on past events, current conditions and projections of future economic conditions.

At each balance sheet date, the Group measures the expected credit losses of financial instruments at different stages. If the credit risk of the financial instrument does not increase significantly after the initial confirmation, it is in the first stage. The Group shall measure the loss reserve according to the expected credit loss in the next 12 months. Where the credit risk of a financial instrument has increased significantly since the initial confirmation but no credit impairment has occurred, it is in the second stage and the Group shall measure the loss reserve in accordance with the expected credit loss of the entire duration of the instrument; Where a credit impairment has occurred since the initial confirmation of the financial instrument, it is in the third stage and the Group shall measure the loss reserve according to the expected credit loss of the entire duration of the instrument.

For financial instruments with low credit risk on the balance sheet date, the Group assumes that the credit risk has not increased significantly since the initial recognition and measures the loss provision according to the expected credit loss in the next 12 months.

2020 Interim Report    111

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(ii)	Impairment (continued)

For the financial instruments in the first and second stages and with low credit risks, the Group shall calculate the interest income according to the book balance and the actual interest rate before deducting the impairment provisions. For financial instruments in the third stage, the interest income shall be calculated according to the amortized cost and the real interest rate after the book balance is deducted and the provision for impairment is drawn.

For accounts receivable and notes receivable other than financial assets which are measured at fair value and recorded in other comprehensive income, whether there is significant financing component or not, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

For other receivables, the Group calculates the expected credit loss by referring to the experience of historical credit loss, combining the current situation and the forecast of future economic situation, through the default risk exposure and the expected credit loss rate in the next 12 months or the whole duration.

The Group shall record the provision for loss accrued or brought back into the current profit and loss. For the debt instruments held by the Group, which are measured at fair value and whose changes are included in other comprehensive income, the Group shall adjust other comprehensive income when the impairment loss or profit is included in the current profit and loss.

(iii)	Derecognition

Financial assets are derecognized when meet one of the following situations:(1) the right to receive cash flows has been ceased; (2) financial assets have been transferred and the Group has transferred substantially all the risks and rewards of ownership; (3) financial assets have been transferred. Although the Group neither transfers nor retains nearly all the risks and rewards in the ownership of the financial asset, it has relinquished control over the financial asset.

When the investment of other equity instruments is recognized after termination, the difference between the book value and the consideration received and the accumulated amount of the fair value change directly included in other comprehensive income shall be recorded into retained earnings. When the remaining financial assets are recognized, the difference between their book value and the sum of the consideration they received and the accumulated amount of the fair value change directly recorded in other comprehensive income shall be recorded into the current profit and loss.

112    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(b)	Financial liabilities

At the time of initial recognition, financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value and their changes are included in the current profit and loss.

The financial liabilities of the Group are mainly financial liabilities measured by amortized cost, including notes payable and accounts payable, other payables, loans, etc. Such financial liabilities are initially measured according to their fair value after deducting transaction costs, and are subsequently measured by the effective interest rate method. Where the term is less than one year (including one year), it shall be listed as current liabilities; If the term is more than one year, but the term is due within one year (including one year) from the balance sheet date, it shall be listed as non-current liabilities that are due within one year; The rest are shown as non-current liabilities.

When the current obligation of the financial liability has been discharged in whole or in part, the Group shall terminate the recognition of the discharged part of the financial liability or obligation. The difference between the carrying amount of the part to be recognized and the consideration paid shall be recorded into the profit and loss of the current period.

(c)	The determination of the fair value of financial instruments

The fair value of a financial instrument with an active market is determined by the quoted price in the active market. There is no active market for financial instruments, the use of valuation technology to determine their fair value. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient data and other information available to support them, selects input values that are consistent with the characteristics of assets or liabilities considered by market participants in transactions of related assets or liabilities, and gives priority to relevant observable input values as far as possible. Use unobservable input values in cases where the relevant observable input values cannot be obtained or are not feasible to obtain.

(d)	Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

2020 Interim Report    113

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(d)	Derivative financial instruments and hedge accounting (continued)

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(i)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):

•	The cumulative gain or loss on the hedging instrument from inception of the hedge; and

•	The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

114    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(d)	Derivative financial instruments and hedge accounting (continued)

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges.

2020 Interim Report    115

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

116    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

2020 Interim Report    117

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

118    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(18)).

2020 Interim Report    119

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

			Annual
	Estimated	Estimated net	depreciation
	useful lives	residual values	rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

120    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles, other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

Annual
	Estimated	Estimated	depreciation
	useful lives	residual values	rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

2020 Interim Report    121

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Fixed assets (continued)

(c)

When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(14)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(15)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

122    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(15)	Borrowing costs (continued)

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

(16)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

2020 Interim Report    123

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(16)	Intangible assets (continued)

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (18)).

124    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

The leasehold improvement of the rented fixed assets through commercial lease is amortized according to the average duration of 5 years

(18)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

2020 Interim Report    125

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(19)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(20)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

126    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Employee benefits (continued)

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

(c)	Termination benefits

The Group provides compensation for terminating the employment relationship with employees before the end of the employment contracts or as an offer to encourage employees to accept voluntary redundancy before the end of the employment contracts. The Group recognises a liability arising from compensation for termination of the employment relationship with employees, with a corresponding charge to profit or loss for the current period at the earlier of the following dates: 1) when the Group cannot unilaterally withdraw an employment termination plan or a curtailment proposal; 2) when the Group recognises costs or expenses for a restructuring that involves the payment of termination benefits.

Termination benefits expected to be paid in one year are listed as current liabilities.

2020 Interim Report    127

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(22)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

Equity-settled share-based payment transactions

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

128    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(22)	Share-based payments (continued)

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. At the same time, carry forward the capital reserve confirmed in the waiting period.

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Amounts expected to be paid within 1 year after the balance sheet date is disclosed as other current liabilities.

(24)	Revenue recognition

The Group shall, when the customer acquires control over the relevant goods or services, recognize the income at the amount of consideration to which it is expected to be entitled.

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place or customer take delivery of the goods from Group’s designated warehouse, and confirmed receipt by customers according to the terms of contract.

The Group provides discounts based on the sales amount, and recognizes revenue based on the contract value exclude expected discounts.

2020 Interim Report    129

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(24)	Revenue recognition (continued)

(b)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund, financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

Government subsidies related to assets, write-off the book value of related assets, or recognized as deferred income and amortized into profit and loss within the service life of related assets in a reasonable and systematic way

Benefits related to government subsidies for compensating the related expenses or losses during the later, recognized as deferred income, cost and upon confirmation of the related expenses or losses, recorded into the profits and losses of the current or write-downs related cost, used for compensating the related expenses or losses incurred, directly recorded into the profits and losses of the current or write-downs related cost.

The Group uses the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

130    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

2020 Interim Report    131

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Leases

Lease is a kind of contract whereby, within a certain period of time, the lessor transfers the right of use of assets to lessee in order to obtain benefits.

The Group as the lessee

The Group recognized the right of use assets at the beginning of the lease period and the lease liabilities at the present value of the outstanding lease payments. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Group will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liabilities due within one year.

The right of use assets of the Group include leased houses and buildings, plant and machinery equipment, means of transport and others. The right of use assets are initially measured at cost, which includes the initial measurement of the lease liability, the lease payment paid on or before the lease period, the initial direct expenses, etc., and deducts the lease incentive received. Where the Group is able to reasonably determine the ownership of the leased assets upon the expiration of the lease term, depreciation of the leased assets shall be calculated and withdrawn within the remaining service life of the leased assets;If it is not reasonable to determine whether the ownership of the leased asset can be acquired at the end of the lease term, the depreciation shall be calculated within the shorter period between the lease term and the remaining useful life of the leased asset. When the recoverable amount is lower than the book value of the asset, the Group writes down the book value to the recoverable amount.

For short-term leases with a lease term of no more than 12 months, the Group chooses not to recognize the right of use assets and lease liabilities, and records the relevant rental expenses into the current profits and losses or related asset costs according to the straight-line method during each period of the lease term.

The Group as the lessor

Essentially, a lease that transfers almost all the risks and rewards associated with the ownership of the leased asset is a financial lease. Other leases are operating leases.

When the Group operates leased premises and buildings, the rental income from operating leases shall be recognized in accordance with the straight-line method during the lease term.

132    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

(a)	the Company’s parent;

(b)	the Company’s subsidiaries;

(c)	enterprises that are controlled by the Company’s parent;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of joint ventures;

(g)	associates of the Group, including subsidiaries of associates;

(h)	principal individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group and close family members of such individuals;

(j)	key management personnel of the Company’s parent company;

(k)	close family members of key management personnel of the Company’s parents; and

(l)	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

2020 Interim Report    133

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties (continued)

(m)	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

(n)	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

(o)	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(p)	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(q)

enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(29)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

134    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Significant accounting policies and accounting estimates

The Group continuously evaluates important accounting estimates and key judgments based on historical experience and other factors, including reasonable expectations of future events.

(a)	Important accounting estimates and their key assumptions

The following important accounting estimates and key assumptions have important risks that will lead to significant adjustments in the book value of assets and liabilities in the next accounting year:

(i)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

2020 Interim Report    135

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Significant accounting policies and accounting estimates (continued)

(a)	Important accounting estimates and their key assumptions (continued)

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(b)	The adoption of critical judgments in accounting policy

(i)	Classification of financial assets

The Group in determining the classification of financial assets involved in the major judgments including business model and contract cash flow characteristics of the analysis.

The Group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc..

When the roup evaluates whether the contract cash flow of financial assets is consistent with the basic loan arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Does interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits? For example, does the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract?

(ii)	Judgment of significant increase in credit risk

The main criteria for the Group to judge the significant increase in credit risk are the number of overdue days over 30, or the significant change in one or more of the following indicators: the operating environment of the debtor, internal and external credit rating, significant change in actual or expected operating results, the value of the collateral or the significant decline in the credit rating of the guarantor, etc.

136    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax(a)	Taxable income	25%
Value added tax (“VAT”) (b)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current period)	5%,6%, 9% and 13%
Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton; Diesel oil: RMB1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)

Pursuant to the ‘Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances’ (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(b)

Pursuant to the ‘Announcement of Deepening the Value Added Tax Reform Policy’ (Cai Shui [2019] 39) jointly issued by the Ministry of Finance and the State Administration of Taxation and General Administration of Customs, the applicable VAT rate of taxable sales behaviour, importing of goods and tangible movable property leasing is 13% and 9% respectively from 1 April 2019.

2020 Interim Report    137

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2020 (unaudited)	31 December 2019
Cash at bank	2,865,267	7,449,699
Other cash balances	1,004,669	1,508,839

	3,869,936	8,958,538

As at 30 June 2020, other cash balances of RMB1,000,000 thousand is six-month deposits(unaudited) (December 31, 2019: RMB1,500,000 thousand) with interest rate of 4.10%(unaudited) (December 31, 2019: from 3.95% to 4.10%).

(2)	Derivative financial assets and derivative financial liabilities

	30 June 2020 (unaudited)	31 December 2019
Derivative financial assets
Commodity swap contract Foreign	21,011	—
exchange option contract	383	263

	21,394	263

Derivative financial Liability
Commodity swap contract	(32,353)	—
Foreign exchange option contract	(675)	(799

	(33,028)	(799

As at June 30 2020, the derivative financial assets and derivative financial liabilities are mainly foreign exchange option contract and commodity swap contract. The total nominal amount of foreign exchange option contract equivalent is RMB35,641 thousand (unaudited) (As at 31 December 2019: 40,754 thousand)

138    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(3)	Financial assets at fair value through profit or loss

	30 June 2020 (unaudited)	31 December 2019
Structured deposit	3,727,444	3,318,407

As at June 30, 2019 (unaudited) and December 31, 2019, financial assets at fair value through profit or loss are structured deposits deposited by the Group with the bank for a period of up to six months. The contract guarantees the principal, and the yield is linked to the performance of the morning standard price of Shanghai gold exchange, the euro-dollar exchange rate and the three-month dollar libor in the international market.

(4)	Accounts receivable

	30 June 2020 (unaudited)	31 December 2019
Amounts due from related parties (Note 7(6))	1,755,785	1,519,177
Amounts due from third parties	87,147	120,739

	1,842,932	1,639,916
Less: provision for bad debts	—	—

	1,842,932	1,639,916

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2020 (unaudited)	31 December 2019
Within one year	1,842,932	1,639,916

2020 Interim Report    139

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(b)	As at 30 June 2020 (unaudited), the top five receivables collected by the arrears are summarized and analyzed as follows:

			Percent of
	Amount	Provision	total amount
The total amount of accounts receivable in the top five accounts	1,732,884	—	94%

(c)	Provision

For accounts receivable, whether or not there is significant financing component, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at 30 June 2020 (unaudited), the Group has no accounts receivable of single provision for bad debts (as at 31 December 2019: Nil).

(ii)	As at 30 June 2020 (unaudited), the Group has no pledged accounts receivable (as at 31 December 2019: Nil).

(iii)

For the six months ended 30 June 2020 (unaudited), the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivable that have been fully recovered or transferred in this year, or a large proportion of accounts receivable that have been recovered or transferred in this year (for six months ended 30 June 2019: Nil (unaudited)).

(d)	Significant unwritten accounts receivables of the Group for the six months ended 30 June 2020 (unaudited) (for the six months ended 30 June 2019: nil (unaudited)).

140    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(5)	Financial assets at fair value through other comprehensive income

	30 June 2020 (unaudited)	31 December 2019
Financial assets at fair value through other comprehensive income (“FVOCI”)	1,451,072	1,540,921

(a)

Due to the requirement of cash management, the Group discounted and endorsed part of the bank acceptance notes. These notes receivables are classified as FVOCI. Therefore, as at 30 June 2020 (unaudited), the Group classified RMB723,741 thousand notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable(31 December 2019: RMB804,739 thousand).

(b)

The Group has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 30 June 2020 (unaudited) and 31 December 2019, the Group considers that no bank acceptance notes has significant credit risk, and will not suffer significant loss due to the violation of banks.

(c)	As at 30 June 2020, the Group had no pledged bank acceptance notes(unaudited)(31 December 2019:Nil).

(d)	As at 30 June 2020 (unaudited), unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	811,329	—

(e)

The Group’s subsidiaries Shanghai Jinshan Trading Corporation Limited(“JMGJ”) derecognized part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 30 June 2020, the Group classified RMB727,331 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable(unaudited) (31 December 2019, RMB736,182 thousand).

2020 Interim Report    141

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(5)	Financial assets at fair value through other comprehensive income (continued)

(f)	The analysis of accounts receivable terminated due to the transfer of financial assets is as follows:

For the six months ended 30 June 2020, the Group’s subsidiaries JMGJ derecognized RMB181,420 thousand yuan accounts receivable due to the non-recourse forfaiting (unaudited), including the finance expense of RMB524 thousand (unaudited).

(6)	Advances to suppliers

	30 June 2020 (unaudited)	31 December 2019
Amounts advance to related parties (Note 7(6))	66,431	44,806
Amounts advance to third parties	7,920	11,796

	74,351	56,602

(a)	The ageing of advances to suppliers is analysed as follows:

	30 June 2020 (unaudited)		31 December 2019
		% of total		% of total
	Amount	balance	Amount	balance
Within one year	74,351	100%	56,602	100%

(b)	As at 30 June 2020, the total amount of the top five advances to suppliers are summarized as follows (unaudited):

		Percentage of
		total advances to
	Amount	suppliers (%)
Total amount of the top five advances to suppliers	68,495	92%

142    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(7)	Other receivable

	30 June 2020 (unaudited)	31 December 2019
Amounts due from related parties (Note7(6))	8,363	2,010
Amounts due from third parties	79,761	26,240

	88,124	28,250
Less: provision for bad debts	(139)	(139

	87,985	28,111

(a)	The ageing of other receivable is analysed as follows:

	30 June 2020 (unaudited)	31 December 2019
Within one year	87,985	28,111
Above one year	139	139

	88,124	28,250

(b)	Provision movement

	First Stage					Third Stage		Total
	Expected credit loss		Expected credit loss			Expected credit loss
	in the next 12 months		in the next 12 months			over the duration (credit
	(Combined)		(Single)		Total	impairment has occurred)
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2019	28,111	—	—	—	—	139	(139)	(139)
Add	—	—	—	—	—	—	—	—
Reverse	—	—	—	—	—	—	—	—

30 June 2020 (unaudited)	87,985	—	—	—	—	139	(139)	(139)

2020 Interim Report    143

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(7)	Other receivable (continued)

(c)

For the six months ended 30 June 2020 (unaudited), the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivable that have been fully recovered or transferred in this year, or a large proportion of other accounts receivable that have been recovered or transferred in this year(for the six months ended 30 June 2019: Nil(unaudited)).

(d)	For the six months ended 30 June 2020 (unaudited), there is no balance of other receivables written off by the Group (for the six months ended 30 June 2019:Nil (unaudited)).

(e)	As at 30 June 2020, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
China Aviation Oil Group Logistics Co., Ltd.	Business transaction	52,196	Within one year	59%	—
Shanghai United Equity Exchange	Deposit for capital increase	10,000	Within one year	11%	—
BOC-SPC Gases Company Limited (“BOC”)	Business transaction	7,832	Within one year	9%	—
State taxation administration, Shanghai Jinshan Bureau	Export tax rebates	6,298	Within one year	7%	—
Shanghai Yufan logistics Co., Ltd.	Reimbursed expenses	3,869	Within one year	4%	—

		80,195		90%	—

144    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(8)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2020 (unaudited)			31 December 2019
		Provision			Provision
		for declines			for declines
		in the			in the
	Book	value of	Carrying	Book	value of	Carrying
	value	inventories	amount	value	inventories	amount
Raw materials	3,101,123	—	3,101,123	4,567,648	—	4,567,648
Work in progress	714,248	(58,012)	656,236	1,072,040	(78,981)	993,059
Finished goods	539,683	(58,568)	481,115	1,022,335	(33,763)	988,572
Spare parts and consumables	185,314	(42,718)	142,596	247,873	(42,718)	205,155

	4,540,368	(159,298)	4,381,070	6,909,896	(155,462)	6,754,434

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2019	Increases	Decreases	30 June 2020 (unaudited)
Work in progress	78,981	—	(20,969)	58,012
Finished goods	33,763	120,928	(96,123)	58,568
Spare parts and consumables	42,718	—	—	42,718

	155,462	120,928	(117,092)	159,298

2020 Interim Report    145

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(8)	Inventories (continued)

(c)	Provision for declines in the value of inventories are analysed as follows:

Main reasons for
reversal/write-off
	Basis for determining net realisable value	(unaudited)
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Not applicable
Work in progress	Same as above	Sold in current period
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current period
Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Not applicable

(9)	Other current assets

	30 June 2020 (unaudited)	31 December 2019
One year fixed deposit(i)	1,002,700	—
VAT deductible	16,168	11,971

	1,018,868	11,971

(i)	As at 30 June 2020, one year fixed deposit is fixed deposit in bank mature within 12 months with the interest rate of 3.60% (unaudited)(as at 31 December 2019: Nil).

146    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(10)	Long-term equity investments

	30 June 2020
	(unaudited)	31 December 2019
Joint Ventures (a)	219,340	235,294
Associates (b)	5,330,950	5,093,464

	5,550,290	5,328,758
Less: provision for impairment of long-term equity investment	—	—

	5,550,290	5,328,758

(a)	Joint Ventures

		Current period movement
		Additional/	Net profit/(loss)	Cash dividends		30 June
	31 December	negative	adjusted by	declared in	Impairment	2020	Impairment
	2019	investment	equity method	current period	provision	(unaudited)	provision
Joint ventures of subsidiaries
Inspection and testing company	9,350	—	597	(1,049)	—	8,898	—
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	48,733	—	1,355	(1,000)	—	49,088	—
BOC	177,211	—	22,376	(38,233)	—	161,354	—

	235,294	—	24,328	(40,282)	—	219,340	—

Interests in joint ventures, refer to Note5(2).

2020 Interim Report    147

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(10)	Long-term equity investments (continued)

(b)	Associates

		Current period movement

		Additional/	Net profit/(loss)	Cash dividends
	31 December	negative	adjusted by	declared in	Impairment	Change in	30 June 2020	Impairment
	2019	investment	equity method	current period	provision	other equity	(unaudited)	provision
Associates of the Company
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	2,724,360	—	160,154	—	—	—	2,884,514	—
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	1,917,210	—	67,839	—	—	(748)	1,984,301	—
Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	54,537	—	(1,767)	—	—	—	52,770	—
Shanghai Azbil Automation Company Limited (“Azbil”)	52,977	—	8,378	(9,200)	—	—	52,155	—
Shanghai Shidian Energy (“Shidian Energy”)	299,358	—	7,348	—	—	—	306,706	—
Others	45,022	—	7,432	(1,950)	—	—	50,504	—

	5,093,464	—	249,384	(11,150)	—	(748)	5,330,950	—

Interests in associates, refer to Note5(2).

148    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(11)	Investment properties

Buildings
Cost 31 December 2019	602,659
Transfer from fixed assets (Note4(12))	24,829

30 June 2020 (unaudited)	627,488

Accumulated depreciation 31 December 2019	235,191
Depreciation charged in current period	7,518
Transfer from fixed assets (Note4(12))	9,527

30 June 2020 (unaudited)	252,236

Carrying amount 30 June 2020 (unaudited)	375,252

31 December 2019	367,468

For the six months ended 30 June 2020 (unaudited), the depreciation amount of investment real estate is RMB7,518 thousand without provision for impairment (for the six months ended 30 June 2019, depreciation amount is RMB7,338 thousand without provision for impairment(unaudited)).

2020 Interim Report    149

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(12)	Property, plant and equipment

			Vehicles
		Plant and	and other
	Buildings	machinery	equipment	Total
Cost
31 December 2019	3,338,353	41,865,551	1,871,754	47,075,658
Reclassification in current period	—	(9)	9	—
Increase in current period
Purchase	442	77,318	25,807	103,567
Transfer from CIP (Note4(13))	8,190	997,606	34,822	1,040,618
Business combination not under the same control	161,499	85,895	28,459	275,853
Decrease in current period
Disposal	(3,861)	(182,521)	(25,993)	(212,375)
Transfer to investment properties (Note4(11))	(24,829)	—	—	(24,829)

30 June 2020 (unaudited)	3,479,794	42,843,840	1,934,858	48,258,492

Accumulated depreciation
31 December 2019	2,311,466	31,182,924	1,432,580	34,926,970
Reclassification in current period	—	(2)	2	—
Increase in current period
Current period charges	46,254	666,016	44,570	756,840
Decrease in current period
Disposal	(3,741)	(165,204)	(25,094)	(194,039)
Transfer to investment properties (Note4(11))	(9,527)	—	—	(9,527)

30 June 2020 (unaudited)	2,344,452	31,683,734	1,452,058	35,480,244

Provision for impairment
31 December 2019	50,785	766,932	8,121	825,838
Decrease in current period
Disposal	—	(1,333)	—	(1,333)

30 June 2020 (unaudited)	50,785	765,599	8,121	824,505

Carrying amount
30 June 2020 (unaudited)	1,084,557	10,394,507	474,679	11,953,743

31 December 2019	976,102	9,915,695	431,053	11,322,850

150    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(12)	Property, plant and equipment (continued)

For the six months ended 30 June 2020 (unaudited), no impairment provision was made of the Group(for the six months ended 30 June 2019:Nil (unaudited)).

As at 30 June 2020 (unaudited) and 31 December 2019 the Group had no pledged fixed assets.

For the six months ended 30 June 2020, the depreciation expenses amounted to RMB756,840 thousand(unaudited)(for the six months ended 30 June 2019, RMB757,213 thousand(unaudited)). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses and research and development expenses were RMB700,951 thousand, RMB4,553 thousand, and RMB48,560 thousand, and RMB2,776 thousand, respectively (for the six months ended 30 June 2019, RMB713,885 thousand, RMB4,506 thousand,, RMB38,529 thousand, and RMB293 thousand, respectively(unaudited)).

The amount of fixed assets transferred from construction in progress was RMB1,040,618 thousand (unaudited) (for the six months ended 30 June 2019, RMB41,879 thousand(unaudited)).

(13)	Construction in progress

	30 June 2020 (unaudited)			31 December 2019
		Provision			Provision
	Original	for	Carrying	Original	for	Carrying
	cost	impairment	amount	cost	impairment	amount
Construction in progress	1,227,080	(24,486)	1,202,594	1,850,210	(34,661)	1,815,549

2020 Interim Report    151

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

									Accumulative	Current period
					Transferred to fixed	30 June	Percentage of		capitalized	capitalized	Current period
		31 December	Increase in		assets in current	2020	actual cost	Project	borrowing	borrowing	borrowing cost	Source of
	Budget	2019	current period	Disposal	period (Note 4(12))	(unaudited)	to budget	progress	costs	costs	capitalizing rate	funds
100,000 tons/year EVA production equipment	1,131,520	239,332	18,521	—	—	257,853	22.79%	22.79%	1,081	—	—	Equity funds and borrowings
Shanghai petrochemical third circuit 220KV power supply line project	283,000	112,887	—	—	—	112,887	46.89%	46.89%	—	—	—	Equity funds
PAN carbon fiber project	847,794	147,463	—	—	(62,250)	85,213	30.16%	30.00%	8,771	5,671	2.88%	Equity funds and borrowings
Emergency cut-off function renovation project of tank area of storage department	76,766	54,351	2,789	—	—	57,140	74.43%	89.90%	—	—	—	Equity funds
Tank area decontamination and diversion improvement project of storage and transportation department	64,474	37,944	3,342	—	—	41,286	64.04%	80.00%	—	—	—	Equity funds
2 #, 3 # aromatics joint unit energy saving renovation	954,240	29,940	—	—	—	29,940	3.14%	3.14%	—	—	—	Equity funds
Oil cleaning project	781,657	477,977	198,917	—	(650,200)	26,694	86.60%	98.00%	3,168	1,483	2.88%	Equity funds and borrowings
Shanghai petrochemical cogeneration unit standard emission renovation project	221,566	—	2,150	—	(2,150)	—	101.14%	100.00%	3,779	—	—	Equity funds and borrowings
35KV cable hidden trouble control project	29,240	24,873	—	—	(24,873)	—	85.06%	100.00%	—	—	—	Equity funds
Oil blending and optimization system project of storage and transportation department	26,191	23,000	626	—	(23,626)	—	90.20%	100.00%	—	—	—	Equity funds
50,000 tons/year ethanolamine project	188,910	10,175	—	(10,175)	—	—	—	—	—	—	—	Equity funds
Equipment update of thermoelectric department	—	75,674	5,733	—	(22,309)	59,098	—	—	—	—	—	Equity funds
Oil refining equipment update	—	56,562	3,759	—	(26,014)	34,307	—	—	—	—	—	Equity funds
Technical renovation of environmental water department	—	14,590	11,504	—	—	26,094	—	—	—	—	—	Equity funds
Informatization project of the ministry of information	—	19,489	5,785	—	(1,785)	23,489	—	—	—	—	—	Equity funds
Equipment update of polyester department	—	23,839	1,089	—	(5,243)	19,685	—	—	—	—	—	Equity funds
Storage department production operation	—	42,642	321	—	(25,584)	17,379	—	—	—	—	—	Equity funds
Acrylic department production and operation	—	15,888	102	—	(19)	15,971	—	—	—	—	—	Equity funds
Company headquarters technical renovation	—	6,084	9,506	—	(293)	15,297	—	—	—	—	—	Equity funds
Storage department technical renovation	—	6,058	11,518	—	(2,325)	15,251	—	—	—	—	—	Equity funds
Thermoelectric department technical renovation	—	3,060	11,845	—	—	14,905	—	—	—	—	—	Equity funds
Aromatics department equipment update	—	26,543	—	—	(13,836)	12,707	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of utility equipment	—	333	12,032	—	—	12,365	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of thermoelectric department	—	6,043	5,959	—	(223)	11,779	—	—	—	—	—	Equity funds
Technical renovation of olefin department	—	10,309	1,353	—	(1,038)	10,624	—	—	—	—	—	Equity funds
Company headquarters other	—	15,014	9,373	—	(13,889)	10,498	—	—	—	—	—	Equity funds
Technical renovation of aromatic department	—	4,210	16,121	—	(9,895)	10,436	—	—	—	—	—	Equity funds

152    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (continued)

									Accumulative	Current period
					Transferred to fixed	30 June	Percentage of		capitalized	capitalized	Current period
		31 December	Increase in		assets in current	2020	actual cost	Project	borrowing	borrowing	borrowing cost	Source of
	Budget	2019	current period	Disposal	period (Note 4(12))	(unaudited)	to budget	progress	costs	costs	capitalizing rate	funds
Energy conservation and environmental protection project of storage and transportation department	—	14,432	255	—	(7,331)	7,356	—	—	—	—	—	Equity funds
Technical renovation of oil refining department	—	776	8,310	—	(1,936)	7,150	—	—	—	—	—	Equity funds
Storage and transportation department security management	—	21,012	2,330	—	(18,144)	5,198	—	—	—	—	—	Equity funds
System upgrade project of the ministry of information	—	5,063	2,020	—	(1,905)	5,178	—	—	—	—	—	Equity funds
Refining department operations	—	24,763	1,309	—	(22,108)	3,964	—	—	—	—	—	Equity funds
Storage and transportation department equipment update	—	12,647	4	—	(9,145)	3,506	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of oil refining department	—	2,739	342	—	(342)	2,739	—	—	—	—	—	Equity funds
Aromatics department energy conservation and environmental protection	—	30,445	3,983	—	(32,405)	2,023	—	—	—	—	—	Equity funds
Aromatic department production operations	—	11,941	726	—	(12,135)	532	—	—	—	—	—	Equity funds
Aromatics department other purchase update	—	11,419	—	—	(10,893)	526	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of environmental water department	—	3,054	9,528	—	(12,356)	226	—	—	—	—	—	Equity funds
Other miscellaneous items	—	227,639	66,511	—	(26,366)	267,784	—	—	—	—	—	Equity funds

		1,850,210	427,663	(10,175)	(1,040,618)	1,227,080

Less: provision for impairment		(34,661)	—	10,175	—	(24,486)

		1,815,549	427,663	—	(1,040,618)	1,202,594				7,154

For the six months ended 30 June 2020 (unaudited), the capitalized amount of the Group’s borrowing expenses is RMB7,154 thousand (for the six months ended 30 June 2020 (unaudited), RMB1,257 thousand).

As at 30 June 2020, the balance of the impairment provision for the Group’s construction in progress is the impairment provision for the energy saving transformation of no. 2 and no. 3 aromatics combined plant with the amount of RMB24,486 thousand (unaudited) (As at 31 December 2019,the balance of the impairment provision for the Group’s construction in progress is the impairment provision for the long-term suspended 50,000-ton/year ethanolamine project and the energy saving transformation of no. 2 and no. 3 aromatics combined plant with the amount of RMB34,661 thousand).

2020 Interim Report    153

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(14)	Right-of-use assets

			Vehicles
		Plant and	and other
	Buildings	machinery	equipment	Total
Cost
31 December 2019	33,277	74,086	1,780	109,143
Increase in current period	4,497	1,160	152	5,809
Decrease in current period	(1,647)	(73,979)	(111)	(75,737)

30 June 2020 (unaudited)	36,127	1,267	1,821	39,215

Accumulated depreciation
31 December 2019	11,072	73,918	505	85,495

Increase in current period	7,920	229	380	8,529
Decrease in current period	(1,647)	(73,979)	(111)	(75,737)

30 June 2020 (unaudited)	17,345	168	774	18,287

Carrying amount
30 June 2020 (unaudited)	18,782	1,099	1,047	20,928

31 December 2019	22,205	168	1,275	23,648

154    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(15)	Intangible assets

		Other intangible
	Land use rights	assets	Total
Cost
31 December 2019	700,821	100,140	800,961

Increase in current period
Business combination not under common control	102,102	—	102,102
Disposal	(480)	—	(480)

30 June 2020 (unaudited)	802,443	100,140	902,583

Accumulated amortization
31 December 2019	380,609	82,506	463,115

Charge in current period	7,403	1,459	8,862
Disposal	(259)	—	(259)

30 June 2020 (unaudited)	387,753	83,965	471,718

Carrying amount
30 June 2020 (unaudited)	414,690	16,175	430,865

31 December 2019	320,212	17,634	337,846

For the six months ended 30 June 2020 (unaudited), amortization expenses of intangible assets amounted to RMB8,862 thousand (for the six months ended 30 June 2019 (unaudited), RMB8,868 thousand).

2020 Interim Report    155

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(16)	Long-term prepaid expenses

				30 June
	31 December			2020
	2019	Increase	Amortisation	(unaudited)
Catalysts	455,390	112,553	(114,166)	453,777
Leaseholding improvements	7,878	—	(555)	7,323
Others	512	—	(71)	441

	463,780	112,553	(114,792)	461,541

(17)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2020 (unaudited)		31 December 2019
	Deductible		Deductible
	temporary		temporary
	differences		differences
	and deductible	Deferred tax	and deductible	Deferred tax
	losses	assets	losses	assets
Provision for bad debts and inventory	159,437	39,859	155,601	38,901
Provision for impairment of fixed assets	794,536	198,634	795,869	198,967
Provision for impairment of construction in progress	24,486	6,122	34,661	8,665
Accrued expenses	316,378	79,095	316,378	79,095
Deductible loss	2,791,780	697,945	7,944	1,986
Changes in fair values	292	74	546	137
Cash flow hedges	11,342	2,836	—	—
Other deferred tax assets	34,944	8,733	37,731	9,431

	4,133,195	1,033,298	1,348,730	337,182

Including:
To be recovered within 1 year		814,942		117,624
To be recovered over 1 year		218,356		219,558

		1,033,298		337,182

156    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(17)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	30 June 2020 (unaudited)		31 December 2019
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalized borrowing costs	(9,979)	(2,495)	(11,784)	(2,946
Changes in fair values	(27,444)	(6,861)	(18,417)	(4,604
Difference in intangible asset amortization	(44,529)	(11,132)	–	–
Difference in fixed asset depreciation	(928,274)	(232,069)	(715,201)	(178,800

	(1,010,226)	(252,557)	(745,402)	(186,350

Including:
To be recovered within 1 year		(24,190)		(20,167
To be recovered over 1 year		(228,367)		(166,183

		(252,557)		(186,350

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2020 (unaudited)	31 December 2019
Deductible temporary differences	29,969	29,969
Deductible losses	126,704	121,723

	156,673	151,692

In accordance with the accounting policy set out in note 2(26), it is unlikely that some of the Group’s subsidiaries will obtain sufficient future taxable profits to be used to offset the relevant future deductible losses. Therefore, the Group has not recognised deferred income tax assets for the cumulative deductible losses of the following subsidiaries. Under current tax law, these deductible losses expire between 2020 and 2025.

2020 Interim Report    157

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(17)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows: (continued)

	30 June 2020 (unaudited)	31 December 2019
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	100,544	93,361
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	26,160	28,362

	126,704	121,723

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2020 (unaudited)	31 December 2019
2020	15,573	17,775
2021	12,880	12,880
2022	12,687	12,687
2023	40,069	40,069
2024	38,312	38,312
2025	7,183	—

	126,704	121,723

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2020 (unaudited)		31 December 2019
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets – net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets – net
Deferred tax assets	(215,853)	817,445	(186,350)	150,832
Deferred tax liabilities	215,853	(36,704)	186,350	—

158    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Other non-current assets

	30 June 2020 (unaudited)	31 December 2019
Three-year fixed deposit	5,014,915	3,511,234

As at 30 June 2020, other non-current assets of the Group is three year fixed deposit with interest rate range from 3.85% to 4.20% per annum (unaudited) (as at 31 December 2019, from 4.125% to 4.18% per annum).

(19)	Provision for assets impairment

	31 December		Decrease			30 June 2020
	2019	Increase	Reverse	Sold	Written off	(unaudited)
Provision for other receivable (4(7))	139	—	—	—	—	139

Provision for inventory (4(8))	155,462	120,928	—	(117,092)	—	159,298
Provision for PPE (4(12))	825,838	—	—	—	(1,333)	824,505
Provision for CIP (4(13))	34,661	—	—	—	(10,175)	24,486

	1,015,961	120,928	—	(117,092)	(11,508)	1,008,289

	1,016,100	120,928	—	(117,092)	(11,508)	1,008,428

2020 Interim Report    159

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(20)	Short-term borrowings

Classification of short-term borrowings

	Currency	30 June 2020 (unaudited)	31 December 2019
Unsecured
– bank borrowings	RMB	3,030,000	1,547,600

As at 30 June 2020, the weighted average interest rate of short-term borrowings ranged from 1.71% to 4.35% per annum (unaudited) (as at 31 December 2019: from 2.92% to 4.35% per annum).

As at 30 June 2020 (unaudited) and 31 December 2019, there were no short-term borrowings which are due but have not been repaid.

(21)	Notes payable

	30 June 2020 (unaudited)	31 December 2019
Notes payable	850,800	733,900

(22)	Accounts payable

	30 June 2020 (unaudited)	31 December 2019
Amount due to related parties (Note 7(6))	4,357,443	5,521,894
Amount due to third parties	1,709,215	2,142,402

	6,066,658	7,664,296

As at 30 June 2020 (unaudited) and 31 December 2019, there were no individually significant accounts payable aged over one year.

160    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(23)	Contract liabilities

	30 June 2020 (unaudited)	31 December 2019
Advance payment from related parties (Note 7(6))	1,300	5,666
Advance payment from third parties	364,946	655,117

	366,246	660,783

As at 30 June 2020, there were no individually significant contract liabilities aged over one year.

For the six months ended 30 June 2020 (unaudited), the contract liabilities including the beginning balance amount RMB660,783 thousand, of which RMB660,783 thousand has been transferred to the main business income in this year.

(24)	Employee benefits payable

	30 June 2020 (unaudited)	31 December 2019
Short-term employee benefits payable (a)	509,345	168,995
Defined contribution plans payable (b)	19,222	20,552

	528,567	189,547

2020 Interim Report    161

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(24)	Employee benefits payable (continued)

(a)	Short-term employee benefits payable

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
Wages and salaries, bonuses, allowances and subsidies	150,567	1,034,856	(687,418)	498,005
Staff welfare	3,569	108,645	(108,645)	3,569
Social insurances	14,340	59,251	(66,065)	7,526
Including: Medical insurance	11,838	41,488	(47,586)	5,740
Work injury insurance	1,257	4,879	(4,953)	1,183
Maternity insurance	1,245	4,366	(5,008)	603
Supplementary medical insurance	—	8,518	(8,518)	—
Housing funds	—	89,316	(89,316)	—
Compensation for lay-off	—	11,554	(11,554)	—
Others	519	85,453	(85,727)	245

	168,995	1,389,075	(1,048,725)	509,345

(b)	Defined contribution plans payable

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
Basic pensions	19,929	76,895	(78,185)	18,639
Unemployment insurance	623	2,404	(2,444)	583
Supplemental basic pensions	—	68,093	(68,093)	—

	20,552	147,392	(148,722)	19,222

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the six months ended 30 June 2020, the Group’s contribution to the above two plans amounted to RMB76,895 thousand and RMB68,093 thousand respectively(unaudited)(For the six months ended 30 June 2019: RMB134,007 thousand and RMB39,788 thousand respectively) (unaudited).

162    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(25)	Taxes payable

	30 June 2020 (unaudited)	31 December 2019
Consumption tax payable	1,032,705	2,935,211
Value added tax payable	318,016	221,932
Educational surcharge payable	124,798	144,124
City maintenance and construction tax payable	94,907	231,537
Enterprise income tax payable	23,783	226,269
Land use tax payable	5,599	12,326
Individual income tax payable	1,101	23,580
Others	7,354	8,308

	1,608,263	3,803,287

(26)	Other payables

	30 June 2020 (unaudited)	31 December 2019
Amount due to related parties (Note 7(6))	69,466	120,834
Dividends payable on A ordinary shares	1,327,114	29,144
Amount due to third parties	1,200,942	716,303
Interest payable on short-term borrowings	2,197	1,686

	2,599,719	867,967

2020 Interim Report    163

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(26)	Other payables (continued)

(a)	As at 30 June 2020, there are no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit (unaudited).

(b)	Other payables by categories are analysed as follows:

	30 June 2020 (unaudited)	31 December 2019
Dividends payable on A ordinary shares	1,327,114	29,144
Accrued expenses	491,339	340,733
Equipment project and maintenance fee	116,206	277,184
Amount due to related parties (Note7(6))	69,466	120,834
Sales discount	15,852	25,092
Social insurance withholding	11,253	11,694
Guaranty deposit	9,366	32,098
Others	559,123	31,188

	2,599,719	867,967

(27)	Non-current liabilities maturing within one year

	30 June 2020 (unaudited)	31 December 2019
Lease liabilities maturing within one year (Note 4 (28))	11,706	11,450

164    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(28)	Lease liabilities

	30 June 2020 (unaudited)	31 December 2019
Lease liabilities	18,519	22,043
Less: Non-current liabilities maturing within one year (Note 4 (27))	(11,706)	(11,450

	6,813	10,593

As at 30 June 2020, the Group adopted the same discount rate for leasing contracts with similar characteristics to measure lease liabilities. The weighted average of the incremental borrowing interest rate adopted is 4.69%(unaudited)(as at 31 December 2019: 4.39%).

(29)	Deferred income

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)	Cause
Government grants	130,005	409	(5,000)	125,414	related to assets/ related to income

			Decrease
	31 December 2019	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non-operating income	Deduct from non- operating expense	30 June 2020 (unaudited)	Related to assets/ income
Investment subsidy for Chemical industry park	120,000	—	—	—	—	—	(5,000)	—	115,000	related to assets
Power units energy saving reconstruction subsidies	5,200	—	—	—	—	—	—	—	5,200	related to assets
Huang gu tang pipeline relocation subsidy	4,805	—	—	—	—	—	—	—	4,805	related to assets
Others	—	409	—	—	—	—	—	—	409	related to assets

	130,005	409	—	—	—	—	(5,000)	—	125,414

2020 Interim Report    165

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Share capital

		Increase or decrease in current period
	31 December 2019	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	30 June 2020 (unaudited)
Non-restricted Shares – Domestic legal persons shares	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,823,814	—	—	—	—	—	10,823,814

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

166    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Share capital (continued)

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state- owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

2020 Interim Report    167

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Share capital (continued)

Since the Company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the Company increased newly registered capital of RMB14,16,600, which was paid in cash amount to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium(Note (28)). As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On January 8, 2018, according to the resolution of the board of directors of the Company, the second exercise period exercise plan of the Company’s common a-share stock option incentive plan was adopted. On January 12, 2018, the new registered capital of the Company is RMB9,637,000, which is fully paid in cash by 185 equity incentive objects who meet the conditions for exercise. The difference between the actual capital contribution and the subscribed registered capital is RMB27,465 thousand yuan, which is included in the Company’s capital reserve — equity premium, and the confirmed capital reserve — employee equity option plan in the waiting period is RMB17,062 yuan, which is transferred to the capital reserve — equity premium (note 4 (25)).

According to the board resolution of the Company on December 28, 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the Company will not be exercised because the non-market exercise conditions are not met. As at 30 June 2020 (unaudited) and 31 December 2019, the total share capital of the Company was 10,823,813,500 shares.

		Increase or decrease in current year
	31 December 2018	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2019
Non-restricted Shares –
RMB ordinary A shares listed in PRC	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,823,814	—	—	—	—	—	10,823,814

168    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(31)	Capital surplus

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share premium (4(30))	106,846	—	—	106,846
Others	58,626	—	—	58,626

	610,327	—	—	610,327

	31 December 2018	Increase in current period	Decrease in current period	30 June 2019 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share premium(4(30))	106,846	—	—	106,846
Others	58,626	—	—	58,626

	610,327	—	—	610,327

As at 30 June 2020 (unaudited) and 31 December 2019, there were no outstanding share options.

2020 Interim Report    169

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(32)	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2020 Income Statement (unaudited)
	31 December 2019	After-tax attributable to the parent company	30 June 2020 (unaudited)	Current period before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income/(losses) reclassificated in the future
Cash flow hedge reserves	—	(8,508)	(8,508)	(87,138)	75,794	2,836	(8,508)	—
Under the equity method after the invested entity will be reclassified into the share of profits/ (losses) of other comprehensive income	17,838	(748)	17,090	(748)	—	—	(748)	—

	17,838	(9,256)	8,582	(87,886)	75,794	2,836	(9,256)	—

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2019 Income Statement (unaudited)
	31 December 2018	After-tax attributable to the parent company	30 June 2019 (unaudited)	Current period before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income/(losses) reclassificated in the future
Under the equity method after the invested entity will be reclassified into the share of profits and lossed of other comprehensive income/ (losses)	10,389	(3,667)	6,722	(3,667)	—	—	(3,667)	—

170    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(33)	Specific reserve

	31 December 2019	Accrued during the year	Utilised during the year	30 June 2020 (unaudited)
Safety production costs	57,137	69,588	(25,350)	101,375

	31 December 2018	Accrued during the year	Utilised during the year	30 June 2019 (unaudited)
Safety production costs	57,135	69,133	(63,819)	62,449

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2(19)).

(34)	Surplus reserve

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
Statutory surplus reserve	6,335,655	—	—	6,335,655
Discretionary surplus reserve	101,355	—	—	101,355

	6,437,010	—	—	6,437,010

	31 December 2018	Increase in current period	Decrease in current period	30 June 2019 (unaudited)
Statutory surplus reserve	6,135,815	—	—	6,135,815
Discretionary surplus reserve	101,355	—	—	101,355

	6,237,170	—	—	6,237,170

2020 Interim Report    171

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(34)	Surplus reserve (continued)

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No statutory surplus reserve was provided in current period (unaudited) (For the six months ended 30 June 2019 (unaudited), Nil).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current period (for the six months ended 30 June 2019: Nil (unaudited)).

(35)	Undistributed profits

	six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Undistributed profits at the beginning of the year	11,939,215	12,631,291
Add: Net (loss)/profit attributable to equity shareholders of the Company	(1,716,072)	1,137,241
Less: Ordinary shares dividend payable(a)	(1,298,858)	(2,705,953)

Undistributed profits at the end of the year	8,924,285	11,062,579

(a)

Pursuant to the resolution of the shareholders’ meeting on 18 June 2020, a dividend in respect of the year ended 31 December 2019 of RMB0.12 per share, amounting to a total dividend of RMB1,298,858 thousand was declared (unaudited), which paid on July 2020.

Pursuant to the resolution of the shareholders’ meeting on 20 June 2019, a dividend in respect of the year ended 31 December 2018 of RMB0.25 per share (including tax), amounting to a total dividend of RMB2,705,953 thousand was declared(unaudited).

172    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(36)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	30 June 2020 (unaudited)	31 December 2019
China Jinshan Associated Trading Corporation (“Jinmao”)	96,382	89,808
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	41,932	40,752

	138,314	130,560

(37)	Revenue and cost of sales

	six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Main operations revenue(a)	35,504,672	51,764,900
Other operating revenue	158,680	227,683

	35,663,352	51,992,583

	six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Main operations cost(a)	30,794,617	43,516,872
Other operating cost	115,183	147,858

	30,909,800	43,664,730

2020 Interim Report    173

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(37)	Revenue and cost of sales (continued)

(a)	Main operations revenue and main operations cost

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	six months ended 30 June
	2020 (unaudited)		2019 (unaudited)
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	720,697	983,671	1,219,618	1,314,445
Resins and plastics	4,432,141	4,276,569	5,133,483	4,304,331
Intermediate petrochemicals	4,112,537	4,142,428	5,261,505	4,401,800
Petroleum products	20,334,775	15,553,621	26,623,478	20,092,265
Trading of petrochemical products	5,697,394	5,643,283	13,314,219	13,230,740
Others	207,128	195,045	212,597	173,291

	35,504,672	30,794,617	51,764,900	43,516,872

(b)	Analysis of group revenue as follow:

	six months ended 30 June 2020 (unaudited)
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	720,697	4,432,141	4,112,537	20,334,775	5,697,394	207,128	35,504,672
Including: Recognized at a point	720,697	4,432,141	4,112,537	20,334,775	5,696,343	207,128	35,503,621
Recognized during a period	—	—	—	—	1,051	—	1,051
Other business revenue	—	—	—	—	—	158,680	158,680

	720,697	4,432,141	4,112,537	20,334,775	5,697,394	365,808	35,663,352

174    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(37)	Revenue and cost of sales (continued)

(b)	Analysis of group revenue as follow: (continued)

	six months ended 30 June 2019 (unaudited)
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	212,597	51,764,900
Including: Recognized at a point	1,219,618	5,133,483	5,261,505	26,623,478	13,308,687	212,597	51,759,368
Recognized during a period	—	—	—	—	5,532	—	5,532
Other business revenue	—	—	—	—	—	227,683	227,683

	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	440,280	51,992,583

(38)	Taxes and surcharges

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)	Tax base and rate
Consumption tax	5,001,975	5,158,018

According to relevant PRC tax regulations, since 1 January 2009, the Group is required to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3)

City maintenance and construction tax	369,608	389,233	1% or 7% of actual payments of consumption, business tax and VAT during the year
Educational surcharge and others	277,486	227,868	3% of actual payments of consumption, business tax and VAT during the year
Stamp tax	19,130	17,138	Applicable tax rate
Property tax	12,819	14,763	1.2% of taxable property value or 12% of rental expense
Land use tax	12,236	13,638	Applicable tax rate
Others	8,543	9,490

	5,701,797	5,830,148

2020 Interim Report    175

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(39)	Selling and distribution expenses

	six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Transportation fee	116,028	122,681
Sales commission	51,277	64,456
Staff costs	25,039	31,492
Storage and logistics expenses	24,728	27,151
Others	12,894	14,635

	229,966	260,415

(40)	General and administrative expenses

	six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Staff costs	731,569	618,240
Repair and maintenance expense	575,401	697,348
Depreciation and amortisation	57,427	47,397
Security and fire extinguishment expenses	21,048	28,550
Information system operation maintenance	33,479	28,134
Depreciation of right of use	6,509	4,604
Others	85,610	91,909

	1,511,043	1,516,182

176    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(41)	R&D expense

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Equipment process and product technology research and development	41,785	13,427
System application development	1,865	3,588
Others	3,878	4,364

	47,528	21,379

(42)	Finance income – net

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Interest paid	34,757	20,435
Less: Capitalized borrowing costs	(7,154)	(1,257)
Add: Lease liabilities costs	517	1,470
Interest expenses	28,120	20,648
Less: Interest income	(176,082)	(209,960)
Exchange income – net	(1,694)	(14,558)
Others	3,816	5,468

	(145,840)	(198,402)

2020 Interim Report    177

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(43)	Expenses by nature

The cost of sales, selling and distribution expenses, general and administrative expenses and R&D expenses in the income statements are listed as follows by nature:

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Consumed raw materials and low value consumables, etc.	22,432,862	27,659,908
Cost of trading products	5,643,283	13,230,740
Employee benefits	1,536,467	1,438,282
Depreciation and amortization expenses	888,012	867,703
Changes in inventories of finished goods and work in progress	844,280	336,965
Repair and maintenance expenses	575,401	697,348
Transportation expenses	140,756	149,832
Agency commission	51,277	64,456
R&D expenses	47,528	21,379
Security and fire extinguishment expenses	21,048	28,550
Depreciation of use-right assets	8,529	40,375
Audit fees	3,900	3,900
Others	504,994	923,268

	32,698,337	45,462,706

The Group attributed the expense of RMB5,533 thousand (unaudited) of short-term rent to profit or loss in current period directly as stated in Note 2(27) for the six months ended 30 June 2020 (for the six months ended 30 June 2019: RMB2,661 thousand (unaudited)).

178    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(44)	Other income

	six months ended 30 June
	2020	2019	Related to asset/
	(unaudited)	(unaudited)	related to income
Steady Subsidy	9,671	—	related to income
Tax refunds	1,347	1,498	related to income
Others	5,477	1,053	related to income

	16,495	2,551

(45)	Investment income

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Investment income accounted for using the equity method	273,712	492,230
Structured deposit income	73,170	57,306
Investment income/(loss) accounted for foreign exchange option contracts and future contracts	1,031	(15,350)
Net losses on selling of FVOCI	(13,185)	(14,219)

	334,728	519,967

The Group does not have significant restrictions on repatriation of investment proceeds (unaudited).

2020 Interim Report    179

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(46)	Gain/(losses) from changes in fair values

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Financial assets measured at fair value through profit or loss — Structured deposit income	9,037	(15,809)
Derivative financial assets and derivative financial liabilities Foreign exchange option	244	3,368

	9,281	(12,441)

(47)	Credit impairment loss

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Notes receivable and Accounts receivable provision loss	—	(6)
Other receivable provision loss	—	4

	—	(2)

(48)	Assets Impairment loss

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Provision for decline in value of inventories	(120,928)	(24,300)
Provision for construction in progress	—	(486)

	(120,928)	(24,786)

180    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(49)	Asset disposal gains/(losses)

	six months ended 30 June
			Recognized as non-recurring profit or loss for the six months ended
	2020	2019	30 June 2020
	(unaudited)	(unaudited)	(unaudited)
Gains from disposal of fixed assets	15,256	14,126	15,256
Loss on disposal of fixed assets	—	(32,850)	—

	15,256	(18,724)	15,256

(50)	Non-operating income

	six months ended 30 June
			Recognized as non-recurring profit or loss in six months ended
	2020	2019	30 June 2020
	(unaudited)	(unaudited)	(unaudited)
Government grants(a)	5,000	10,415	5,000
Others	1,706	471	1,706

	6,706	10,886	6,706

(a)	Government grants mainly include:

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Amortization of deferred income (Note4(29))	5,000	5,000
Others	—	5,415

	5,000	10,415

2020 Interim Report    181

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(51)	Non-operating expenses

	six months ended 30 June
			Recognized as non-recurring profit or loss in six months ended
	2020	2019	30 June 2020
	(unaudited)	(unaudited)	(unaudited)
Loss on disposal of fixed assets	13,070	—	13,070
Allowances	11,760	10,758	11,760
Others	384	5,581	384

	25,214	16,339	25,214

(52)	Income tax expenses

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Current tax expense for the year based on tax law and regulations	17,477	217,114
Movement of deferred tax	(663,777)	(1,588)

	(646,300)	215,526

182    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(52)	Income tax expenses (continued)

The reconciliation from income tax calculated based on the applicable tax rates and total (loss)/profit presented in the consolidated financial statements to the income tax expenses is listed below:

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Total (loss)/profit	(2,354,618)	1,359,243
Income tax expenses calculated at applicable tax rates	(587,815)	339,812
Tax effect of share of profit of investments accounted for using the equity method	(68,428)	(122,620)
Other non-taxable profit	(3,080)	(11,176)
Tax effect of non-deductible expenses	20,856	10,354
Under provision for income tax expense in respect of preceding years	(9,079)	(2,618)
Utilisation of previously unrecognized tax losses	(550)	(1,106)
Tax losses for which no deferred income tax asset was recognized in the year	1,796	2,880

Income tax expenses	(646,300)	215,526

(53)	(Losses)/earnings per share

(a)	Basic (losses)/earnings per share

Basic (losses)/earnings per share is calculated by dividing the consolidated net (loss)/profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Consolidated net (loss)/profit attributable to ordinary shareholders of the Company	(1,716,072)	1,137,241
Weighted average number of the Company’s ordinary shares outstanding(thousand)	10,823,814	10,823,814
Basic (losses)/earnings per share	(0.159)	0.105

(b)	Diluted (losses)/earnings per share:

In six months ended 30 June 2020 there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share (unaudited).

2020 Interim Report    183

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(54)	Notes to consolidated cash flow statement

(a)	Cash received from other operating activities

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Subsidy income	9,671	6,468
Others	6,299	396

	15,970	6,864

(b)	Cash paid from other operating activities

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Agent commission	(51,277)	(64,456)
Research and development costs	(47,528)	(21,379)
Information system operation and maintenance expenses	(33,479)	(28,134)
Storage and logistics expenses	(24,728)	(27,102)
Security and fire extinguishment expenses	(21,048)	(28,528)
Others	(12,495)	(41,445)

	(190,555)	(211,044)

(c)	Cash received from other investment activities

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Short term deposit receipts	500,000	1,500,000
Interest income	184,124	218,568
Derivative financial instrument investment income	1,031	—

	685,155	1,718,568

184    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(54)	Notes to consolidated cash flow statement (continued)

(d)	Cash paid from other investment activities

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Long term deposit payment	(1,500,000)	—
Deposit within one year payment	(1,000,000)	(3,000,000)
Net losses on selling of FVOCI	(13,185)	(14,219)
Derivative financial instrument investment loss	—	(15,350)

	(2,513,185)	(3,029,569

(e)	Cash paid from to other financial activities

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Lease liabilities payment	(9,498)	(4,078)

In six months ended 30 June 2020, cash payment of the Group related to lease activities is RMB15,031 thousand, beside which, the rest of cash payment attributed in operating activities (unaudited).

2020 Interim Report    185

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net (loss)/profit to cash flows from operating activities

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Net (loss)/profit	(1,708,318)	1,143,717
Add: Provisions for assets impairment	120,928	24,786
Credit impairment loss	—	2
Depreciation of investment properties	7,518	7,338
Depreciation of fixed assets	756,840	757,213
Depreciation of right-of-use assets	8,529	40,375
Amortisation of intangible assets	8,862	8,868
Amortisation of long-term prepaid expenses	114,792	94,284
(Gains)/Losses on disposal of fixed assets	(2,186)	18,724
(Gains)/Losses from changes in fair values	(9,281)	12,441
Finance income-net	(151,023)	(207,077)
Investment income	(334,728)	(519,967)
Increase in deferred tax assets	(663,777)	(1,588)
Decrease in deferred income	(5,000)	(5,000)
Decrease in inventories	2,252,436	1,237,928
Increase in operating receivables	(347,461)	(305,486)
Decrease in operating payables	(2,996,535)	(2,065,898)
Increase in specific reserve	44,238	5,314

Net cash flows (used in)/generated from operating activities	(2,904,166)	245,974

186    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Supplementary materials to consolidated cash flow statement (continued)

(a)	Reconciliation from net (loss)/profit to cash flows from operating activities (continued)

Major operational and investment activities that do not involve cash receipts and payments

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Inventory purchases paid with bank acceptance	698,178	426,929
Payment by bank acceptance bill of long-term assets procurement	24,200	15,712
Increase use right assets	6,732	39,593

	729,110	482,234

Movement of cash and cash equivalent

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Cash and cash equivalents at end of the period	2,865,267	9,941,051
Less: Cash and cash equivalents at beginning of the period	(7,449,699)	(8,741,893)

Net (decrease)/increase in cash and cash equivalents	(4,584,432)	1,199,158

2020 Interim Report    187

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Supplementary materials to consolidated cash flow statement (continued)

(b)	Acquisition of subsidiary

Carrying amount of net assets at the date of disposal

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Cash payment for acquisition of subsidiary	340,369	—
Including: Zhejiang Jinlian Petrochemical Storage and Transportation Co. LTD (“Jinlian”)	340,369	—
Less: Cash held by the subsidiary before acquisition	(54)	—

Net cash outflow from acquisition subsidiary	340,315	—

For the six months ended 30 June 2020, the price of acquisition of subsidiary (unaudited):

Jinlian	340,369

For the six months ended 30 June 2020, net assets before acquisition (unaudited):

Current assets	59
Non-current assets	377,955
Current liabilities	(868)
Non-current liabilities	(36,704)

340,442

(c)	Cash and cash equivalents

	six months ended 30 June
	2020	2019
	(unaudited)	(unaudited)
Cash
Including: Bank deposits available on demand	2,865,267	7,449,699
Cash and cash equivalents at the end of the year	2,865,267	7,449,699

188    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(56)	Foreign monetary items

	30 June 2020 (unaudited)
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	13,454	7.0795	95,248
Accounts receivable—USD	17,275	7.0795	122,298
Accounts Receivable Financing—USD	102,499	7.0795	725,642
Accounts payables—USD	(119,285)	7.0795	(844,478)

	31 December 2019
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand—USD	48,175	6.9762	336,078
Accounts receivable—USD	20,952	6.9762	146,165
Accounts Receivable Financing—USD	105,286	6.9762	734,496
Accounts payables—USD	(226,777)	6.9762	(1,582,042

2020 Interim Report    189

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group as at 30 June 2020 (unaudited)

	Main
	business	Place of	Principal			Way of
	area	registry	activities	Percentage of equity		acquisition
				directly held	indirectly
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao Company	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	100.00%	Establish
Jinmao International	Shanghai	Shanghai	Trading	—	67.33%	Establish
Jinlian	Zhejiang Jiaxing	Zhejiang Jiaxing	Storage	—	100.00%	Establish

(b)	As at 30 June 2020 (unaudited) and 31 December 2019, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(36)).

(c)

As at 23 August 2019, Ningbo Intermediate People’s Court ruled Jinyong the former subsidiary of the Group application for bankruptcy and liquidation, and assigned Zhejiang Haitai Law Firm and Zhejiang Dewei Certified Public Accountants Co., LTD. as manager. At the stage of bankruptcy liquidation, the Group no longer has the control right of Jinyong, while Jinyong companies were no longer included in the consolidation range of the Group financial statements with the investment losses of RMB60,951 thousand.

(d)

In June 2020, upon the approval of the Board of directors of the Group and Toufa, Toufa acquired 100% equity of Jinlian at RMB340,369 thousand. As at the acquisition date of June 30, 2020, the carrying amount of fixed assets of Jinlian is RMB275,853 thousand (Note 4 (12)), the carrying amount of intangible assets is RMB102,102 thousand (Note 4 (15)). The net assets are RMB340,442 thousand, with non-operating income generated by the acquisition is RMB73 thousand (unaudited).

190    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates

(a)	Nature of interest in major joint ventures and associates

	Place			Whether it is
	of main	Place of		strategic to	% of
	business	registry	Principal activities	group activities	ownership interest
					Directly	Indirectly
Joint ventures –
BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Inspection and	Shanghai	Shanghai	Inspect and test chemical	Yes	—	50.00%
Testing company			equipment
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Associates –
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—
Jinsen	Shanghai	Shanghai	Production of resins	Yes	—	40.00%
			products
Shidian Energy(i)	Shanghai	Shanghai	Electricity supply	Yes	—	40.00%
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00%

(i)

In July 2019, with the permission of the Group and Toufa board, Toufa invested Shidian Energy with RMB71,816 thousand fixed assets and RMB248,184 thousand cash, to get 40% shares and vote and three board seats of the latter.

The Group applies the equity method to measure these equity investments.

2020 Interim Report    191

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures

	30 June 2020 (unaudited)			31 December 2019
		Inspection
		and testing
	BOC	company	Yangu Gas	BOC	Jinpu	Yangu Gas
Current Assets	231,557	19,254	70,852	247,385	20,757	63,951
Including: Cash and cash equivalents	163,015	13,575	56,819	182,548	11,200	51,386
Non-current Assets	168,307	1,767	32,023	181,372	1,937	36,972
Total Assets	399,864	21,021	102,875	428,757	22,694	100,923
Current liabilities	(48,565)	(3,224)	(4,702)	(37,444)	(3,993)	(3,460)
Non-current liabilities	(21,414)	—	—	(26,378)	—	—
Total liabilities	(69,979)	(3,224)	(4,702)	(63,822)	(3,993)	(3,460)
Net Assets	329,885	17,797	98,173	364,935	18,701	97,463
Net assets calculated by proportion of shareholding (i)	164,943	8,898	49,088	182,467	9,350	48,733
Adjustment – unrealized downstream transactions	(3,589)	—	—	(5,256)	—	—
Book value of joint ventures	161,354	8,898	49,088	177,211	9,350	48,733

	for the six months ended 30 June 2020			for the six months ended 30 June 2019
	(unaudited)			(unaudited)
		Inspection
		and testing
	BOC	company Yangu Gas		Jinpu Yangu Gas		BOC
Revenue	206,239	9,199	26,441	203,922	14,905	25,503
Financial income	(1,163)	(152)	(717)	(405)	(140)	(439)
Income tax	12,516	76	—	13,966	116	—
Net profit/(loss)	41,416	1,194	2,710	36,536	1,908	(1,097)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/ (loss)	41,416	1,194	2,710	36,536	1,908	(1,097)
Dividends declared by joint venture	38,233	1,049	1,000	—	452	—

(i)

The Group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

192    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates

	As at 31 December 2019					As at 31 December 2019
	Shanghai	Chemical			Shidian	Shanghai	Chemical			Shidian
	Secco	Industry	Jinsen	Azbil	Energy	Secco	Industry	Jinsen	Azbil	Energy
Current Assets	11,769,619	4,368,895	73,536	231,368	775,102	11,858,124	4,356,339	85,302	204,965	745,425
Including: Cash and cash equivalents	6,848,707	2,730,986	19,768	124,830	748,814	9,368,484	2,750,355	35,763	119,677	723,469
Non-current Assets	4,757,140	3,580,489	66,770	3,470	69,508	5,020,292	3,467,498	69,154	3,049	69,588
Total Assets	16,526,759	7,949,384	140,306	234,838	844,610	16,878,416	7,823,837	154,456	208,014	815,013
Current Liabilities	(2,023,548)	(1,392,525)	(8,382)	(104,451)	(25,282)	(3,196,334)	(1,468,162)	(18,114)	(75,572)	(9,849)
Non-current liabilities	(33,089)	(505,275)	—	—	—	(12,730)	(485,735)	—	—	—
Total liabilities	(2,056,637)	(1,897,800)	(8,382)	(104,451)	(25,282)	(3,209,064)	(1,953,897)	(18,114)	(75,572)	(9,849)
Net Assets	14,470,122	6,051,584	131,924	130,387	819,328	13,669,352	5,869,940	136,342	132,442	805,164
Net assets calculated by proportion of shareholding (i)	2,894,026	2,315,336	52,770	52,155	327,731	2,733,872	2,245,839	54,537	52,977	322,066
Adjustment-internal unrealized transaction offset	(9,512)	—	—	—	(21,025)	(9,512)	—	—	—	(22,708)
Adjustment (ii)	—	(331,035)	—	—	—	—	(328,629)	—	—	—
Book value of associates	2,884,514	1,984,301	52,770	52,155	306,706	2,724,360	1,917,210	54,537	52,977	299,358

	for the six months ended 30 June 2020 (unaudited)					for the six months ended 30 June 2019 (unaudited)
	Shanghai	Chemical			Shidian	Shanghai	Chemical
	Secco	Industry	Jinsen	Azbil	Energy	Secco	Industry	Jinsen	Azbil
Revenue	10,319,139	765,009	85,800	157,358	228,948	14,573,299	866,465	90,319	144,653
Net profit/(loss)	800,770	177,311	(4,418)	20,945	14,165	1,899,425	218,534	(8,256)	19,147
Other comprehensive loss	—	(1,955)	—	—	—	—	(9,585)	—	—
Total comprehensive income/(loss)	800,770	175,356	(4,418)	20,945	14,165	1,899,425	208,949	(8,256)	19,147
Dividends declared by associates	—	—	—	9,200	—	—	—	—	12,000

(i)

The Group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in associates. The amount in financial statements of associates based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

2020 Interim Report    193

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(d)	Summarised financial information for immaterial associates

	for the six months ended 30 June
	(unaudited)
	2020	2019
Total net book value of long-term investment as at 30 June	50,504	42,766
Total amount calculated by proportion of shareholding
Net profit (i)	7,432	3,954
Other comprehensive income (i)	—	—

Total comprehensive income	7,432	3,954

Dividends declared by immaterial associates	1,950	5,700

(i)

Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

(e)	Unrecognized commitment of associates refer to Note 8.

194    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non- operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

2020 Interim Report    195

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

196    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

(a)	Segment information as at 30 June 2020 (unaudited) and for the six months ended 30 June 2020 (unaudited) is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	720,697	4,432,141	4,112,537	20,334,775	5,697,394	365,808	—	—	35,663,352
Inter-segment revenue	—	47,073	5,080,015	3,940,247	192,470	330,435	—	(9,590,240)	—
Cost of sales	(983,671)	(4,276,569)	(4,142,428)	(15,553,621)	(5,643,283)	(310,228)	—	—	(30,909,800)
Interest income	—	—	—	—	—	—	176,082	—	176,082
Interest expenses	—	—	—	—	—	—	(28,120)	—	(28,120)
Investment income from associates and joint ventures	—	—	—	—	—	—	334,728	—	334,728
Asset impairment losses	—	—	—	(120,139)	(789)	—	—	—	(120,928)
Losses on changes in fair values	—	—	—	—	—	—	9,281	—	9,281
Depreciation and amortisation	(39,026)	(68,121)	(234,061)	(450,098)	(80)	(96,626)	—	—	(888,012)
Depreciation of right of use assets	(86)	(2,083)	(724)	(2,594)	(16)	(3,026)	—	—	(8,529)
Total (loss)/profit	(339,551)	(320,519)	(466,901)	(1,778,178)	23,559	21,759	505,213	—	(2,354,618)
Income tax expenses	—	—	—	—	—	—	646,300	—	646,300
Net (loss)/profit	(339,551)	(320,519)	(466,901)	(1,778,178)	23,559	21,759	1,151,513	—	(1,708,318)
Total assets	973,053	1,715,148	3,398,295	12,494,286	1,444,611	2,256,266	20,025,966	—	42,307,625
Total liabilities	253,719	1,421,318	1,534,622	7,379,088	1,366,497	83,527	3,225,147	—	15,263,918
Investment in associates and joint ventures	—	—	—	—	—	—	5,550,290	—	5,550,290
Non-current assets increase (i)	52,223	56,628	78,123	784,039	32	56,502	—	—	1,027,547

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

2020 Interim Report    197

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

(b)	Segment information as at 30 June 2019 (unaudited) and for the six months ended 30 June 2019 (unaudited) is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	440,280	—	—	51,992,583
Inter-segment revenue	—	239,302	6,877,155	5,668,424	120,706	352,628	—	(13,258,215)	—
Cost of sales	(1,314,445)	(4,304,331)	(4,401,800)	(20,092,265)	(13,230,740)	(321,149)	—	—	(43,664,730)
Interest income	—	—	—	—	—	—	209,960	—	209,960
Interest expenses	—	—	—	—	—	—	(20,648)	—	(20,648)
Investment income from associates and joint ventures	—	—	—	—	—	—	519,967	—	519,967
Asset impairment losses	(10,351)	(6,324)	(8,052)	(59)	—	—	—	—	(24,786)
Gains from changes in fair values	—	—	—	—	—	—	(12,441)	—	(12,441)
Depreciation and amortisation	(36,156)	(61,426)	(249,034)	(436,930)	(89)	(84,068)	—	—	(867,703)
Depreciation of right of use assets	(93)	(1,214)	(535)	(37,074)	(13)	(1,446)	—	—	(40,375)
Total (loss)/profit	(222,956)	332,938	337,237	114,186	40,456	82,692	674,690	—	1,359,243
Income tax expenses	—	—	—	—	—	—	(215,526)	—	(215,526)
Net (loss)/profit	(222,956)	332,938	337,237	114,186	40,456	82,692	459,164	—	1,143,717
Total assets	1,020,072	1,907,620	3,956,927	14,346,170	1,770,557	2,162,906	18,822,840	—	43,987,092
Total liabilities	461,861	1,359,538	1,654,202	7,915,114	2,534,237	83,236	1,052,989	—	15,061,177
Investment in associates and joint ventures	—	—	—	—	—	—	5,127,544	—	5,127,544
Non-current assets increase (i)	62,416	29,547	83,248	244,739	32	51,573	—	—	471,555

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2020, revenue from the same customer accounted for 54% of total Group revenue(unaudited) (for the six months ended 30 June 2019: 43% (unaudited)). The revenue from the customer derived from the following segments: petroleum products and other segment.

198    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2019	Increase in current period	Decrease in current period	30 June 2020 (unaudited)
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

2020 Interim Report    199

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(1)	Information on the parent company (continued)

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	30 June 2020 (unaudited)		31 December 2019
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.44%	50.44%	50.44%	50.44%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

	Place of business/ country of incorporation	Place of registry	Business nature	Whether it is strategic for group activities	% of ownership interest
					Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

200    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Company
BASF Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Subsidiary of the immediate parent company

UNIPEC (Ningbo) International Logistics Co., Ltd.	Subsidiary of the immediate parent company

UNIPEC (Qingdao) International Logistics Co., Ltd.	Subsidiary of the immediate parent company

Ningbo Eastsea Linefan Technology Company Limited	Subsidiary of the immediate parent company

Ningbo Minggang Liquefied Gas Co.Ltd.	Subsidiary of the immediate parent company

Rizhao Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company

Shanghai Leader Catalyst Co., Ltd.	Subsidiary of the immediate parent company

Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company

Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

Sinopec Catalyst Company Limited	Subsidiary of the immediate parent company

Sinopec Storage And Transportation Installation Company	Subsidiary of the immediate parent company

Sinopec International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Company Limited	Subsidiary of the immediate parent company

Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company

Sinopec Fuel Oil Sales Co. Ltd.	Subsidiary of the immediate parent company

Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company

Sinopec Shanghai Gaoqiao PetrochemicalCompany Limited	Subsidiary of the immediate parent company

Sinopec Materials & Equipment (East China) Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company

2020 Interim Report    201

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties (continued)

Names of other related parties	Relationship with the Company

China Petrochemical International (Nanjing) Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Shanghai Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company

Sinopec Honeywell (Tianjin)Company Limited	Subsidiary of the immediate parent company

Sinopec Nanguang (Shanghai) Industrial Limited Company	Subsidiary of the immediate parent company

Zhoushan Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company

BASF-YPC Company Limited	Joint venture of the immediate parent company

Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company

Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company

Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company

National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company

Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company

Unipec Singapore	Subsidiary of the ultimate parent company

Sinopec Japan Company Limited	Subsidiary of the ultimate parent company

Shanghai Petrochemical Machinery Manufacture Limited Company	Subsidiary of the ultimate parent company

Shanghai Changshi Shipping Co., Ltd.	Subsidiary of the ultimate parent company

Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company

Petrochemical Management Cadre College	Subsidiary of the ultimate parent company

Yihua Tory Polyester Film Company Limited	Subsidiary of the ultimate parent company

Epec Commercial Factoring Company Limited	Subsidiary of the ultimate parent company

Sinopec Finance Company Limited	Subsidiary of the ultimate parent company

China Petrochemical Press Company Limited	Subsidiary of the ultimate parent company

Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company

Sinopec Shared Services Company Limited	Subsidiary of the ultimate parent company

Sinopec Jiangsu Petroleum Exploration Bureau Co. Ltd.	Subsidiary of the ultimate parent company

202    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties (continued)

Names of other related parties	Relationship with the Company

Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company

Sinopec Tendering Company Limited	Subsidiary of the ultimate parent company

Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company

Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company

Sinopec Group Beijing Yanshan Petrochemical Company Limited	Subsidiary of the ultimate parent company

Sinopec Europe Company Limited	Subsidiary of the ultimate parent company

The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company

The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company

The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company

Sinopec Engineering Cost Co. Ltd.	Subsidiary of the ultimate parent company

Sinopec International (Singapore) Pte. Ltd.	Subsidiary of the ultimate parent company

Sinopec Chemical Commercial Holding (Guangdong) Company Limited	Subsidiary of the ultimate parent company

Sinopec Chemical Commercial Holding (Jiangsu) Company Limited	Subsidiary of the ultimate parent company

Sinopec Chemical Commercial Holding (Hong Kong) North American Company Limited	Subsidiary of the ultimate parent company

Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the ultimate parent company

Sinopec Energy Saving Technology Service Company Limited	Subsidiary of the ultimate parent company

Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company

Sinopec Petroleum Engineering Geophysics Co. Ltd.	Subsidiary of the ultimate parent company

2020 Interim Report    203

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions

Most of the transactions undertaken by the Group affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note4(10), Note4(35), Note4(45), other major related transactions between the Group and its related parties are as follows:

204    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			for the six months ended 30 June (unaudited)
			2020		2019
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its	Purchases	Trade	18,547,095	61.07%	25,813,648	69.11%
subsidiaries and joint ventures
Sinopec Group and	Purchases	Trade	1,034,532	3.41%	21,832	0.06%
its subsidiaries
Associates of the	Purchases	Trade	1,658,374	5.46%	2,087,836	5.59%
Group
Joint ventures of the	Purchases	Trade	203,466	0.67%	238,323	0.64%
Group
Key management personnel	Short-term employee benefits	Compensation for services	6,419	0.57%	6,007	0.02%
Key management personnel	Retirement scheme contributions	Compensation for services	190	0.02%	82	0.00%

Sales of goods, rendering services:

			for the six months ended 30 June (unaudited)
			2020		2019
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	22,266,352	60.91%	29,024,067	55.82%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	1,916	0.01%	3,759	0.01%
Associates of the Group	Sales/Service income	Trade	971,124	2.66%	1,448,764	2.79%
Joint ventures of the Group	Sales/Service income	Trade	19,696	0.05%	118,034	0.23%

2020 Interim Report    205

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(b)	Lease

The Group as lessor:

		for the six months ended 30 June
		(unaudited)
		Rental income	Rental income
		recognized in	recognized in
Related Parties as leasee	Type of leasing	2020	2019
Sinopec Corp., its subsidiaries and joint ventures	Properties and equipments	13,852	26,051
Associates of the Group	Equipments	6,195	—
Joint ventures of the Group	Equipments	2,794	—

		22,841	26,051

The added use-right assets of the Group as leasee in the current period:

		for the six months ended 30 June
		(unaudited)
Related Parties as lessor	Type of leasing	2020	2019
Sinopec Group and its subsidiaries	Properties, lands and equipments	1,375	36,327

Lease liabilities interest expense of the Group as lessor:

	for the six months ended 30 June
	(unaudited)
	2020	2019
Sinopec Group and its subsidiaries	355	1,294
Associates of the Group	15	2

	370	1,296

206    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(c)	Related party funding

In the six months ended 30 June 2020 (unaudited), there has no borrowing of the Group from sinopec finance co., LTD. (In the six months ended 30 June 2019 (unaudited), Nil).

In the six months ended 30 June 2020 (unaudited), there has no repayment of the Group to sinopec finance co., LTD. (In the six months ended 30 June 2019(unaudited), Nil).

(d)	Other related transactions

		for the six months ended 30 June
		(unaudited)
	Transaction Type	2020	2019
Sinopec Group and its subsidiaries	Insurance premiums	55,770	55,210
Sinopec Group and its subsidiaries	Depreciation of right-of- use assets	4,297	35,989
Associates of the Group	Depreciation of right-of- use assets	30	—
Sinopec Finance Company Limited	Interests received and receivable	921	507
Sinopec Group and its subsidiaries	Construction and installation cost	67,257	25,257
Sinopec Corp., its subsidiaries Sales commission and joint ventures		51,395	64,456

2020 Interim Report    207

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

		30 June 2020	31 December 2019
		(unaudited)
Cash at bank and on hand	Sinopec Group and its subsidiaries	39,093	67,015
Accounts receivable and notes receivable	Sinopec Corp., its subsidiaries and joint ventures	1,711,583	1,461,030
	Associates of the Group	43,690	57,664
	Joint ventures of the Group	512	483

		1,755,785	1,519,177

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	8,141	179
	Associates of the Group	222	1,831

		8,363	2,010

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	66,431	44,806

208    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

		30 June 2020	31 December 2019
		(unaudited)
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	3,003,388	4,649,328
	Associates of the Group	1,205,275	670,389
	Joint ventures of the Group	115,395	155,322
	Sinopec Group and its subsidiaries	33,385	46,855

		4,357,443	5,521,894

Other payables	Sinopec Corp., its subsidiaries and joint ventures	38,525	42,028
	Sinopec Group and its subsidiaries	30,928	78,743
	Joint ventures of the Group	13	63

		69,466	120,834

Contract liability	Sinopec Corp., its subsidiaries and joint ventures	738	5,026
	Associates of the Group	98	327
	Sinopec Group and its subsidiaries	464	313

		1,300	5,666

Lease liabilities	Sinopec Group and its subsidiaries	12,254	15,571
	Joint ventures of the Group	560	698

		12,814	16,269

2020 Interim Report    209

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(a)	Construction and installation cost:

	30 June 2020	31 December 2019
	(unaudited)
Sinopec Group and its subsidiaries	241,617	156,309

(b)	Investment commitments with related parties

	30 June 2020	31 December 2019
	(unaudited)
Capital contribution to Shanghai Secco (8(2)(i))	111,263	111,263
Capital contribution to Shidian Energy (8(2)(ii))	80,000	80,000

	191,263	191,263

As at 30 June 2020 (unaudited) and 31 December 2019, except for the above disclosed, the Group and the Company had no other material commitments with related parties, which are contracted, but not included in the financial statements.

210    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2020
	(unaudited)	31 December 2019
Purchase of fixed assets contracted but not provided for	237,900	247,220

(2)	Investment commitments

(i)

The Company held the 18th meeting of the seventh board of directors on December 5, 2013, and reviewed and approved the capital increase of USD30,017,124 (about RMB182,804 thousand) for Shanghai secco based on the equity ratio of the affiliated company held by the Company. The Company will make capital contribution to Shanghai secco in equal amounts in stages.

As at 30 June 2020 (unaudited) and 31 December 2019, the Company has completed the first phase of its investment in Shanghai secco with totally RMB71,541 thousand. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on October 19, 2015, the remaining capital contribution of the Company and other shareholders of Shanghai secco can be paid within the term of the joint venture of Shanghai secco.

(ii)	Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB400,000 thousands to acquire 40% share of Shidian Energy.

As at 30 June 2020 (unaudited) and 31 December 2019, Toufa has contributed RMB320,000 thousands to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

2020 Interim Report    211

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

Therefore, the Group may sign forward foreign exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at 30 June 2020 (unaudited) and 31 December 2019, the Group has not signed any currency swaps. As at 30 June 2020 (unaudited), Jinmao, a subsidiary of the group held 4 unexpired foreign exchange contracts which have the same value of RMB35,641 thousand. In comparison, as at 31 December 2019, the Jinmao held 2 unexpired foreign exchange contracts which have the same value of RMB40,754 thousand.

As at 30 June 2020 (unaudited) and 31 December 2019, the amount of foreign currency financial assets and foreign currency financial liabilities held by the Group converted into RMB is listed as follows:

	30 June 2020 (unaudited)
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	95,248	—	95,248
FVOCI	725,642	—	725,642
Accounts receivable	122,298	—	122,298

	943,188		943,188

Financial liabilities in foreign currencies–
Accounts payable	844,478	—	844,478

212    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2019
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	336,078	—	336,078
FVOCI	734,496	—	734,496
Accounts receivable	146,165	—	146,165

	1,216,739	—	1,216,739

Financial liabilities in foreign currencies–
Accounts payable	1,582,042	—	1,582,042

As at 30 June 2020 (unaudited), if the foreign currencies had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s net loss for the year would have been 3,702 thousand decreased/increased (as at 31 December 2019: increased/decreased net profit RMB13,699 thousand).

(b)	Interest rate risk

The interest rate risk of the Group is mainly generated by short-term borrowing. Financial liabilities with floating interest rate make the Group face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the Group face interest rate risk of fair value. The Group determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at 30 June 2020 (unaudited), the total amount of the floating rate contract in the Group’s borrowing is RMB30,000 thousand(as at 31 December 2019: RMB47,600 thousand).

2020 Interim Report    213

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk (continued)

The financial department of the Group headquarters continuously monitors the interest rate level of the Group. Higher interest rates would increase the cost of the new interest-bearing debt and the Group has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our group’s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the Group for the six months ended 30 June 2020 and 2019 (unaudited).

As at 30 June 2020, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would increase/decrease by approximately RMB113 thousand (unaudited)(as at 31 December 2019: decrease/increase net profit RMB179 thousand).

(c)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibers, resins and plastics and intermediate petrochemicals are market prices. For the six months ended 30 June 2020, the Group used swaps contracts to manage a portion of this risk as the fluctuation of crude oil price could have significant impact on the Group.

As at 30 June 2020, the Group had certain commodity contracts of crude oil designed as qualified cash flow hedges. As at June 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB21,011 thousands (unaudited)(31 December 2019: Nil) and derivative financial liabilities of RMB32,353 thousands(31 December 2019: Nil).

As at 30 June 2020, it was estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Groups’ other reserves by approximately RMB47,787 thousands (unaudited)(31 December 2019: Nil). This sensitivity analysis has been determined assuming that the changes in prices had occurred at the balance sheet date and the changes was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk.

214    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(2)	Credit risk

Credit risk is managed on the Grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 30 June 2020 (unaudited) and 31 December 2019, the Group has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2020, the Group had facilities up to RMB23,802,278 thousand to issue letters of credit, of which RMB18,303,816 thousand was unutilised (unaudited).

2020 Interim Report    215

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2020 (unaudited),
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	3,076,438	—	—	—	3,076,438
Derivative financial liability	33,028	—	—	—	33,028
Accounts payable	6,066,658	—	—	—	6,066,658
Notes payable	850,800	—	—	—	850,800
Lease liabilities	11,911	5,738	1,984	353	19,986
Other payables	2,599,719	—	—	—	2,599,719

	12,638,554	5,738	1,984	353	12,646,629

		31 December 2019
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	1,575,176	—	—	—	1,575,176
Derivative financial liability	799	—	—	—	799
Accounts payable	7,664,296	—	—	—	7,664,296
Notes payable	733,900	—	—	—	733,900
Lease liabilities	11,700	8,846	2,435	495	23,476
Other payables	867,967	—	—	—	867,967

	10,853,838	8,846	2,435	495	10,865,614

216    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability.

(1)	Financial assets measured at fair value

As at 30 June 2020, continuing assets and liabilities measured at fair value are presented in the above three levels as follows (unaudited):

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets
– Structured deposit	—	—	3,727,444	3,727,444
Financial assets at fair value through other comprehensive income
– FVOCI	—	1,451,072	—	1,451,072
– Other equity instrument investments	—	—	5,000	5,000
Derivative financial asset
– Commodity swap contracts	—	21,011	—	21,011
– Foreign exchange option contract	—	383	—	383

	—	1,472,466	3,732,444	5,204,910

Financial liabilities
Derivative financial liability
– Commodity swap contracts	—	32,353	—	32,353
– Foreign exchange option contracts	—	675	—	675

	—	33,028	—	33,028

2020 Interim Report    217

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation (continued)

(1)	Financial assets measured at fair value (continued)

As at December 31 2019, the assets and liabilities continuously measured at fair value are listed as follows according to the above three levels:

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets
– Structured deposit	—	—	3,318,407	3,318,407
Financial assets at fair value through other comprehensive income
– FVOCI	—	1,540,921	—	1,540,921
Other equity instrument investment	—	—	5,000	5,000
Derivative financial asset
– Foreign exchange option contract	—	263	—	263

	—	1,541,184	3,323,407	4,864,591

Financial Liability
Derivative financial liability
– Forward foreign exchange contracts	—	799	—	799

For the six months ended 30 June 2020 (unaudited), there is no transition between levels of the Group (2019: Nil (unaudited)).

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

218    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation (continued)

(2)	Financial assets and financial liabilities not measured at fair value but disclosed it

Financial assets and liabilities measured at amortised cost mainly include notes receivable, trade receivables and other receivables, current portion of entrust lendings, short-term borrowings, trade and other payables, notes payable.

As at 30 June 2020 (unaudited) and 31 December 2019, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

11	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 30 June 2020 (unaudited) and 31 December 2019.

2020 Interim Report    219

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement

(1)	Trading financial asset

	30 June 2020
	(unaudited)	31 December 2019
Structured deposit	3,727,444	3,318,407

(2)	Accounts receivable

	30 June 2020
	(unaudited)	31 December 2019
Amounts due from related parties	1,509,927	1,308,335
Amounts due from third parties	2,114	2,114

	1,512,041	1,310,449
Less: provision for bad debts	—	—

	1,512,041	1,310,449

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2020
	(unaudited)	31 December 2019
Within one year	1,512,041	1,310,449

220    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(2)	Accounts receivable (continued)

(b)	As at 30 June 2020, the top five receivables collected by the arrears are summarized and analyzed as follows (unaudited):

	Amount	Provision	Percent of total amount
The total amount of accounts receivable in the top five accounts	1,498,879	—	99%

(c)	For the six months ended 30 June 2020 (unaudited), the Company has no accounts receivable that are terminated due to the transfer of financial assets.

(d)	Provision

For accounts receivable, whether or not there is significant financing component, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at 30 June 2020 (unaudited), the Group has no notes receivable and accounts receivable of single provision for bad debts.

(ii)	As at 30 June 2020 (unaudited), the Group has no pledged accounts receivable (As at 31 December 2019: Nil).

(iii)

For the six months ended 30 June 2020 (unaudited), the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivable that have been fully recovered or transferred in this year, or a large proportion of accounts receivable that have been recovered or transferred in this year (for the six months ended 30 June 2019 (unaudited): Nil).

(e)	Significant unwritten accounts receivable of the Group for the six months ended 30 June 2020 (unaudited) and 2019 (unaudited),.

2020 Interim Report    221

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(3)	Other receivables

	30 June 2020
	(unaudited)	31 December 2019
Amounts due from related parties	8,363	2,010
Amounts due from third parties	864,378	870,558

	872,741	872,568
Less: provision for bad debts	(857,931)	(857,931

	14,810	14,637

(a)	Provision movement

	First Stage				Third Stage			Total
	Expected credit loss in the next 12 months (Combined)		Expected credit loss in the next 12 months (Single)		Total	Expected credit loss over the duration (credit impairment has occurred)
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2019	14,637	—	—	—	—	857,931	(857,931)	(857,931)
Add	—	—	—	—	—	—	—	—
Less	—	—	—	—	—	—	—	—

30 June 2020 (unaudited)	14,810	—	—	—	—	857,931	(857,931)	(857,931)

As at 30 June 2020 (unaudited), the Company’s receivable from jinyong company, a former subsidiary within the scope of merger, is RMB857,791 thousand. Jinyong company began to stop production in August 2008 and continues to stop production at present and expected.

222    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(3)	Other receivables (continued)

(b)

For the six months ended 30 June 2020 (unaudited), the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivable that have been fully recovered or transferred in this year, or a large proportion of other accounts receivable that have been recovered or transferred in this year (for the six months ended 30 June 2019, Nil (unaudited))

(c)	As at 30 June 2020 (unaudited), the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jinyong Co.,Ltd	Reimbursed expenses	857,791	More than 3 years	98.3%	(857,791)
BOC	Accounts balance	7,832	Within one year	0.9%	—
Shanghai Yali Industrial Development Co., LTD	Accounts balance	911	Within one year	0.1%	—
Shanghai Shanghe Industrial Development Co., LTD	Accounts balance	664	Within one year	0.1%	—
Hangzhou North Depot of Shanghai Bureau Group Co. LTD	Accounts balance	331	Within one year	0.0%	—

		867,529		99.4%	(857,791)

2020 Interim Report    223

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(4)	Long-term equity investment

	30 June 2020	31 December 2019
	(unaudited)
Subsidiaries (a)	2,048,328	1,848,328
Associates (b)	4,868,815	4,641,570

	6,917,143	6,489,898
Minus: Provision for Long-term equity investment	—	—

	6,917,143	6,489,898

(a)	Subsidiaries

	31 December 2019	Additional/ negative investment	30 June 2020 (Unaudited)	Impairment provision	Cash dividends declared in current year
Toufa (i)	1,831,496	200,000	2,031,496	—	—
Jinmao Company	16,832	—	16,832	—	—

	1,848,328	200,000	2,048,328	—	—

(i)	In June 2020, the company has contributed RMB200,000 thousand cash to Toufa for the acquisition to Jinlian..

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(10)(b).

224    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(5)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2019	3,133,397	40,648,929	1,803,329	45,585,655

Reclassification in current period	—	(9)	9	—
Increase
Purchase	442	77,318	24,644	102,404
Transfer from construction in progress	8,190	997,606	34,813	1,040,609
Decrease
Disposal	(3,861)	(182,521)	(25,993)	(212,375)
Transfer to investment properties	(24,829)	—	—	(24,829)

30 June 2020 (unaudited)	3,113,339	41,541,323	1,836,802	46,491,464

Accumulated depreciation
31 December 2019	2,187,106	30,093,256	1,377,019	33,657,381

Reclassification in current period	—	(2)	2	—
Increase
Current period charges	41,717	662,305	43,065	747,087
Transfer from investment properties
Decrease
Current period disposal	(3,741)	(165,204)	(25,094)	(194,039)
Transfer to investment properties	(9,527)	—	—	(9,527)

30 June 2020 (unaudited)	2,215,555	30,590,355	1,394,992	34,200,902

Provision for impairment
31 December 2019	50,785	745,973	8,074	804,832

Current period charges
Decrease in current period	—	(1,333)	—	(1,333)

30 June 2020 (unaudited)	50,785	744,640	8,074	803,499

Carrying amount
30 June 2020 (unaudited)	846,999	10,206,328	433,736	11,487,063

31 December 2019	895,506	9,809,700	418,236	11,123,442

2020 Interim Report    225

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(5)	Fixed assets (continued)

For the six months ended 30 June 2020 (unaudited), no provision for impairment of the Company was made (for the six months ended 30 June 2019:Nil (unaudited)).

As at 30 June 2020 (unaudited) and 31 December 2019, the Company has no fixed assets as collateral.

For the six months ended 30 June 2020 (unaudited), depreciation of fixed assets depreciation amount of RMB747,087 thousand (for the six months ended 30 June 2019 (unaudited), RMB747,931 thousand), which included in the operating, marketing, management and R&D cost of depreciation expense is RMB693,236 thousand, RMB4,532 thousand, RMB46,842 thousand and RMB2,477 thousand respectively (In the six months ended 30 June 2019 (unaudited), RMB706,269 thousand, 4,489 thousand, RMB37,173 thousand and RMB0 respectively).

For the six months ended 30 June 2020 (unaudited), the costs of fixed assets transferred from construction in progress is RMB1,040,609 thousand (for the six months ended 30 June 2019: RMB41,879 thousand(unaudited)).

(6)	Revenue and cost of sales

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Main operation revenue(a)	29,526,505	38,232,522
Other operation revenue	152,727	229,685

	29,679,232	38,462,207

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Main operation cost(a)	24,986,094	30,160,444
Other operation cost	112,124	155,381

	25,098,218	30,315,825

226    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(6)	Revenue and cost of sales (continued)

(a)	Revenue and cost of sales

The Company’s main business belongs to the petrochemical industry.

Product analysis as follows:

	Six months ended 30 June (unaudited)
	2020		2019
	Revenue (unaudited)	Cost of sales (unaudited)	Revenue (unaudited)	Cost of sales (unaudited)
Synthetic fiber	720,697	983,671	1,219,618	1,314,445
Resin and plastic	3,857,136	3,863,254	4,486,489	3,752,529
Intermediate petrochemical products	4,402,979	4,391,041	5,663,418	4,805,977
Petroleum products	20,334,775	15,549,292	26,623,478	20,087,282
Other products	210,918	198,836	239,519	200,211

	29,526,505	24,986,094	38,232,522	30,160,444

(7)	Investment income

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Investment accounted for using the equity method (a)	227,993	463,496
Structured deposit income	69,412	55,306
Loss on discount of receivables	(11,027)	(3,621)
Others	—	(13,166)

	286,378	502,015

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

2020 Interim Report    227

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(7)	Investment income (continued)

(a)	Income from long-term equity investments accounted for using the equity method is as follow:

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Shanghai Secco	160,154	379,885
Chemical Industry	67,839	83,611

	227,993	463,496

(8)	Supplementary information on cash flow statements

(a)	Reconciliation from net (loss)/profit to cash flow from operating activities

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Net (loss)/profit	(1,832,138)	1,056,981
Add: Provisions for assets impairment	120,140	24,786
Provisions for credit impairment	—	7
Depreciation of investment properties	8,025	7,861
Depreciation of fixed assets	747,087	747,931
Depreciation of use right assets	6,739	39,325
Amortisation of intangible assets	6,154	6,320
Amortization of long-term deferred expense	114,166	93,663
(Gain)/losses on disposal of fixed assets	(2,186)	23,772
(Gain)/losses from changes in fair values	(9,037)	12,252
Financial income-net	(131,380)	(190,920)
Investment income-net	(286,378)	(502,015)
Increase in deferred tax assets	(664,109)	(4,055)
Decrease in deferred income	(5,000)	(5,000)
Decrease in inventories	2,103,082	1,021,923
(Increase)/decrease in operating receivables	(260,303)	58,925
Decrease in operating payables	(2,421,433)	(2,737,998)
Increase of reserve	44,240	5,137

Net cash inflow generated from operating activities	(2,462,331)	(341,105)

228    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(8)	Supplementary information on cash flow statements (continued)

(b)	Movement of cash and cash equivalent

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Cash and cash equivalents at end of the period	1,701,603	8,014,029
Less: Cash and cash equivalents at beginning of the period	(5,754,440)	(7,619,013)

Net (decrease)/increase in cash and cash equivalents	(4,052,837)	395,016

2020 Interim Report    229

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	Six months ended 30 June
	2020 (unaudited)	2019 (unaudited)
Gains/(Losses) on disposal of non-current assets	2,186	(18,724)
Government grants recognised through profit or loss	21,495	12,966
Employee reduction expenses	(11,554)	(13,349)
Gain from changes in fair values of derivative financial assets and liabilities	9,281	3,368
Structured deposit income	73,170	41,497
Foreign exchange options and foreign exchange forward contract gains/(losses)	1,031	(15,350)
Net losses on selling of FVOCI	(13,185)	(14,219)
Other non-operating expenses other than those mentioned above	(10,438)	(1,649)
Tax effect for the above items	131	3,982
Effect on non-controlling interests after tax	(29)	990

	72,088	(488)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

230    Sinopec Shanghai Petrochemical Company Limited

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net (loss)/profit (Consolidated)		Net assets (Consolidated)
	Six months ended 30 June		30 June
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	31 December 2019
Under CAS	(1,708,318)	1,143,717	27,043,707	30,015,901
Adjustments under IFRS-Government grants (a)	1,005	1,005	(21,048)	(22,053)
Safety production costs (b)	44,238	5,314	—	—

Under IFRS	(1,663,075)	1,150,036	27,022,659	29,993,848

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

2020 Interim Report    231

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Return on net assets and (losses)/earnings per share

			(Losses)/earnings per share
	Weighted average return on net assets (%)		Basic (RMB)		Diluted(RMB)
	For the six months ended 30 June		For the six months ended 30 June		For the six months ended 30 June
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
Net (loss)/profit attributable to shareholders of the Company	(6.588)	3.676	(0.159)	0.105	(0.159)	0.105
Net (loss)/profit attributable to shareholders of the Company excluding non-recurring items	(6.835)	3.698	(0.164)	0.106	(0.164)	0.106

232    Sinopec Shanghai Petrochemical Company Limited

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY’S 2020 INTERIM REPORT

Pursuant to the relevant requirements of Article 82 of the Securities Law, Standards for the Contents and Formats of Information Disclosure by Companies Offering to the Public No.3 – Contents and Formats of Interim Reports (2017 Revision), and Shanghai Stock Exchange Stock Listing Rules (2019 Revision), as the Company’s directors, supervisors and senior management, we fully understood and reviewed the Company’s 2020 Interim Report and issued the written opinions as follows:

1.	Confirmation opinions by directors and senior management

The Company operated in strict accordance with the financial system of listed companies, and the 2020 Interim Report fully, truly and fairly reflected the Company’s financial performance and operating results.

2.	Review opinions by supervisors

(1)	The formulation and review procedures of the Company’s 2020 Interim Report were in compliance with laws and regulations, articles of association and relevant internal control systems.

(2)	The contents and formats of the Company’s 2020 Interim Report met the relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange.

(3)	No violation of information confidentiality was found in the Company’s personnel involved in the formulation, review and information disclosure of the Company’s 2020 Interim Report.

(4)	The Company’s 2020 Interim Report fully, truly and fairly reflected the Company’s financial performance and operating results.

2020 Interim Report    233

WRITTEN CONFIRMATION OPINIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT ON THE COMPANY’S 2020 INTERIM REPORT (continued)

3.

All directors, supervisors and senior management guarantee that the information disclosed in the Company’s 2020 Interim Report and summary is true, accurate and complete, promise that there are no false records, misleading statements or major omissions, and bear the separate and joint legal liabilities for the authenticity, exactness and completeness of the contents.

Sign by directors

Wu Haijun	Guan Zemin	Jin Qiang	Jin Wenmin

Zhou Meiyun	Huang Xiangyu	Huang Fei	Xie Zhenglin

Peng Kun	Li Yuanqin	Tang Song	Chen Haifeng

Yang Jun	Gao Song

Sign by supervisors

Ma Yanhui	Zhang Feng	Chen Hongjun	Zhang Xiaofeng

Zheng Yunrui	Choi Ting Ki

234    Sinopec Shanghai Petrochemical Company Limited

CORPORATE INFORMATION

(1)	Corporate Information

Legal Chinese Name of the Company	中國石化上海石油化工股份有限公司

Abbreviation for Legal Chinese Name of the Company	上海石化

Legal English Name of the Company	Sinopec Shanghai Petrochemical Company Limited

Abbreviation for Legal English Name of the Company	SPC

Legal Representative of the Company	Wu Haijun

(2)	Contact Persons and Contact Details

	Secretary to the Board	Securities Affairs Representative

Name	Huang Fei	Yu Guangxian

Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540

Tel	8621-57943143	8621-57933728

Fax	8621-57940050	8621-57940050

E-mail	huangfei@spc.com.cn	yuguangxian@spc.com.cn

(3)	Basic Information

Registered Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal Code of Registered Address	200540

Business Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal Code of Business Address	200540

Principal Place of Business in Hong Kong	Room 605, 6/F, Island Place Tower, 510 King’s Road, Hong Kong

Website of the Company	www.spc.com.cn

E-mail address	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

Designated newspapers for the publication of Company announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Time”

Websites for the publication of the Company’s interim report	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company

Location of keeping of the Company’s interim report	Secretariat Office of the Board, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

2020 Interim Report    235

CORPORATE INFORMATION (continued)

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock	SHANGHAI PECHEM	00338
	Exchange
American Depository	New York Stock Exchange	SHI	–
Receipts (ADR)

(6)	Other Information

Auditors engaged by the	Name	PricewaterhouseCoopers Zhong Tian LLP
Company (Domestic)	Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hubin Road, Huangpu District, Shanghai 200021, PRC
Auditors engaged by the	Name	PricewaterhouseCoopers
Company (International)	Address	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong

Legal advisors:

PRC Law: Haiwen & Partners	20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law: Freshfields	55th Floor, One Island East
Bruckhaus Deringer	Taikoo Place
Quarry Bay, Hong Kong

United States Law: Morrison &	425 Market Street
Foerster	San Francisco, California 94105-2482
U.S.A.
Joint Company Secretaries:	Huang Fei, Chan Sze Ting

Authorised Representatives for	Wu Haijun, Chan Sze Ting
Hong Kong Stock Exchange:

H Shares Share Registrar:	Hong Kong Registrars Limited
Shops 1712-1716,17 Floor, Hopewell Centre, 183 Queen’s Road East,
Wanchai, Hong Kong

Depositary:	The Bank of New York Mellon
Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S.A
Number for International Calls: 1-201-680-6921
Email:shrrelations@cpushareownerservices.com
Website:www.mybnymdr.com

236    Sinopec Shanghai Petrochemical Company Limited